División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 2nd July 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissio[n]
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Independent Auditors' Report

Consolidated Financial Statements

For the years ended
December 31, 2008 and 2007

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte.

Lara Marambio & Asociados
RIF J-00327665-0
Torre Corp Banca, piso 21
Av. Blandín. La Castellana
Caracas 1060 - Venezuela

Tlf: +58 (212) 206 8501
Fax: +58 (212) 206 8870
www.deloitte.com/ve

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have audited the accompanying consolidated financial statements of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries**, which comprise the consolidated balance sheets as of December 31, 2008 and 2007, the consolidated statements of income, changes in the stockholders' equity and cash flows for the years then ended, and a summary of significant accounting policies, as well as other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries** as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the matter discussed in Note 1 to the consolidated financial statements. On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the early adoption of the International Financial Reporting Standards for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177- 2005, issued by the Venezuelan Securities Exchange Commission (CNV).

The translation of the consolidated financial statements into English has been made solely for the convenience of English-speaking readers.

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A.
Public Accountant
CPC N° 26120
CNV N° C–891

Caracas – Bolivarian Republic of Venezuela, February 27, 2009

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
ASSETS			
NONCURRENT ASSETS:			
Property, plant, and equipment - net	2	391,188,523	397,957,005
Equity in associates and joint businesses	3	3,459,354	4,769,358
Total noncurrent assets		394,647,877	402,726,363
CURRENT ASSETS:			
Prepaid expenses		1,064,387	816,416
Inventories - net	4	109,527,104	80,977,294
Advances to suppliers		2,658,080	1,801,026
Notes and accounts receivable - net	5	158,516,037	120,190,887
Available-for-sale investments	6	117,071	128,044
Cash and cash equivalents	7	42,326,103	11,161,903
Total current assets		314,208,782	215,075,570
TOTAL		708,856,659	617,801,933
LIABILITIES AND STOCKHOLDERS' EQUITY			
STOCKHOLDERS' EQUITY:	8 and 9		
Capital stock		69,633,596	69,633,596
Stock issuance premium		13,405	13,405
Cumulative translation gain or loss of foreign subsidiary and joint businesses		206,308	206,308
Retained earnings:			
Legal reserve		6,963,360	6,963,360
Net restated balance of retained earnings solely used for payment of share dividends of the Company or its subsidiaries		119,593,551	119,593,551
Undistributed earnings		220,669,329	155,762,882
Unrealized result from investments	6	82,793	(672,675)
Total stockholders' equity		417,162,342	351,500,427
NONCURRENT LIABILITIES:			
Accrual for severance benefits, net of long-term advances		11,572,895	7,256,889
Unsecured bonds	10 and 20	37,410,000	34,200,000
Deferred income taxes	12	30,992,261	34,734,819
Total noncurrent liabilities		79,975,156	76,191,708
CURRENT LIABILITIES:			
Accrual for severance benefits, net of short-term advances		13,050,285	7,874,205
Unsecured bonds	10	9,340,000	-
Commercial papers	11 and 20	13,084,438	10,925,263
Short-term loans	11 and 20	34,377,456	15,255,518
Dividends payable	8	2,018,672	42,225,789
Income taxes payable		33,662,266	8,728,831
Accounts payable	13	106,186,044	105,100,192
Total current liabilities		211,719,161	190,109,798
Total liabilities		291,694,317	266,301,506
TOTAL		708,856,659	617,801,933

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
REVENUES FROM SALES	14	856,634,558	540,737,010
COST OF SALES	15	562,109,694	418,405,033
GROSS INCOME		294,524,864	122,331,977
COSTS AND EXPENSES:			
Selling expenses	15	44,529,699	40,858,899
General and administrative expenses	15 and 19	35,358,924	24,982,689
Income from sale of assets	2	(427,943)	(9,211)
		79,460,680	65,832,377
OPERATING INCOME		215,064,184	56,499,600
EQUITY IN LOSSES AND EARNINGS OF JOINT VENTURES	3	(1,310,004)	802,404
FINANCIAL COSTS		(21,127,299)	(7,338,490)
FINANCIAL INCOME		935,726	850,632
EXCHANGE DIFFERENCES - NET		(84,467)	(27,226)
LOSS FROM SWAP OPERATIONS WITH INVESTMENT SECURITIES		-	902,083
OTHER INCOME (EXPENSES):			
ADR commissions		(1,139,502)	(257,782)
Tax on financial transactions		(6,035,705)	(2,554,009)
Other - net		9,242,566	(602,545)
		(19,518,685)	(8,224,933)
INCOME BEFORE INCOME TAXES		195,545,499	48,274,667
Income taxes	12	(38,875,052)	(5,381,490)
NET INCOME		156,670,447	42,893,177
EARNINGS PER SHARE:			
Basic	1	0.68	0.02
Diluted	1	0.68	0.02

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

					Retained earnings				
	NOTES	Capital stock	Stock issuance premium	Cumulative translation gain or loss of subsidiary and joint businesses	Legal reserve	Net restated balance of retained earnings solely used for payment of share dividends of the Company and its subsidiaries	Undistributed earnings	Unrealized result from investments	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 2006		69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Fair value of available-for-sale investments		-	-	-	-	-	-	(1,131)	(1,131)
Loss directly recognized in stockholders' equity		-	-	-	-	-	-	(1,131)	(1,131)
Realized result of available-for-sale investments		-	-	-	-	-	-	(70,449)	(70,449)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total recognized income and losses for the year		-	-	-	-	-	42,893,177	(71,580)	42,821,597
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Dividends declared	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Allowance of the year		-	-	-	91	-	(91)	-	-
BALANCES AS OF DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Realized result of available-for-sale investments		-	-	-	-	-	-	755,468	755,468
Net income for the year		-	-	-	-	-	156,670,447	-	156,670,447
Total recognized income for the year		-	-	-	-	-	156,670,447	755,468	157,425,915
Dividends declared	8	-	-	-	-	-	(91,764,000)	-	(91,764,000)
BALANCES AS OF DECEMBER 31, 2008		69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
OPERATING ACTIVITIES:			
Net income		156,670,447	42,893,177
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Exchange differences - net	20	84,467	27,226
Equity in earnings and losses of joint businesses	3	1,310,004	(802,404)
Result from reduction of equity in joint venture	3	-	407,911
Provision for income taxes	12	38,875,052	5,381,490
Result from reduction of available-for-sale investments		-	(21,346)
Result from disposal of property and equipment	2	-	65,275
Result from sale of property and equipment	2	(427,943)	(9,211)
Financial costs		21,127,299	7,338,490
Financial income		(935,726)	(850,632)
Depreciation	2	17,937,368	18,212,896
		234,640,968	72,642,872
Changes in working capital:			
Decrease (increase) in:			
Notes and accounts receivable		(38,325,150)	(16,189,503)
Advances to suppliers		(857,054)	(139,844)
Inventories		(28,549,810)	(14,512,555)
Prepaid expenses		(247,971)	159,863
Increase (decrease) in:			
Accounts payable		(114,039)	(1,359,539)
Accrual for severance benefits, net of advances		9,492,086	5,068,506
Cash provided by operating activities		176,039,031	45,669,800
Interests paid		(20,011,875)	(6,720,039)
Interests collected		935,726	850,632
Income taxes paid	12	(17,684,175)	(10,597,274)
Net cash provided by operating activities		139,278,707	29,203,119
INVESTING ACTIVITIES:			
Decrease in available-for-sale investments		766,441	41,265
Sale of property and equipment	2	796,667	9,211
Purchase of property and equipment	2	(11,537,610)	(2,720,480)
Net cash used in investing activities		(9,974,502)	(2,670,004)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term loans	11	19,121,938	(23,532,815)
Amount of issuance of commercial papers	11	35,084,438	16,152,400
Amortization of commercial papers	11	(32,925,263)	(16,623,546)
Amount of issuance of unsecured bonds	10	12,550,000	34,200,000
Capital increase	8	-	14,311
Cash dividends paid	8	(131,971,117)	(49,471,505)
Net cash used in financing activities		(98,140,004)	(39,261,155)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		31,164,200	(12,728,040)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7	11,161,903	23,889,943
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		42,326,103	11,161,903

See notes to the consolidated financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The parent company, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., is a company incorporated in the Bolivarian Republic of Venezuela in conformity with the Venezuelan Commercial Code and the Capital Market Law. The Company's main purpose is the production and commercialization of all forms of papers.

Adoption of International Financial Reporting Standards (IFRS) – On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the advance adoption of the International Financial Reporting Standards (IFRS) for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177-2005, issued by the Venezuelan Securities and Exchange Commission (CNV).

The accompanying consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS) that include International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and Interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued by the International Accounting Standards Board (IASB) effective for the periods beginning January 1, 2005.

In connection with the standards in effect at the time the Company presented its consolidated financial statements for the year 2005, these standards provide, among other, for the following:

- significant changes in accounting policies, valuation criteria, and forms of presentation of the financial statements included in the annual consolidated financial statements, and
- a significant increase in the information provided in the report on the consolidated annual financial statements.

January 1, 2004 was the transition date for the first-time preparation of the consolidated financial statements as of December 31, 2005 under IFRS.

At the date of issuance of these consolidated financial statements, the following standards and interpretations have been issued for application effective January 1, 2009:

- IAS 23 (Amended), "Borrowing Costs" (effective January 1, 2009). The amendment requires the capitalization of costs directly attributable to the acquisition, construction or production of a qualifying asset (assets that necessarily take a substantial period of time to get ready for their intended use or sale) as part of the cost of that asset. The option of immediately expensing borrowing costs will be eliminated. The Company will prospectively apply IAS 23 (Amended) effective January 1, 2009.

- IAS 1 (Revised), "Presentation of Financial Statements" (effective January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (i.e., non-owner changes in net equity) in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from 'owner changes in equity'. All 'non-owner changes in equity' will be required to be shown in a performance statement, but there will be a choice as to whether to present only the statement of comprehensive income or both the income statement and statement of comprehensive income. A restated balance sheet as at the beginning of the comparative period as well as balance sheets at the end of the current and comparative period shall be submitted by entities restating or reclassifying their comparative information. The Company will apply IAS 1 (Revised) from January 1, 2009. The income statement and the statement of comprehensive income may be presented as performance statement.

- IFRS 2 (Amended), "Share-based Payments" (effective January 1, 2009). The amended standard addresses vesting conditions and cancellations. The standard clarifies that vesting conditions are limited to services conditions and performance conditions. Other share-based payment components will be considered as non-vesting conditions, and shall be included in the fair value at the vesting date for transactions with employees and other parties providing similar services; these components will not have an impact on the number of expected vesting or on the valuation subsequent to the vesting date. All cancellations, either by the entity or by third parties, shall have the same accounting treatment. The Company will apply IFRS 2 (Amended) effective January 1, 2009.

- IAS 32 (Amended) "Financial Instruments: presentation and disclosure", and IAS 1, "Presentation of financial statements – Puttable instruments and obligations arising on liquidation" (effective January 1, 2009). The amended standard requires entities classifying puttable instruments or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, provided that financial instruments meet particular and specific conditions. The Company will apply IAS 32 and IAS 1 (Amended) effective January 1, 2009. This standard is not expected to have a significant effect on the group's financial statements.

- IAS 27 (Amended) "Consolidated and separate financial statements" (effective July 1, 2009). The amended standard requires that the effects of all minority equity transactions (previously "minority interests") be presented in the equity account unless there are changes in the control and such transactions shall not become goodwill or give raise to a profit or loss. The standard also specifies the accounting treatment to be applied when control has been lost. Any remaining interest in the entity is remeasured at its fair value and profits or losses are presented in the income statement. The Company's Management has estimated that the application of this standard shall not have an impact on the financial information of the Company and its subsidiaries.

- IFRS 3 (Revised) "Business Combinations" (effective July 1, 2009). The revised standard continues to require the application of the acquisition method of accounting all for business combinations, with certain significant changes, including, among others, that all business acquisition payments shall be recorded at fair value at the acquisition date, and any adjustments to the combination cost depending on a future event-related contingency should be classified as debt for subsequent re-measurement through the income statement. The standard also provides for the possibility of measuring, on a transaction by transaction basis, the non-majority participation in the acquiree either at fair value or at proportionate share of net assets of the acquiree. All other costs associated with the acquisition must be expensed. The Company will prospectively apply IFRS 3 (Reviewed) to all business combinations effective January 1, 2010.

- IFRIC 17 "Distributions of non-cash assets to owners" (effective July 1, 2009). The interpretation addresses the accounting treatment of distribution of non-cash assets to owners. One of the conclusions reached by the IFRIC is that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss upon payment of dividends. The interpretation does not apply to distribution of non-cash assets when the asset is finally controlled by the same party or parties before or after the distribution (e.g. distributions of non-cash assets to entities under common control). Also, dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity (date of declaration). The Company will prospectively apply the IFRIC effective January 1, 2009.

The following interpretations and amendments to existing standards have been published and are mandatorily applicable for the group's accounting periods beginning on or after January 1, 2009; however, they are not relevant for the Company's operations:

- IFRS 1 (Amended), "First-time adoption of International Financial Reporting Standards" (effective July 1, 2009). The amended standard permits entities first-time adopting this standard the use of the fair value cost or the carrying amount in conformity with the previous accounting practice to measure the beginning cost of investments in subsidiaries, jointly controlled entities and associates in separate financial statements. IFRS 1 (Amended) effective January 1, 2009 will not have any effect on the Company's financial statements.

- IFRS 8 "Operating Segments" (effective January 1, 2009). IFRS 8 supersedes IAS 14, "Segment Reporting" establishing a "management approach" under which segment reporting is based on the same basis used for internal reporting purposes. The Company's Management considers that the application of this standard will not have a significant impact on the financial information prepared by the Company and its subsidiaries or result in an increase in the number of reportable segments reported.

- IFRIC 15 "Agreements for the construction of real estate" (effective January 1, 2009). The interpretation clarifies whether particular transactions are under the scope of IAS 18 "Revenue", or IAS 11, "Construction Contracts". The application scope of IAS 18 may be applicable to a broader set of transactions. IFRIC 15 is not relevant for the group's transactions since all revenue-related transactions are recorded in conformity with IAS 18 and not under IAS 11.

Approval of the consolidated financial statements – The consolidated financial statements corresponding to the year ended December 31, 2007, prepared in conformity with international financial reporting standards were approved by the Stockholders' Meeting held on April 18, 2008. The consolidated financial statements corresponding to the year ended December 31, 2008 are pending approval. However, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that these will be approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company in the preparation of its consolidated financial statements are summarized as follows:

a. ***Responsibility for information and estimates*** – Information contained in the consolidated financial statements is the responsibility of the Company's Management and Board of Directors. Certain estimates made to quantify some assets, liabilities, revenues, expenses and commitments recorded therein have been used based on the experience and other relevant factors. Final results could differ from those estimates.

These estimates are reviewed on an ongoing basis. Accounting estimate modifications are prospectively recognized accounting for the modification effects in the corresponding consolidated income accounts for the year in which the corresponding reviews are conducted. Basically, these estimates refer to the following:

- Impairment losses of certain assets (Note 3),
- Useful life of property, plant and equipment (Note 2),
- Fair value of financial assets and liabilities (Notes 5, 6, 7, 10, 11 and 20),
- Accrued liabilities (Note 13),
- Occurrence of contingencies (Notes 13 and 22),
- Exchange control and impact on assets, liabilities and obligations in foreign currency and stockholders' dividends (Note 20),
- Price control over certain products commercialized by the Company (Note 20).

Although such estimates were made based on the best available information as of December 31, 2008 on analyzed facts, future events may demand a modification in future periods. Such modifications would be made in conformity with IAS 8, and on a prospective basis, by recognizing the effect of changes in the estimation in the corresponding consolidated income accounts.

b. ***Monetary reconversion*** – On March 6, 2007, the President of the Republic passed a Law-Decree on Monetary Reconversion, whereby, effective January 1, 2008, the monetary system unit shall be restated to the equivalent amount of one thousand current bolivars.

In conformity with the aforementioned Decree-law, effective that date, prices, salaries and other social benefits, as well as taxes and other amounts in local currency included in financial statements and other accounting documents or in credit securities, and in general, any operation or reference expressed in local currency shall be expressed in restated bolivars.

The financial statements in nominal values as of December 31, 2007 have been presented for comparative purposes with the 2008 financial statements by dividing the previously reported amounts by the reconversion factor of 1,000.

c. ***Consolidation*** – The accompanying consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its wholly owned subsidiaries: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Subsidiaries: Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, C.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States of America), both 50% owned, were considered as joint businesses in accordance with IAS 31, and recorded using the equity method.

All significant intercompany transactions have been eliminated in consolidation.

d. ***Effects of inflation*** – The Company's functional currency is the Venezuelan bolivar. Upon review of IAS 29 "Financial Reporting in Hyperinflationary Economies" and other literature consulted, and upon analysis of accumulated inflation at transition date and in subsequent periods, the Company determined that the Venezuelan economy ceased to be hyperinflationary since January 1, 2002.

Consequently, certain nonmonetary asset and liability amounts as of December 31, 2001, stated in constant currency as of that date, were considered as the new accounting basis for such items.

e. ***Translation of the financial statements of foreign subsidiaries and joint businesses*** – The Company determined the functional currency of its foreign subsidiaries in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates." Consequently, to be included in the accompanying financial information, the financial statements of such subsidiaries were translated into bolivars through the conversion of monetary and nonmonetary items of the balance sheet at the current exchange rate; for income accounts the average exchange rates for the corresponding year were considered.

The effects of including the financial statements of the subsidiaries translated into bolivars through this methodology are shown in stockholders' equity under Cumulative translation gain or loss of subsidiaries and joint businesses.

f. ***Equity in associates*** – An associate is an entity over which the Company has significant influence, neither single nor joint control, through its participation in the operating policy and decisions of the investee. Usually, this power is represented by a direct or indirect participation equal or higher than 20% of the voting rights of the investee.

The following companies over which the Company has 20% or more of the voting rights are not considered as associated to the Group:

Company	Voting rights %	Why it is not considered as an associate
Agroindustrial Mandioca, C.A.	20	The Company does not have significant influence over the associate's operations.
Corporación Forestal Orinoco, C.A.	33	The Company does not have significant influence over the associate's operations.
Fibras Secundarias, S.A.	33	The Company does not have significant influence over the associate's operations.
Central Cariaco	25,62	The Company does not have significant influence over the associate's operations.

Equity in joint businesses – A joint business is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to join control. Joint business arrangements that involve the establishment of a separate entity in which each party has an interest are referred to as jointly controlled entities. Profits and losses are eliminated based on the Company's interest in the joint business, except for unrealized losses that provide evidence of impairment of the allocated asset.

In conformity with IAS 31, the Company decided to value entities considered as joint business using the equity method.

g. ***Property, plant, and equipment*** – Property, plant and equipment are recorded at cost less depreciation and any impairment loss recognized. Depreciation is calculated using the straight-line method based on the remaining useful life determined by the Company.

Replacement or renewals of full items that extend the assets' useful lives or their economic capability are recorded as the asset's higher amount including the subsequent accounting disposal of the renewed or replaced items. Regular maintenance, safeguarding, and repair expenses are charged to income as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the different assets, as shown below, considering that the lands over which buildings and other constructions are built have an indefinite useful life and accordingly they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Vehicles	3-6
Furniture, fixtures, and other	3-5

In accordance with 2006's new events, the Company evaluated the economic benefits expected from certain assets, which originated changes in their useful life.

The Company's management considers that the book value of assets does not exceed their recovery value.

Interest expenses directly charged to the acquisition, construction or production of qualified assets for which a substantial period of time is required for its use or sale are added to the cost of such assets until they are substantially prepared for use. Income from investments obtained through the short-term investment of specific loans not invested in such assets is deducted from interest expenses subject to capitalization.

Income obtained from the sale or disposal of property, plant, and equipment is determined through the difference between benefit obtained from the asset's sale and book value, which is recognized in income for the period.

h. ***Long-lived assets*** – The Company reviews the carrying amount of its long-term assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the recoverable value of an individual asset may not be estimated, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher between an asset's fair value less cost to sell and its value of use. In assessing value of use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market valuations with respect to the temporary value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount, and an impairment loss is immediately recognized as an expense.

An impairment loss may be subsequently reversed and recorded as income for the period until the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in previous years.

i. ***Operating leases*** – Leases are classified as operating leases whenever the terms of the lease do not substantially transfer all the risks and rewards of ownership to the lessee, i.e. they remain in the lessor.

The Company has entered into lease agreements as a lessor. Leased assets are presented in property, plant and equipment. These assets are amortized in accordance with the policies adopted for similar assets for own use, and revenues from lease agreements are recognized based on the agreement terms, which approximate the straight-line method set forth in IAS 17.

Payments derived from operating lease contracts where the Company acts as a lessor are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent payments are expensed in the period in which they are incurred.

j. ***Transactions in foreign currency*** – The Company's functional currency is the Venezuelan bolivar. Consequently, transactions stated in currencies other than the bolivar are considered as "foreign currency transactions", and recorded in bolivars using the exchange rates applicable at the transaction date. Balances in foreign currency are adjusted at the year-end official exchange rate in bolivars. The resulting exchange differences are recorded in the statement of income. Exchange differences on monetary items receivable from or payable to foreign subsidiaries and joint businesses, for which settlement is neither planned nor likely to occur in the foreseeable future, which form part of the net investment of the foreign entity, are recognized in the consolidated financial statements as an integral part of the accumulated result from translation of subsidiary and joint businesses until disincorporation of the corresponding entity.

k. ***Inventories*** – Inventories are stated at the lower of acquisition or production cost or net realizable value. Costs comprise direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. During low-production periods, where idle capacity exists, the amount of overheads charged to each production unit does not increase due to these circumstances. During abnormally high-production periods, the amount of overheads charged to each production unit decreases, so inventories are not estimated over their actual cost.

Trade discounts, and rebates, and other similar items are deducted upon purchase price determination.

Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventories of spare parts are measured using the weighted average method and recognized in income for the period as consumed. Such inventories are presented in the consolidated financial statements at assumed cost, which does not exceed their recovery value. The assumed cost is equivalent to the acquisition cost less recognized obsolescence losses determined by the Company over the basis of a technical appraisal.

l. *Financial assets* – Investments are recognized and written-off by using the accounting method at the transaction date, recognizing at that date: a) the asset to be received and the liability to be paid, and b) the write-off of the asset to be sold, the recognition of the eventual result from the sale or disposal through any other means, and the recognition of an item receivable from the purchaser. Financial assets and liabilities are initially recognized at their fair value plus the costs of the transaction directly attributable to their purchase, except for those classified at fair value through profit or loss, which are initially recognized at their fair value.

Financial assets maintained by the Company are classified as follows:

- Loans and accounts receivable generated by the company: financial assets originated by the company in exchange for cash, goods or services supply to debtors.

- Available-for-sale financial assets include securities acquired with the intention to negotiate or as held-to-maturity investment. They are stated at fair value and changes are recognized in income over the term specified in IAS 39.

Financial assets are classified as financial assets at fair value through profit or loss, when they are classified as trading or when upon initial recognition they are designated by the Company as at fair value through profit or loss.

A financial asset is classified as trading if it is:

- acquired principally for the purpose of selling it in the near term;

- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial asset other than those held for trading might be classified as financial assets at fair value through profit or loss if:

- it eliminates or significantly reduces a measurement or recognition inconsistency; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company's key management personnel; or

- it forms part of a contract containing one or more embedded derivatives, and IFRS permit the entire combined contract to be designated as a financial asset or liability at fair value through profits or losses.

The financial asset at fair value through profit or loss is presented at fair value. A gain or loss on a financial asset classified as at fair value through profit or loss is recognized in the income statements for the period as generated. Recognized gains and losses include any dividend or interest earned from such financial assets.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These investments are stated at amortized cost, using the effective interest method less any recognized impairment loss, recognizing the income in the corresponding period.

The available-for-sale investments are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. Available-for-sale financial assets are measured at their "fair value". Profits and losses from variations in fair value are directly recognized in stockholders' equity except for impairment loss, interests calculated as per effective interest rate method and exchange gains/losses, which are directly recognized against income for the period. Upon asset sale or impairment, cumulative gains or losses previously recognized in the equity are included in the income statement for the period. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company's right to receive payment is established.

Trade accounts receivable, loans and other non-derivative accounts receivable with fixed or determinable payments that are not quoted in an active market are classified as loans and accounts receivable. These items are stated at amortized cost, using the effective interest method less any recognized impairment loss. Interest income is recognized by using an effective interest rate, except for short-term accounts receivable the recognition of which is not significant.

The fair value of a financial instrument at a specific date is the amount at which this asset could be purchased or sold between two interested parties and in mutual independence terms through free and reasonable procedures. The most usual and objective reference of fair value of a financial instrument is the price payable at an organized, transparent and profound market ("quotation price" or "market price"). If this price cannot be reasonably and reliably estimated for a specific financial instrument, its fair value is estimated at the price set out in recent transactions of similar instruments or at its current value discounted from future cash flows (collections or payments), thus applying a market interest rate for similar financial instruments (same term, currency, interest rate, and equivalent risk qualification).

Held-to-maturity investments and loans and accounts receivable maintained by the Company are measured at their "amortized cost," thus recognizing in income accounts interests income in accordance with the effective interest rate (TIR). Amortized cost is understood as the initial cost less the principal collections plus/less accumulated amortization of the difference between initial and held-to maturity amounts, thus considering potential reductions for impairment or non-payment.

The effective interest rate is the updating rate equivalent to the value of a financial instrument and total estimated cash flows for all concepts along its remaining life. For fixed-interest rate financial instruments, the effective interest rate matches the contractual interest rate set forth at acquisition date, plus, where applicable, commissions that due to their nature, may be considered as an interest rate. For variable interest rate financial instruments, the effective interest rate matches the current yield rated for all concepts until the first review of the referential interest rate type to be considered.

m. ***Cash and cash equivalents*** – Cash and cash equivalents include cash in banks and investments in time deposits due in three months or less.

n. ***Classification of current and noncurrent financial assets*** – In the accompanying consolidated balance sheets, financial assets are classified based on due dates, i.e. current assets are due in twelve months or less and noncurrent are due over twelve months.

o. ***Bank loans, obligations, commercial papers and unsecured bonds*** – Loans, obligations, commercial papers and unsecured bonds are recorded at amortized costs. Financial expenses, including premiums payable upon liquidation or reimbursement and direct issuance costs are recorded in income accounts using the effective interest rate method and added to the carrying amount of the instrument to the extent these are not liquidated during the period where originated.

p. ***Classification of current and noncurrent liabilities*** – In the accompanying consolidated balance sheets, liabilities are classified based on their due dates, i.e. current liabilities are due in twelve months or less and noncurrent liabilities are due over twelve months.

q. *Accrual for severance benefits* – Accrual for severance benefits comprises all the liabilities related to the workers' vested rights according to the Labor Law. Seniority indemnities are calculated and recorded in conformity with Venezuelan Labor Laws and the collective bargaining agreement in effect.

Under the current Labor Law, employees earn a severance indemnity equal to five- day salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three (3) months of continuous service. From the second year of service, the employees earn an additional two-day salary per year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits must be funded and deposited monthly in either an individual or severance benefits trust, or accrued in the employer's accounting records, as specified in writing by each employee. If severance benefits are kept in the employer's accounting, this is liable to pay interests on owed amounts, which are monthly established by the Central Bank of Venezuela. During the years 2008 and 2007, the average annual interest rates were 19.44 % and 13.68 %, respectively.

In case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in case of involuntary termination the Law establishes payment of an additional severance benefit up to a maximum of 90 days current salary based on length of employment.

r. ***Provisions*** – At the time of preparing the consolidated financial statements, management establishes distinctions between:

- *Provisions* – Accruals to cover present obligations at the date of the consolidated balance sheet arising from past events, which may derive in equity prejudices to the Company, defined regarding their nature, but undefined regarding their amounts and /or payment dates,

- *Contingent liabilities* – possible obligations arising from past events, the materialization of which is subject to the occurrence of one or more future events regardless of the entity's intention.

The Company's consolidated financial statements include all significant provisions regarding which payment of the liability is probable (more likely than not). Contingent liabilities are not recognized in the consolidated financial statements, but related information is provided therein, in conformity with IAS 37 (See Notes 13 and 22).

Provisions are quantified considering the best available information on the consequences of the events that originated them and are restated upon each accounting closing. Provisions are used to cover specific obligations for which they were originally recognized, thus leading to their full or partial reversal when such obligations cease to exist. As of December 31, 2008 and 2007, the Company's management has not recorded significant provisions that should be disclosed in the consolidated financial statements at those dates.

s. ***Financial liabilities and stockholders' equity*** – Financial liabilities and equity instruments are classified in conformity with the contractual agreements entered into and considering the economic substance. An equity instrument is a contract that represents a residual participation in the Company's stockholders' equity once all liabilities are deducted.

The financial liabilities maintained by the Company are classified as financial liabilities at fair value through profits or losses or as other financial liabilities.

Financial liabilities are classified as financial assets at fair value through profit or loss, when classified as trading or, designated by the Company upon initial recognition as at fair value through profit or loss.

A financial liability is classified as trading if it is:

- incurred principally for the purpose of repurchasing it in the near term;

- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than those held for trading might be classified as financial liabilities at fair value through profit or loss if:

- it eliminates or significantly reduces a measurement or recognition inconsistency; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company

- it forms part of a contract containing one or more embedded derivatives, and IFRS permit the entire combined contract to be designated as a financial asset or liability at fair value through profits or losses.

The financial liability at fair value through profit or loss is presented at fair value. A gain or loss on a financial asset classified as at fair value through profit or loss is recognized in the income statements for the period as generated. Recognized gains and losses include any dividend or interest earned from such financial liabilities.

Other financial liabilities, including loans, are initially recognized at their fair value, net of the costs of the transaction directly attributable to their issuance. Subsequently, these liabilities are recorded at amortized cost, using the effective interest method, recognizing the expense in the corresponding period.

t. ***Proceedings and/or claims in course*** – By the end of 2008, certain claims and legal proceedings were filed against the Company during the normal course of its business activities. According to management and its legal counsels, the outcome of such proceedings and claims will not have a significant effect on current and future consolidated financial statements.

u. ***Revenue recognition*** – Revenue is measured at the fair value of the consideration received or receivable, derived thereof.

Revenues from the sale of finished and other products are recorded if all of the following conditions are met:

- the Company has transferred to the purchaser any significant risks and advantages derived from the ownership of goods;
- the Company keeps no implication as to the current management of goods sold, to the extent normally related to the ownership, or retains effective control thereon;
- the amount of revenues may be reliably measured;
- the Company is likely to obtain economic benefits relating to the transactions; and
- costs incurred or to be incurred in relation to the transaction may be reliably measured. Sales are reported net of estimated returns, promotions granted, cash discounts, and any other discount granted.

Revenues from operating leases are recognized on a monthly basis based on the contract terms.

Interest income is accrued on a periodical basis considering the capital outstanding balance and the applicable effective interest rate.

Revenues from investment dividends are recognized upon establishing the stockholders' rights to receive such payments.

v. ***Advertising expenses*** – Advertising expenses are recorded in the statement of income as incurred.

w. ***Expense recognition*** – Expenses are recognized in income when there is a decrease in the future economic benefits related to decrease in an asset or increase in a liability that may be reliably measured. This implies that the recording of an expense is parallel to the recording of the increase in liability or decrease in asset.

Expenses are recognized on an immediate basis when a disbursement does not generate future benefits or does not comply with the requirements to be recorded as an asset.

x. ***Offsetting of balances*** – Debtor and creditor account balances are offset between themselves and subsequently presented in the consolidated balance sheet at their net amount, provided that they result from transactions that contractually or under legal provisions contemplate the possibility of offsetting and are intended to be settled at their net amount or realize the asset and simultaneously pay the liability.

y. ***Income taxes*** – The provision for income taxes represents the sum of the estimated current income tax payable and deferred income taxes.

Current income taxes are determined by applying the income tax rate set forth under the current tax legislation to net taxable income for the year.

Deferred tax assets and liabilities are determined by applying the tax rates established and decreed by the current tax law at balance sheet date.

Deferred tax assets and liabilities include temporary differences identified as amount to be paid or recovered due to differences between the carrying amounts of assets and liabilities and their tax value, as well as tax credits, discounts and unutilized tax losses.

Deferred tax assets identified as temporary differences are only recognized provided there is a probability that the Company will have enough tax benefits in the future to make them effective and that these do not arise from initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither tax nor accounting results.

Recorded deferred tax assets and liabilities are reviewed every year to verify their effectiveness, thus making the corresponding amendments based on the results from the analyses performed. Deferred tax asset is reduced through a valuation allowance of the amount estimated to be realized in the future.

z. ***Net basic and diluted earnings per share*** – Net basic earnings per share have been calculated by dividing net income for the year by the weighted average outstanding shares issued per year (See Note 8). Net basic and diluted earnings per share are the same for all periods presented, since the Company does not have potential dilutive instruments. For the year ended December 31, 2008, common outstanding shares issued amount to 229,410,000; and as of December 31, 2007, the weighted average outstanding shares issued amount to 2,035,934,496.

2. PROPERTY, PLANT AND EQUIPMENT

During the years ended December 31, 2008 and 2007, property, plant and equipment are as follows:

	Land and buildings	Machinery and equipment	Furniture, vehicles and equipment	Works in progress	Total
COST:					
As of December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
As of December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	24,096	53,611	680,344	10,779,559	11,537,610
Sales	-	-	(865,653)	-	(865,653)
Transfers	432,800	7,137,511	-	(7,570,311)	-
As of December 31, 2008	90,435,190	389,482,893	9,149,131	5,289,500	494,356,714
ACCUMULATED DEPRECIATION:					
As of December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Charges for the year	(2,436,833)	(14,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	131,253
As of December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Charges for the year	(2,488,686)	(14,448,759)	(999,923)	-	(17,937,368)
Sales	-	-	496,939	-	496,930
As of December 31, 2008	(16,068,930)	(81,954,586)	(5,144,675)	-	(103,168,191)
Total as of December 31, 2008	74,366,260	307,528,307	4,004,456	5,289,500	391,188,523
Total as of December 31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005

The Company has formalized insurance policies to cover potential risks to which different elements such as property, plant and equipment are exposed, as well as potential claims that might arise in the course of its business operations, in the understanding that such policies sufficiently cover the risks to which these are exposed.

As of December 31, 2008 and 2007, property, plant and equipment temporarily idle amount to Bs. 3,382,008 and Bs. 5,225,000, respectively.

As of December 31, 2008 and 2007, leased assets amount to Bs. 19,498,974 and Bs. 19,807,637, respectively (see Note 17).

As of December 31, 2008 and 2007, the Company maintains assets amounting to Bs. 6,060,281 and Bs. 6,974,191, respectively, corresponding to property, plant and equipment of the foreign subsidiary.

3. EQUITY IN ASSOCIATES AND JOINT BUSINESSES

As of December 31, equity in associates and joint businesses are as follows:

	2008	2007
Equity in associates and joint businesses	3,459,354	4,769,358

Equity in associates

As of December 31, equity in associates is as follows:

	%	2008	2007
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – impairment losses		(3,515,345)	(3,515,345)
		-	-

To the date of this report, the Company does not have updated financial information of these companies.

The Company has created an impairment provision equivalent to the carrying amount of the investment. The Company has no obligation to provide financial support to such entities.

Equity in joint businesses

As of December 31, equity in joint businesses is as follows:

	%	2008	2007
Simco Recycling Inc.	50	-	-
Manpa Centroamérica, C.A.	50	3,459,354	4,769,358
		3,459,354	4,769,358

As of December 31, 2008 and 2007, participation in net (losses) or income of investments recorded using the equity method, included in the Company's consolidated undistributed earnings, amount to Bs. (1,310,004) and Bs. 802,404, respectively.

During the years ended December 31, 2008 and 2007, the Company performed an equity analysis of it equity in the joint businesses with Simco Recycling Inc.; as a result thereof, it considered reducing such participation until accumulated losses reach their investment amount in such business.

The most recent condensed combined financial statements of the aforementioned companies are summarized as follows:

	2008	2007
Current assets	11,455	13,760
Total assets	13,675	17,749
Current liabilities	13,299	14,938
Stockholders' equity	21	2,445
Total liabilities and stockholders' equity	13,675	17,749
Net sales	19,882	21,550
Operating income	589	1,065
Net income	881	1,356

The aforementioned companies are not involved in claims, trials and extrajudicial actions that may originate contingent liabilities.

4. INVENTORIES

As of December 31, inventories are as follows:

	2008	2007
Raw materials	40,733,131	22,369,698
Inventories in transit	35,192,411	28,480,550
Finished products	22,986,126	15,347,715
Products in process	426,605	341,161
	99,338,273	66,539,124
Spare parts	12,927,129	19,193,754
Less – allowance for obsolescence	(2,738,298)	(4,755,584)
	10,188,831	14,438,170
Total inventories – net	109,527,104	80,977,294

Management estimates that inventories will be realized or used in the short-term; however, one portion of spare parts inventories may be used in more than one period.

For the years ended December 31, the allowance for obsolescence is as follows:

	2008	2007
Beginning balance	(4,755,584)	(3,381,920)
Allowance	-	(1,373,664)
Write-offs	2,017,286	-
Ending balance	(2,738,298)	(4,755,584)

5. NOTES AND ACCOUNTS RECEIVABLE - NET

As of December 31, notes and accounts receivable are as follows:

	2008	2007
Trade	114,642,782	77,412,693
Related companies (Note 18)	15,292,927	12,153,725
Employees	3,722,281	1,653,250
Sundry debtors	1,313,299	1,137,736
Prepaid income taxes	439,890	1,095,323
VAT – paid in excess	13,763,127	18,975,571
VAT credit – Net to be offset	1,386,022	1,683,824
Guarantee deposits	8,473,746	6,586,270
	159,034,074	120,698,392
Less – allowance for doubtful accounts	(518,037)	(507,505)
	158,516,037	120,190,887

The average credit period granted to local clients ranges between 30 and 90 days, and between 1 and 180 days for export clients.

As of December 31, trade accounts receivable include past-due balances for which no allowance for doubtful accounts have been established since the credit experience is not considered to have changed significantly, and according to the Company's management the related amounts continue to be considered as recoverable. The Company does not maintain guarantees on these balances pending collection, which reflect an average aging of 0 and 60 days as of December 31, 2008 and 2007, respectively. The aging of these balances is summarized as follows:

	2008	2007
Between 0 and 60 days	17,409,907	14,436,753
Between 61 and 90 days	36,546	1,012,695
Between 91 and 120 days	657,724	-
Over 120 days	55,079	-
	18,159,256	15,449,448

The Company maintains an allowance for doubtful accounts at a level that is considered by management as in line with the potential risk of bad debts. Aging of accounts receivable and clients' conditions are constantly monitored to ensure fairness of the allowance in the consolidated financial statements.

During the years ended December 31, the allowance for doubtful accounts is as follows:

	2008	2007
Beginning balance	(507,505)	(1,014,483)
Provision	(10,532)	(69,406)
Write-offs	-	576,384
Ending balance	(518,037)	(507,505)

The Company's management considers that the carrying amount of trade debtor accounts and other accounts receivable approximate their fair value. Reversal of the allowance is based on new estimates regarding provisioned doubtful accounts.

6. AVAILABLE-FOR-SALE INVESTMENTS

As of December 31, short-term available-for-sale investments are as follows:

	2008	2007
Available-for-sale investments and shares	117,071	117,071
Available-for-sale bonds	-	10,973
	117,071	128,044

Available-for-sale investments and shares

As of December 31, available-for-sale investments and shares are as follows:

	2008	2007
Investment portfolio	83	83
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	116,988
Corporación Forestal Venezuela, C.A.	47,817	47,817
	519,321	519,321
Less – valuation allowance	(402,333)	(402,333)
	117,071	117,071

Unrealized result from investments

	2008	2007
Available-for-sale investments and shares	82,793	(672,675)

7. CASH AND CASH EQUIVALENTS

As of December 31, cash and cash equivalents are as follows:

	2008	2007
Cash and due from banks	42,323,953	11,159,753
Bank placements	2,150	2,150
	42,326,103	11,161,903

8. STOCKHOLDERS' EQUITY

Capital stock

As of December 31,2008 and 2007, the Company's capital stock amounts to Bs. 22,941,000 represented by 229,410,000 common shares of Bs. 0.10 each, fully registered and paid, recorded before the competent authorities, and Bs. 46,692,596 for capital restatement, stated in constant bolivars as of December 31, 2001, in accordance with note 1c.

On November 25, 1996, the Board of Directors decided to declare share dividend amounting to Bs. 34,816,345 (stated in constant bolivars as of December 31, 2001) with charges to the net restated balance account for future capital increases arising from the clearing of capital restatement accounts, result from exposure to inflation (REI) and undistributed earnings in 1996, in conformity with Technical Publication Number 14 (TP 14) issued by the Federation of Public Accountants of Venezuela, thus issuing 1,147,004,712 new common shares with nominal value of Bs. 0.01 each. In accordance with the Venezuelan Securities and Exchange Commission, this capital increase was distributed as dividends to the stockholders recorded in the stockholders' book on January 2, 1997, in order to be duly granted and effective January 16, 1997.

At a Stockholders' Meeting held on February 14, 2002, the reclassification of the equity account "Net restated balance for future capital increases" to "Net restated balance of undistributed earnings used for payment of share dividends of the Company and its subsidiaries" was approved by the Venezuelan Securities and Exchange Commission pursuant to Communication N° CNV-OP-033, dated February 4, 2002.

At Extraordinary Stockholders' Meeting held on November 14, 2007, an increase of Bs. 906 of the Company's capital stock was approved by the issuance of 90,576 shares, with a nominal value of Bs. 0.01 each. The capital was registered and paid by a single stockholder, generating a premium of Bs. 13,405. Likewise, a change in the nominal value of the shares that comprise the social capital of the Company from Bs. 0.01 to Bs. 0.10 each was approved, and as result therefrom, the reduction of the existing shares to facilitate the conversion of the capital stock to strong bolivars (See Note 1b).

Legal reserve

The Commercial Code sets forth a provision of 5% of companies' net income for establishing the legal reserve, until it reaches at least 10% of capital stock. This reserve cannot be distributed as dividends.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2008 and 2007 the legal reserve fully belongs to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cumulative translation gain or loss of foreign subsidiary and joint businesses

As of December 31, the cumulative translation gain or loss of foreign subsidiary and joint businesses is as follows:

	2008	**2007**
Subsidiary:		
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)
	206,308	206,308

During the year ended December 31, 2008 and 2007, the cumulative translation gain or loss of foreign subsidiary and joint businesses presents no variations.

Cash dividends (in historical values at the date of operation)

According to article 112 of the Capital Market Law, the companies that make public bid of their shares shall establish in their bylaws the policy of dividends so that investors be informed on the matter. The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient.

According to the aforementioned law, the Company must distribute among its shareholders at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the surplus shall be distributed in the way aforementioned.

Article 16 of the Company's bylaws mentions the terms set forth in Article 112 of the Capital Market Law when it states the following: "The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient. The dividends to be distributed among its shareholders should be at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the excess shall be distributed in the way aforementioned. When the profits obtained in the corresponding period are lower than the percentage of the paid capital determined by the Venezuelan Securities and Exchange Commission, Article 116 of the Capital Market Law shall be applied. The stockholders' meeting shall decide the amount and opportunity of payment of the dividends, but may delegate to the Board of Directors the setting of the date of payment of the dividends". In this sense, Article 116 of the aforementioned law establishes that profits of the period resulting lower than the percentage of paid capital must be destined to an increase in capital until the satisfaction of the referred to percentage.

At a Stockholders' Meeting held on April 18, 2008, it was decided to declare cash dividends of Bs. 0.15 per share for a total of Bs. 34,411,500. Likewise, at a Stockholders' Meeting held on October 2, 2008, it was decided to declare an extraordinary cash dividend of Bs.0.25 per share, for a total of Bs. 57.352.500.

At a Stockholders' Meeting held on April 27, 2007, it was decided to declare cash dividends of Bs. 0.12 per share for a total of Bs. 27,528,113. Likewise, at a Stockholders' Meeting held on October 26, 2007, it was decided to declare an extraordinary cash dividend of Bs. 0.22 per share for a total of Bs. 50,468,207.

Retained earnings

Pursuant to the partial amendment to the standards for the preparation of the financial statements of the companies subject to the control of the Venezuela Securities and Exchange Commission dated March 25, 1997, the Company must disclose retained earnings and income for the period of the parent company and retained earnings of its subsidiaries. As of December 31, 2008 and 2007, the retained earnings and accumulated deficit of the subsidiaries included in retained earnings amount to Bs. 6,351 thousand and Bs. 100 thousand, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amount to Bs. 152,673 thousand and Bs. 214,318 thousand, respectively, as of December 31, 2008 and Bs. 39,066 thousand and Bs. 155,663 thousand, respectively, as of December 31, 2007.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2008 and 2007 the net earnings include Bs 42,630 thousand and Bs. 16,717 thousand of income tax expenses from the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996, the US Securities Exchange Commission authorized the American Depositary Receipt (ADR) Program, Level 1, for MANPA. ADRs are negotiated in the "Over-the-counter" market under the "MUPAY" symbol, and each ADR represents 5 ordinary shares of Manufacturas de Papel, C.A. MANPA, S.A.C.A. El Citibank, N.A. acts as depositary bank. As of December, 2008 and 2007, the number of outstanding ADR is 25,041,585 and 24,693,083, respectively.

9. CONTROL OVER FOREIGN INVESTMENTS (SIEX)

The Company is 73.69% owned by foreign investors.

The current legal system on foreign investments contemplates, among others, the following:

a. Foreign investors have the same rights and obligations as local investors.

b. Income from foreign investors may be remitted abroad without limitations.

c. Technology contracts for the use and development of patents and trademarks are to be registered with SIEX within sixty (60) days upon signature of the contracts.

As of December 31, 2008, the registry of the foreign investment issued by SIEX shows a foreign participation of Bs. 16,905,223 as of January 29, 2008.

10. ISSUANCE OF UNSECURED BONDS

As of December 31, 2008, the issuance of unsecured bonds, based on the issuing currency and its interest rate is as follows:

	Issuance outstanding value	Annual interest rate (%)
Bolivars:		
Variable interest, placed at par value in 2008	12,500,000	19.24
Fixed interest for 6 months, placed at par value in 2008	50,000	24.00

For the year ended December 31, 2008, the movement on the issuance of unsecured bonds is as follows:

	2008	2007
Beginning balance	34,200,000	-
Issuances	12,550,000	34,200,000
Ending balance	46,750,000	34,200,000
Less - Current portion	(9,340,000)	-
	37,410,000	34,200,000

Outstanding debenture bonds issued are comprised of four (4) 2007 year series, maturing on September 24, 2011; October 1, 2011; October 26, 2011 and February 8, 2012; and one (1) 2008 year series maturing on November 28, 2011. Debenture bonds corresponding to Issuance 2007-I will be redeemed through ten (10) quarterly due equal and consecutive payments for an amount equivalent to ten percent (10%) of capital, from the seventh quarter counted from the beginning date of the public offering for each series. Issue 2008-I bonds will be fully redeemed after two (2) years counted from the beginning date of the public offering for each series.

Issuance 2007-I 4 series debenture bonds issued during 2008 have an annual variable interest rate of 19.24% that will be reviewed on a quarterly basis and must be equivalent to 85% of the annual average weighted interest rate in the local market for lending transactions agreed by the main six commercial and universal banks with higher volume of deposits, published by the Central Bank of Venezuela in semi-annual indicators bulletin; and Issuance 2008-I 1 series bonds issued during 2008 maintain an annual fixed interest rate of 24% for a six (6) month period, which will remain invariable until the end of the fixed interest period, and from that date on, a variable interest rate will be applied; this variable rate will be equivalent to 90% of the annual average weighted interest rate in the local market for lending transactions agreed by the main six commercial and universal banks with higher volume of deposits, published by the Central Bank of Venezuela in semi-annual indicators bulletin.

Debenture bonds issued during 2007, maintain an interest rate that will be reviewed on a quarterly basis and shall be equivalent to 70% for series 1 and 2, and 75% for series 3, of the annual average weighted interest rate in the local market for lending transactions agreed by the six main commercial and universal Banks with a higher volume of deposits published by the Central Bank of Venezuela in semi-annual indicators bulletin.

11. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issuance of commercial papers

As of December 31, issuance of commercial papers based on the issuing currency and its interest rate is as follows:

	Issuance outstanding value	Annual interest rate (%)
Bolivars:		
Fixed interest	14,000,000	20.86

For the years ended December 31, issuance of obligations and commercial papers is as follows:

	2008	2007
Beginning balance	10,925,263	11,396,409
Issuances	35,991,500	24,252,400
Amortizations	(32,916,763)	(24,983,600)
Net interests	(915,562)	260,054
Ending balance	13,084,438	10,925,263

Outstanding commercial papers issued are composed of two (2) series which are due on March 31, 2009 and June 2, 2009.

During the years ended December 31, 2008 and 2007, issuances of commercial papers generated discounts in placements of Bs. 2,792 thousand and Bs. 699 thousand, respectively.

Short-term loans

As of December 31, short-term loans are as follows:

	2008	**2007**
Loans received from local banks in bolivars at variable interest rates with monthly amortizations and due in 30 renewable days.	34,377,456	15,255,518

As of December 31, 2008 the Company maintains lines of credit with different financial institutions for Bs. 196,900,000, and cash for Bs. 158,785,889, net of current letters of credit (See Note 22), which may cover any future commitment of the Company.

The average interest rate from the aforementioned loans ranged between 18% and 24% for the year 2008 and 14% and 17% for the year 2007.

12. INCOME TAXES

Consolidated fiscal group

Pursuant to the current tax legislation, companies belonging to the consolidated group file their tax returns on an individual basis.

Income tax expense

The income tax expense as of December 31 is as follows:

	2008	**2007**
Estimated current income tax	44,040,043	16,257,028
Less:		
Tax credit for investments in property, plant and equipment and other credits	(792,530)	(531,204)
Total current income tax	43,247,513	15,725,824
Adjustments recognized during current year relating to prior year current income taxes	(629,903)	1,190,992
Deferred income taxes from temporary differences	(3,742,558)	(11,535,326)
	38,875,052	5,381,490

In conformity with such legislation, taxpayers subject to income taxes that carry out transactions with foreign related companies must determine their income from exports, and costs for goods and services from foreign related companies, in accordance with certain methods set forth in such legislation. Management conducted the transfer pricing study required to document such foreign transactions, and it did not reflect important differences in regard to the amounts included for determining the net taxable income for the year ended December 31, 2007. The Company is in the process of performing the transfer pricing study required for documenting the aforementioned foreign transactions for the period ended December 31, 2008. In the opinion of management and its legal counsels, differences regarding the amounts included for the determination of net taxable income for the year ended December 31, 2008, will not be significant.

During the years ended December 31, 2008 and 2007, the effective income tax expense rate differs from the tax rate applicable to income before taxes. This difference is due to permanent items related to the determination of the taxable income, the effects of which on the applicable tax rates are summarized as follows (in percentages over income before taxes):

	2008		2007	
	Bs.	%	Bs.	%
Tax and tax rate applicable to book income	53,244,952	34.00	16,394,571	34.00
Effect on book income from application of International Financial Reporting Standards	(2,383,157)	(1.52)	2,722,665	5.64
Deferred tax asset valuation allowance	11,562,809	7.38	8,463,980	17.55
Tax adjustment for inflation	(24,140,775)	(15.42)	(22,893,681)	(47.48)
Other nondeductible expenses	1,716,994	1.10	3,176,596	6.59
Other nontaxable income	(333,241)	(0.21)	(2,205,291)	(4.57)
Effect of investment tax credits in property, plant and equipment and other credits	(792,530)	(0.51)	(277,350)	(0.58)
Income tax expense and tax rate applicable to book income	38,875,052	24.82	5,381,490	11.15

The current legislation considers the annual calculation of a regular adjustment for inflation of its nonmonetary items and stockholders' equity, which is included in the reconciliation of the net taxable income as taxable or deductible item, as appropriate. With respect to property, plant and equipment and other similar assets, this regular adjustment for inflation is either depreciated or amortized over the remaining useful tax life of the respective assets. For inventories, this adjustment is considered in the cost of sale of products upon consumption or sale. The total regular adjustment for the year is determined through the algebraic sum of the various adjustments for inflation of each nonmonetary and stockholders' equity item.

Balances maintained with the Tax Administration

As of December 31, 2008 and 2007, income tax credit balances maintained with the Tax Administration amount to Bs. 33,662,266 and Bs. 8,728,831, respectively.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for approximately Bs. 3,600 thousand and Bs. 6,212.9 thousand, by Resolutions N° 0780066125 and N° 0780066127, respectively, both dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). The aforementioned resolutions provide for the transfer of the amounts referred to above from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Accounts, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2006 and the Estimated Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2007, respectively.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for Bs. 450 thousand, by Resolution N° 0780066123 dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). The aforementioned resolution provides for the transfer of the amount referred to above from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period of the related company ended December 31, 2006. The transfer of these tax credits was agreed by the parties for Bs. 423 thousand, generating a loss of Bs. 27 thousand recorded in the results of the period.

In July 2007, the Company requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 14,907 thousand, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between July 2006 and January 2007, which could not be deducted in the three following periods. The aforementioned tax credit will be used to offset, pursuant to article 49 of the Organic Tax Code, obligations from the Final Income Tax Returns generated during the tax period ended December 31, 2007. On November 5, 2008, scope writ 0022395 was submitted with the SENIAT in order to modify the amount and the recovery period requested; the amount initially requested was Bs. 14,907 thousand and covered the taxable periods from July 2006 to January 2007. Under this new writ, the requested amount is Bs. 12,896 thousand and corresponds to the period from July 2006 to December 2007.

In July 2007, the subsidiary Transportes Alpes, C.A. requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 463.9 thousand, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between August 2006 and January 2007, which could not be deducted in the three following periods. The subsidiary is taking all the necessary proceeds to obtain the approval of the transfer of the aforementioned credit to the tax credit account from Manufacturas de Papel, C.A. (MANPA), to be offset against the Income Tax corresponding to the period ended December 31, 2007. In May 2008, the SENIAT approved the recovery request submitted by the subsidiary Transporte Alpes, C.A. amounting to Bs. 463.9 thousand, corresponding to taxable periods between August 2006 and January 2007; this tax credit was assigned to Manufacturas de Papel, C.A. (MANPA) S.A.C.A., and offset with the payment of the estimated income tax return for fiscal period 2008.

Deferred income tax balances

As of December 31, 2008, deferred income tax assets and liabilities are composed as follows:

	Beginning balance	Charges to results	Ending balance
Temporary differences:			
Basis difference in property, plant and equipment	57,201,878	(13,997,008)	43,204,870
Income from leases over cash basis	101,815	277,046	378,861
Basis difference in cash and cash equivalents	-	4,614,509	4,614,509
Basis differences in investments	(5,041,420)	(1,172,528)	(6,213,948)
Basis differences in inventories	(25,652,632)	8,174,876	(17,477,756)
Provisions	(1,248,104)	(2,613,629)	(3,861,733)
Provisions and accruals (labor contributions)	(651,005)	(419,376)	(1,070,381)
	24,710,532	(5,136,110)	19,574,422
Losses and other tax credit carryforwards not utilized			
Tax loss carryforwards	(1,538,522)	79,593	(1,458,929)
	23,172,010	(5,056,517)	18,115,493
Deferred income tax asset valuation allowance	11,562,809	1,313,959	12,876,768
	34,734,819	(3,742,558)	30,992,261

As of December 31, 2007, deferred income tax assets and liabilities are composed as follows:

	Beginning balance	Charges to results	Ending balance
Temporary differences:			
Basis difference in property, plant, and equipment	67,819,342	(10,617,464)	57,201,878
Income from leases over cash basis	702,833	(601,018)	101,815
Basis differences in investments	(4,107,506)	(933,914)	(5,041,420)
Basis differences in inventories	(19,164,597)	(6,488,035)	(25,652,632)
Provisions	(476,228)	(771,876)	(1,248,104)
Provisions and accruals (labor contributions)	(405,994)	(245,011)	(651,005)
	44,367,850	(19,657,318)	24,710,532
Losses and other tax credit carryforwards not utilized			
Tax loss carry forwards	(1,192,104)	(346,418)	(1,538,522)
Tax credit carryforwards	(4,430)	4,430	-
	43,171,316	(19,999,306)	23,172,010
Deferred income tax asset valuation allowance	3,098,829	8,463,980	11,562,809
	46,270,145	(11,535,326)	34,734,819

Unrecognized deferred income tax assets

In conformity with current tax legislation, the Company can carry forward operating tax losses, other than losses from the tax adjustment for inflation for up to three (3) years subsequent to the period in which they were incurred. The deductible tax effect that is not offset with the adjustment for inflation can be carried forward up to the following year after it is incurred. During 2008, the consolidated subsidiary Transporte Alpes, C.A, utilized a tax loss carried forward from prior years for Bs. 1,119,372, thus generating a tax benefit of Bs. 380,586.

13. ACCOUNTS PAYABLE

As of December 31, accounts payable are as follows:

	2008	2007
Trade	59,252,880	85,981,426
Accrued liabilities	31,210,717	10,683,333
Other	8,178,149	4,624,941
Related parties (Note 18)	6,448,999	2,764,874
VAT from third parties - payable	1,095,299	1,035,823
Tax on financial transactions	-	9,795
	106,186,044	105,100,192

Trade and other accounts payable mainly include pending payment balances of trade purchases and related costs. The average credit period granted for import purchases ranges between advances and 120 days, and advances and 35 days for local purchases, respectively.

The Company maintains license agreements with different suppliers. As of December 31, 2008 and 2007, the Company has recorded in income Bs. 2,484,627 thousand and Bs. 2,359,594, respectively, for license use. These agreements provide, among other, for the following conditions:

a. Payment of a royalty percentage over net sales of license products.

b. Deductions allowed for the calculation of royalty fees include: sale returns based on the gross sale percentage established in these agreements, and tax on sales and volume discounts.

c. In case of delayed payment, interest at the highest rate allowed by Law shall be paid.

d. The licensee shall have the right to conduct audits of royalties paid and demand payment of pending royalties resulting from these audits, plus interest at the maximum rate allowed by Law. In case these audits generate missing payments, the licensee shall recognize the audit fees.

As of December 31, 2008, 90% of such agreements are past-due, and the Company's management has no intention of renewing these contracts.

The Company's management estimates that the carrying amount of trade accounts payables approximate their fair value.

14. REVENUES

As of December 31, revenues are as follows:

	2008	2007
Sales of goods	846,778,613	534,894,679
Income from leases	6,854,498	3,905,840
Income from services	3,001,447	1,936,491
	856,634,558	540,737,010

15. INCOME FOR THE YEAR

As of December 31, income for the year includes the following debit balances:

	2008	2007
Depreciation and amortization	17,937,368	18,212,896
Cost of inventories recognized in income	327,699,286	277,426,947
Employees' benefits	161,157,516	90,749,702

16. BUSINESS SEGMENT REPORTING

Segmentation criteria

Segment reporting is structured based on the Company's different business lines.

Main business segments

Business lines described below have been established based on the Company's organizational structure in effect at 2008's closing; considering the nature of products and services provided, and the client segments to which they are targeted.

During 2008 and 2007, the Company focused its operations in the following business lines:

Printing, writing and packaging paper – This business segment production is basically oriented to manufacturing Bond, Bristol, Register, MF and MG papers, among others. Commercialization is mostly made as final products such as bags, sacks, reams, small reams, notebooks, envelopes, and other products.

Tissue paper – The tissue paper plant produces different types of paper, which are converted into final products such as toilette paper and facial tissues at centers located in Maracay, Venezuela and Trinidad & Tobago.

Services and rentals – This business segment is basically oriented to maintenance of assets destined to surveillance services payment and rentals.

Corporate – Revenues and expenses that cannot be specifically allocated to any operating line or that result from decisions that have a global impact on the Company, among others, expenses originated from projects and activities affecting several business lines and revenues from strategic participations, are allocated to a "Corporate Unit", to which reconciling items are assigned arising from the comparison between the result of integrating the financial statements of the different business lines with the Company's consolidated financial statements. Costs incurred by the Corporate Unit are prorated through an internal distribution system over the different business lines.

Geographical segment

The groups' activities take place in the Venezuelan market, Central America and the Caribbean; however, this segmentation is not significant in terms of the consolidated financial statements given the amounts' magnitude.

Bases and methodology for business segment reporting

Segment reporting shown below is based on monthly reports prepared by each division and is automatically generated on a monthly basis.

Structure of this information is designed as if every business line were an autonomous business and had its own resources, distributed based on the risk of the assets assigned to each line, in accordance with an internal control for cost percentage distribution.

Segment information corresponding to these activities is as follows:

As of December 31, 2008

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Statement of income:					
Local sales	389,905,900	435,301,149	11,402,893	-	836,609,942
Export sales	5,281,667	14,742,949	-	-	20,024,616
Intersegment sales - local	-	-	18,098,555	(18,098,555)	-
Intersegment sales – export	133,544	1,004,750	-	(1,138,294)	-
Total revenues	395,321,111	451,048,848	29,501,448	(19,236,849)	856,634,558
Costs and expenses	325,491,742	311,175,675	23,968,090	(19,065,133)	641,570,374
Operating income	69,829,369	139,873,173	5,533,358	(171,716)	215,064,184
Equity in earnings or losses ofjoint businesses	-	-	-	-	(1,310,004)
Financial revenues	-	-	-	-	935,726
Financial expenses and other	-	-	-	-	(19,144,407)
Income before income taxes					195,545,499
Income after income taxes	-	-	-	-	156,670,447
Depreciation	8,440,739	8,002,134	1,494,495	-	17,937,368
Capital expenditures	3,007,432	7,059,617	735,022	-	10,802,071
Balance sheets:					
Assets:					
Segment assets	341,838,591	291,441,889	51,583,492	(27,054,588)	657,809,384
Corporate segment assets	-	-	32,025,052	-	32,025,052
Equity in associates	3,459,354	-	-	-	3,459,354
Undistributed corporate assets	-	-	15,562,869	-	15,562,869
Total consolidated assets	345,297,945	291,441,889	99,171,413	(27,054,588)	708,856,659
Liabilities:					
Segment liabilities	67,148,330	54,426,137	9,782,606	(27,054,588)	104,302,485
Corporate segment liabilities	-	-	59,517,667	-	59,517,667
Undistributed corporate liabilities	-	-	127,874,165	-	127,874,165
Total consolidated liabilities	67,148,330	54,426,137	197,174,438	(27,054,588)	291,694,317

As of December 31, 2007

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Statement of income:					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Intersegment sales - local	-	-	12,676,594	(12,676,594)	-
Intersegment sales – export	217,492	1,212,168	-	(1,429,660)	-
Total revenues	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating income	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Equity in earnings or losses ofjoint businesses	-	-	-	-	802,404
Financial revenues	-	-	-	-	850,632
Financial expenses and other	-	-	-	-	(9,877,969)
Income before income taxes	-	-	-	-	48,274,667
Income after income taxes	-	-	-	-	42,893,177
Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital expenditures	1,683,475	566,980	470,025	-	2,720,480

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Balance sheet:					
Assets:					
Segment assets	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Corporate segment assets	-	-	-	-	34,278,422
Equity in associates	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	284,684,355	260,952,878	53,718,230	(24,662,066)	617,801,933
Liabilities:					
Segment liabilities	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Corporate segment liabilities	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	77,207,450	27,469,612	5,423,852	(18,183,977)	266,301,506

17. OPERATING LEASE

The Company as a lessor

As of December 31, 2008 and 2007, revenues from real estate leases amounted to Bs. 6,854,498 and Bs. 3,905,840, respectively.

Real estate under operating leases is subject to lease commitments ranging from one to five years, and price increases are ruled by the National Consumer Price Index (NCPI) and by the lease rental paid in the area for similar sheds with the same characteristics of the leased real estate; the Company's management estimates that current contracts as of December 31, 2008 will be automatically renewed.

As of December 31, the Company has agreed with the lessees on the following minimum lease installments:

	2008	2007
One year or less	6,853,498	4,528,921
Up to two years	16,652,280	2,942,446
Over two years	23,963,120	3,780,000
	47,468,898	11,251,367

The Company as a lessee

The Company leases real estate for use in its operations, the amounts of which are not significant for the purposes of the consolidated financial statements.

18. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

During the years 2008 and 2007, the Company and its subsidiaries carried out the following significant transactions with related parties during the regular course of their operations (in thousands of bolivars):

	Purchases		Sales	
	2008	2007	2008	2007
Turbogeneradores Maracay, C.A.(Electric Power Services)	20,583	8,472	-	-
MANPA Centroamérica, C.A. (Inventories)	-	-	5,282	3,693
Simco Recycling, Inc. (Inventories)	9,295	3,682	-	-
Corporación Industrial de Energía, C.A. S.A.C.A (Administrative services)	-	-	39	18

As a result of these and other less significant transactions the following accounts receivable and payable were generated:

	2008	2007
Accounts receivable:		
Joint businesses:		
MANPA Centroamérica, C.A.	4,188,326	6,086,103
Simco Recycling, Inc.	8,030,605	4,838,785
Associates:		
Turbogeneradores Maracay, C.A. (1)	4,295,173	2,171,764
Agroindustrial Mandioca, C.A.	1,069,911	834,450
Corporación Industrial de Energía, C.A. S.A.C.A.	359,389	296,534
	17,943,404	14,227,636
Less – allowance for doubtful accounts	(2,650,477)	(2,073,911)
	15,292,927	12,153,725
Joint business:		
Simco Recycling, Inc.	6,448,999	2,764,874
	6,448,999	2,764,874

(1) This company is a subsidiary of Corporación Industrial de Energía, C.A. S.A.C.A.

As of December 31, 2008 and 2007, the Company maintains an allowance for doubtful accounts for Bs. 1,582 thousand and Bs 2,074 thousand, respectively, corresponding to the difference between accounts receivable and accounts payable with Simco Recycling, Inc., which according to management's estimates, might not be recovered in the future. During the year ended December 31, 2008, the Company decided to record an allowance for doubtful accounts for Bs. 1,070 thousand, corresponding to accounts receivable from Agroindustrial Mandioca, C.A.

As of December 31, 2008 and 2007, the Company has not granted guarantees to financial entities on behalf of its related companies.

19. REMUNERATIONS TO THE BOARD OF DIRECTORS AND EXECUTIVES

Board of Directors

Clause N° 14 of the Company's bylaws sets forth that the members of the Board of Directors shall receive 1% of net revenues from their participation in the Company's operations. Amount paid to the Board of Directors in 2008 for this concept was Bs. 435 thousand (Bs. 305 thousand in 2007).

In addition, Clause N° 9 of the Company's bylaws sets forth that the members of the Board of Directors will receive a per diem payment equivalent to 200 tax units for attendance to the Board of Directors. The current values of the tax unit during the years ended December 31, 2008 and 2007 were Bs. 46 and Bs. 38, respectively. Amount paid for this concept as of December 2008 and 2007 was Bs. 1,636 thousand and Bs. 1,355 thousand.

Salary remunerations

Salary remunerations, other benefits to the personnel and professional fees received during 2008 by the Company's 56 executives (administrators) amounted to approximately Bs. 12,266 thousand (approximately Bs. 9,186 thousand in 2007 for 46 executives).

Commitments for insurance and other concepts

The post-employment benefits granted to certain current and former Company's executives, who were beneficiaries of insurance policies, are assumed by the Company. Amount charged to income for this concept during 2008 was approximately Bs. 133 thousand (Bs. 73 thousand in 2007).

As of December 31, remunerations to the Board of Directors and executives are as follows:

	2008	2007
Short-term remunerations of executives	10,229,946	7,727,269
Post-employee benefits	2,035,941	1,459,045
Remunerations of the Board of Directors	2,070,459	1,660,000

20. FINANCIAL INSTRUMENTS

Capital risk management

The Company manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2006.

The capital structure of the Company consists of debt (loans), cash and cash equivalents and equity attributable to stockholders.

Net indebtedness ratio

The Company's management considers reasonable a net indebtedness level between 30% and 35% determined as the proportion between the net indebtedness and stockholders' equity.

As of December 31, the net indebtedness ratio is composed as follows:

	2008	2007
Debt (loans)	94,211,894	60,380,781
Cash and cash equivalents	42,326,103	11,161,903
Total net debt	51,885,791	49,218,878
Equity attributable to stockholders	417,162,342	351,500,427
Net indebtedness ratio	12%	14%

Categories of financial instruments

As of December 31, the Company's financial assets and liabilities are composed as follows:

	2008	2007
Financial assets:		
Notes and accounts receivable	158,516,037	120,193,887
Cash and cash equivalents	42,326,103	11,161,903
Held-to-maturity investments	83	83
Available-for-sale investments	116,988	127,961
	200,959,211	131,483,834
Financial liabilities:		
At amortized cost	94,211,894	60,380,781
	94,211,894	60,380,781

At the reporting date there are no significant concentrations of credit risk in relation to these items. The amount reflected above represents the Company's maximum exposure to credit risk for such loans and receivables.

Financial risk management

The Company is continuously exposed to credit, liquidity and market risks from exchange rate, interest rate and price fluctuations. These risks are monitored through specific policies and procedures established by the Board of Directors.

The Finance Direction constantly monitors these risks through periodical reports that allow assessing the exposure levels the Company is exposed to, and issues quarterly management reports for consideration of the Board of Directors.

Credit risk

Financial instruments that partially submit the Company to concentration of credit risks mainly consist of cash and cash equivalents, investments in other financial assets and trade accounts receivable.

In order to mitigate the exposure to credit risk in cash and cash equivalents, the Company has adopted the policy of conducting its operations with entities of recognized solvency in national and international markets.

Credit risk exposures regarding investments in other financial assets are limited due to the risk qualifications of the issuers of such financial instruments.

Accounts receivable from clients are mainly represented by sales made to Distributors with an excellent credit record during their commercial relationships with MANPA. Accounts receivable from the main clients as of December 31, 2008 and 2007, represent 50.41% and 47.48%, respectively.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Company's board of directors, which has established policies y procedures for the management of short, medium and long-term funding. The Company, through the Finance Direction, manages liquidity risk by continuously monitoring cash flows and the maturity profiles of financial assets and liabilities.

As of December 31, the contractual maturity for the Company's non-derivative financial liabilities is as follows (amounts not discounted including interests caused):

As of December 31, 2008

	Average effective interest rate %	**1 – 3 months**	**3 months – 1 year**	**1 – 5 years**	**Total**
Financial instruments at variable interest rate	17%	34,377,456	9,340,000	37,410,000	81,127,456
Financial instruments at fixed interest rate	18.5%	5,694,813	7,389,625	-	13,084,438
		40,072,269	16,729,625	37,410,000	94,211,894

As of December 31, 2007

Average effective interest rate %	**1 – 3 months**	**3 months – 1 year**	**1 – 5 years**	**Total**
13.5%	15,255,518	-	34,200,000	49,455,518
7.5%	6,043,216	4,882,047	-	10,925,263
	21,298,734	4,882,047	34,200,000	60,380,781

Fair value of financial instruments

Except as indicated below, the Company's management considers that the carrying value of financial instruments recorded at amortized cost approximates their fair value:

	2008	2007
	Carrying value	
Financial liabilities:		
Loans, debenture bonds at variable interest rates and commercial papers at fixed interest rates	94,211,894	60,380,781

Market risk

The Company is continuously exposed to credit, exchange rate, interest rate and price fluctuation risks. Most of the sales of the Company are directed towards local market, while part of costs are denominated in US dollars, thus the variations between local inflation rate and devaluation rate might have an effect on operating margins.

Exchange rate risk

Since 2003, the Venezuelan Government and the Central Bank of Venezuela have entered into several Exchange Agreements that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. From that date, the Foreign Exchange Administration Commission (CADIVI) is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions that the execution of said agreement would require. To date, CADIVI has issued certain rules related to the registrations, guidelines, requisites and conditions related to the regime of management of foreign currencies.

In conformity with current foreign exchange regulations, individuals or legal entities importing, exporting, delivering or receiving foreign currency to or from the territory of the Bolivarian Republic of Venezuela for an amount over than US$ 10,000.00 or its equivalent in other foreign currency is compelled to declare before the foreign exchange administrative authorities the amount and nature of the corresponding operation or activity, except for securities issued by the Bolivarian Republic of Venezuela and acquired by individuals or companies, among other.

The Company has taken all the necessary proceeds to obtain the foreign currencies required for payment of its foreign currency liabilities from the import of goods and services and dividends. For this type of operations the average and year-end official exchange rate for the years ended December 31, 2008 and 2007 has remained in Bs.F. 2.15 per US$ 1.

Likewise, in conformity with the aforementioned regulations, the Company has conducted purchase-sale transactions of securities issued by the Bolivarian Republic of Venezuela to cover the payment of part of its obligations in foreign currency and decrease the effect of the aforementioned foreign exchange risk exposure.

The acquisition of foreign currencies necessary for foreign transactions carried out by the Company in the normal course of operations will be dependent upon: (1) the approval of all the registrations and requests submitted with the related institutions; (2) the availability of foreign currencies to be established in the application of the standards referred to above; and (3) the actions to be performed by the Company to obtain either the required foreign currencies not requested with the related institutions, or those requests rejected by such institutions.

The carrying value of monetary assets and liabilities denominated in foreign currency as of December 31 is as follows:

	2008	2007
	(In thousands of US$)	
Assets:		
Cash and short-term investments	5,409	4,538
Trade accounts receivable	1,894	1,826
Accounts receivable from related companies	3,554	4,208
Guarantee deposits	1,541	3,063
Advances to suppliers and sundry debtors	111	567
	12,509	14,202
Liabilities:		
Trade accounts payable	12,169	31,362
Accounts payable to related companies	1,515	1,671
Accrued liabilities and other	9,376	435
	23,060	33,468

The Company's management deems reasonable a sensitivity rate of 20% when assessing the exchange rate risk. Below is a sensitivity analysis assuming devaluation in the official exchange rate equivalent to the aforementioned rate, exclusively affecting monetary assets and liabilities above:

	2008	2007
Decrease in:		
Net income for the year	148,861,114	34,608,797
Net stockholders' equity	409,353,009	343,216,047

Interest rate risk

The interest rate risk is managed by the Company's management through a conservative indebtedness policy, which involves a balanced indebtedness at fixed and variable interest rates. Financial instruments that subject the Company to interest rate risk are shown in the liquidity risk section of this note.

The Company's management deems reasonable a 5% variation in the interest rate risk. Below is a sensitivity analysis assuming an increase in the interest rate equivalent to the aforementioned rate, and that financial liabilities subject to variable rates have remained unchanged throughout the period:

	2008	2007
Decrease in:		
Net income for the year	151,959,852	39,876,638
Net stockholders' equity	412,451,747	348,483,888

Other price-related risks

On February 6, 2003, the National Government decreed price control for basic commodities, including certain products prepared by the Company.

The Company's management conducts the analyses and submits the corresponding requests with the respective authorities for any necessary price adjustments applicable to its products under the terms set forth in the corresponding regulations.

21. NEW LAWS

Enabling Law

On February 1, 2007, the National Assembly passed a Law enabling the President of the Republic to issue legislative decrees on certain specific matters for an 18-month period since the publication of this Law in the Official Gazette of the Bolivarian Republic of Venezuela. The purpose of this law is ruling on different matters related to the Transformation of Governmental Entities, Popular Participation, as well as Economic, Social, Financial, Tax and Energy matters.

Tax Law on Financial Transactions

Within the framework of the Enabling Law granted to the President of the Republic, Decree-Law N° 5620 on the Tax Law on Financial Transactions of Legal and Economic Entities without Legal Personality was published in Extraordinary Official Gazette of the Bolivarian Republic of Venezuela N° 5852, dated October 5, 2007.

This Decree establishes a 1.5% aliquot on the amount of each debit account or operation for the following transactions carried out by legal and economic entities without legal personality (such as communities, de facto associations, and joint ventures) and those classified as special taxpayers and legally related, for payments (debt offsetting, novation and forgiveness) made without mediation of financial institutions:

a. Debits from bank accounts, correspondents, deposits held in custody, or any other type of deposits, demand deposits, liquid assets funds, trust instruments, and other financial market funds, or any other financial instrument made in banks and other financial institutions.

b. Transfer of checks, securities, cash-paid deposits held in custody, and any other marketable instruments from their second endorsement on.

c. Purchase of cashier's checks.

d. Lending operations conducted by banks and other financial institutions.

e. Transfer of securities held in custody among different bearers, even if no disbursement is made through any account.

f. Settlement of debts without mediation of the financial system through payment or any other debt extinguishment method.

g. Debits from accounts included in private organized payment systems not operated by the Central Bank of Venezuela and other than those of the National Payment System.

h. Debits in accounts for cross-border payments.

Tax exempted entities include, among others, the following: 1. Public entities with/without business purposes; 2. Debits generated from purchase, sale and transfer of securities held in custody issued or guaranteed by the Republic or the Central Bank of Venezuela, as well as debts or withdrawals related to payment of their principal or interests; 3. Transfers of funds by the account holder to its personal accounts in banks and other financial institutions incorporated and domiciled in Venezuela (this does not include accounts with more than one holder); and 4. Debits or withdrawals made in accounts of the Bank Clearing House Fund.

This Decree is effective November 1, 2007 until December 31, 2008. Decree N° 6165, issued by the National Government derogating the aforementioned Law was published in Official Gazette of the Bolivarian Republic of Venezuela N° 38951 on June 12, 2008.

22. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee its obligations, the Company has granted guarantees to bank institutions for Bs. 26,000.

Temporary admission system for asset enhancement

The Company has contracted bonds to guarantee compliance with customs obligations and conditions related to the introduction of goods for temporary admission operations for asset enhancement. As of December 31, 2008, bonds pending to be released in favor of the Tax Authorities amount to Bs. 39 thousand.

Pursuant to provisions of the Organic Customs Law and its Regulation, as well as the Regulation of the Release, Suspension, and other Special Customs Systems, noncompliance with obligations and conditions under which such operation was granted shall be sanctioned with a penalty equivalent to double the total value of goods. In this regard, the lack of legal re-export or nationalization within the current term or its utilization or destruction for different purposes shall be sanctioned with a penalty equivalent to total value of goods.

Opened letters of credit

The Company has requested the opening of letters of credits with financial institutions for the acquisition of raw material and supplies. As of December 31, 2008, letters of credits opened for these concepts amount to US$ 10,146 thousand. (Bs.21,814 thousand).

Contingencies

Tax matters

As of December 31, 2008, the tax authority was in the process of reviewing the main taxes applicable to the Company for the last four years.

As of December 31, 2008, assessments had been filed against the Company for approximately Bs. 8,687,183 mainly due to income taxes, business assets tax and value-added tax. The Company has filed the corresponding appeals. The Company's Management considers that liabilities that might result from assessments filed by the tax administration will not have a significant effect on the accompanying consolidated financial statements.

Due to the possible different interpretations of tax standards and the results of the tax audits that may be conducted in the future by tax authorities for years subject to review, new tax liabilities might arise for amounts that may not be currently quantified in an objective manner. Nevertheless, in the opinion of the Company's Management, the possible materialization of significant additional liabilities for this concept is remote.

Exchange matters

As of December 31, 2008 and 2007, the Company awaits ruling of the Supreme Court regarding the foreign currency repayment appeals filed before the Central Bank of Venezuela for US$ 567 thousand by the Treasury Department (currently Ministry of Finance). In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On August 26, 2003, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to noncompliance with the delivery of foreign currency sale vouchers to the Central Bank of Venezuela corresponding to exports made during the 1994-1996 Exchange Control amounting to US$ 5,321,716, representing 90% of the FOB value of the customs declarations. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On January 22, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to an alleged noncompliance by the Company with exchange standards prevailing during period 1994-1996 as there are not vouchers supporting the sale of foreign currencies to the Central Bank of Venezuela for US$ 10,129,513. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On January 15, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to an alleged noncompliance by the Company with exchange standards prevailing for period 1994-1996 for pending demonstration or selling of US$ 3,885,051.60 equivalent to 90% of the FOB value of the Customs Declarations for exports reflected in the statement of account of the corresponding exporter. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On September 24, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to alleged noncompliance by the Company with exchange standards prevailing during period 1994-1996 for an import transaction protected under the authorization for purchases of foreign currency amounting to US$ 843,269.45. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

Labor matters

Likewise, certain labor and civil litigations have been filed against the Company, which amount to approximately Bs. 6,105,152, for which all writs of discharge have been filed. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

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Lara Marambio & Asociados
J-00327665-0
Torre CorpBanca, piso 21
Avenida Blandín, La Castellana
Caracas
Miranda - 1060
Venezuela

Tel: +58 (212) 206 8501
Fax: +58 (212) 206 8540
www.deloitte.com/ve

Member of Deloitte Touche Tomahtsu

Deloitte.





The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, April 24, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of April 24, 2009 approved decreeing an ordinary cash dividend amounting to Thirty Cents of Bolivars (Bs.0.30) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.989 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 15, 2009 (effective date of registry with benefit) to those shareholders registered on May 4, 2009 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on April 26, 2009.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.


INTERPRETE
PUBLICO

- Certification of the Minutes of General Shareholders´ Meeting dated April 24, 2009.
- Certification of the Minutes of the Board of Directors No.989 dated April 24, 2009.
- Publication of the Notification of Shareholders´ Meeting.
- Income statement for the year ended at December 31, 2008.
- Statement of Movements in Shareholders´ Equity Account for the year ended at December 31, 2008.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 24, 2009** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Fourth (24th) day of April of the year Two Thousand Nine (2009) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 17, 2009 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF J-00023530-9. NOTICE . Company shareholders are convened for a General Shareholders´ Meeting to be held on April 24, 2009 at 12 m, in our office premises situated in Avenida Francisco de




DE
INTERPRETE
PUBLICO

Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.**

Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from March the 28th, 2009. Caracas, April 22, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed attached to this Minutes and who represent **two hundred one million two thousand sixty-four thousand nine hundred and forty-one (201,264,941) shares, that is, more than eighty-seven percent (87%)**



of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item** of the notice – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors**. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the **Second Item** of the notice was considered, that is, **appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **alternate** Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her alternate, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders Thus, **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her alternate,



who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Three Thousand Bolivars (Bs.3,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Third Item** of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty-Five Million Eight Hundred Eighty-Two Thousand Bolivars (Bs.45,882,000.oo). Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fourth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue**. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of



Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to FORTY-FIVE THOUSAND BOLIVARS (Bs.45,000.00) per year. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fifth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000, 000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to SEVENTY THOUSAND BOLIVARS (Bs.70,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of



Commercial Papers is set up to yearly THIRTY-NINE THOUSAND BOLIVARS (Bs.39,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the **Sixth Item** was considered, that is, **agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009







REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	229,410,000
Attending Shareholders:	201,264,941
% Quorum:	87.732
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	201,264,941
% Quorum Type "A"	87.732

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	2,000	0.001
ATRAMIZ VALI ELIAS	10,000	0.004
BRACHO NOGUERA ALBERTO ACACIO	1,500	0.001
GOMEZ ARRAIZ ROSA ELENA	343,886	0.150
GOMEZ GOMEZ GONZALO	4,521	0.002
GOMEZ GOMEZ JUAN VICENTE	473	0.000
HEREDIA JUAN BAUTISTA	38,321	0.017
LEFELD BURGUILLOS HANS WALTER	106,500	0.046
MUÑOZ DE LEON HELENA MARGARITA	500	0.000
REZNICEK WEIRAUCHOVA HANY	224,526	0.098
SOTO APONTE PEDRO JOSE	6,380	0.003



Total shares represented ===>	738,567	0.322
Total shares of quorum === >	201,264,941	87.732

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
DELFINO BERTRAN ALEJANDRO	**35,894**	**0.016**
DELFINO BERTRAN SILVANA	6,758	0.003
DELFINO THORMAHLEN ALEJANDRO	29,136	0.013
DELFINO LAZO CARLOS	**524,199**	**0.228**
DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
INVERSIONES 84709 C.C.	77,779	0.034
FERRER JEFFERSON	**125,215,492**	**54.582**
BEAR STEARNS SECURITIES CORP.	2	0.000
FONDO MUTUAL DE VZLA. F.M. DE INV. DE	7,565	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	125,207,925	54.578
GOMEZ GOMEZ GONZALO	**223,125**	**0.097**
INVERSIOES CEYPA GOMEZ, C.A.	223,125	0.097
GONZALEZ NELLY	**58,518,431**	**25.508**
ARMANECA BIENES Y RAICS, C.A.	4,984,758	2.173
AÑEZ DELFINO ALBERTO ENRIQUE	334	0.000

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO ARNALDO JOSE	2,319	0.001
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010




INTERPRETE
PUBLICO

CARRILLO HERNANDEZ NUBIA MARIA	40	0.000
CLARIDGE, LTD	35,000,000	15.257
DELFINO GOMEZ VIVIANNE	10,000	0.004
DELFINO PARRA DE RUBARTELLI MARIANA	200,105	0.087
DELFINO PARRA ELENA	3,068	0.001
DELFINO PARRA ELENA MARGARITA	46,049	0.020
DELFINO PARRA MARIA ANGELICA	100,144	0.044
DELFINO PARRA MARIA ISABEL	100,000	0.044
DELFINO THORMAHLEN ALBERTO JOSE	480,000	0.209
DELFINO TOLEDO MANUEL VICENTE	277,793	0.121
DIRMER MANZANO EGBERT	277,793	0.121
FUNDACION CARLOS DELFINO	10,242,798	4.465
FUNDACION CRLOS DELFINO	130,000	0.057
GOMEZ DE ROMERO SYLVIA HELENA	8,845	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	142,507	0.062
INMOBILIARIA ARA, S.S.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES HYADES, C.A.	22,000	0.010
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES VEIQUEVE, S.A.	12,760	0.006
INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
LARRAZABAL GONZALEZ ENRIQUE	1,570	0.001

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)



Shareholder's Name	Number of Shares	%
MADINA INVESTMENTS LTD.	2	0.000
MEADOWWEED PTE LTD.	4,348,192	1.895
PAPARONI MICALE FERNANDO	2,200	0.001
PAPARONI MICALE FERNANDO CESAR	90,599	0.039
PAPARONI SANCHEZ GUSTAVO	200	0.000
PAPARONI SANCHEZ SILVIA	1,200	0.001
PARRA PARDI MARIA ELENA	7,769	0.002
RAMIREZ ARAPE JOSE ANTONIO	345,996	0.151
RAMIREZ ORTIZ ANGEL JESÚS	1	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	11,200	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	1,550	0.001
THREE D INTERNATIONAL MARKETING, INC	2	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	28,000	0.012
IBAÑEZ MANUEL	**10,500**	**0.005**
INVERSORA FERIBASAN, C.A.	10,500	0.005
REPRESENTACIONES REAL TESORO, C.A.	15,500	0.007
NOVOA MARIA DEL CARMEN	**14,000,000**	**6.103**
BROWN BROTHERS HARRIMAN & CO.	14,000,000	6.103
REZNICEK HANY	**1,839,444**	**0.802**
DELFINO REXNICEK TOM GUSTAVO	1,839,444	0.802
TRAVIESO CARLOS	**136,460**	**0.002**
INVERSIONES 7426, S.A.	139,460	0.061
ZURIAS FANNY	**4,329**	**0.002**
AGROPECUARIA 27 DE MAYO, C.A.	697	0.000

Shareholder's Name	Number of Shares	%
FONDO DE GARANTIAS Y PROTECCIÓN BAN	3,091	0.001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	541	0.000



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

TOTAL SHARES REPRESENTED ===>	200,526,374	87.410
TOTAL QUORUM SHARES	201,264,941	87.732

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	2,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,000	0.001
ATRAMIS VALI ELIAS			
Own shares	: ⇒	10,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.004
BRACHO NOGUERA ALBERTO ACACIO			
OWN SHARES	: ⇒	1,500	0.001
REPRESENTED SHARES	: ⇒	0	0.000
TOTAL SHARES	: ⇒	1,500	0.001
DELFINO BERTRAN ALEJANDRO			
Own shares	: ⇒	0,000	0.000
Represented shares	: ⇒	35,894	0.016
Total shares	: ⇒	35,894	0.016
ELIAS ALVAREZ DE LUGO EDGARD JOHN			
Own shares	: ⇒	1,713,386	0.075
Represented shares	: ⇒	0	0.000




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Total shares	: ⇒	1,713,386	0.075
DELFINO LAZO CARLOS			
Own shares	: ⇒	0,000	0.000
Represented shares	: ⇒	524,199	0.228
Total shares	: ⇒	524,199	0.228
GARCIA ELI			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	20,456,474	0.892
Total shares	: ⇒	20,535,224	0.895
FERRER JEFFERSON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	125,215,492	54.582
Total shares	: ⇒	125,215,492	54.582
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	343,886	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	343,886	0.150
GOMEZ GOMEZ GONZALO			
Own shares	: ⇒	4,521	0.002
Represented shares	: ⇒	223,125	0.097
Total shares	: ⇒	227,646	0.0.99
GOMEZ GOMEZ JUAN VICENTE			
Own shares	: ⇒	473	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	473	0.000

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of	%




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

	Shares	
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	58,518,431	25.508
Total shares : ⇒	58,518,431	25.508
HEREDIA JUAN BAUTISTA		
Own shares : ⇒	38,231	0.017
Represented shares : ⇒	0	0.000
Total shares : ⇒	38,231	0.017
IBAÑEZ MANUEL		
Own shares : ⇒	0	0.000
Represented shares : ⇒	26,000	0.011
Total shares : ⇒	26,000	0.011
LEFELD BURGUILLOS HANS WALTER		
Own shares : ⇒	106,500	0.046
Represented shares : ⇒	0	0.000
Total shares : ⇒	106,500	0.046
MUÑOZ DE LEON MARGARITA		
Own shares : ⇒	550	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	550	0.000
NOVOA MARIA DEL CARMEN		
Own shares : ⇒	0	0.000
Represented shares : ⇒	14,000,000	6.103
Total shares : ⇒	14,000,000	6.103
REZNICEK W. HANY		
Own shares : ⇒	224,526	0.098
Represented shares : ⇒	1,839,444	0.802
Total shares : ⇒	2,063,970	0.900

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

SOTO APONTE PEDRO JOSE

Own shares	: ⇒	6,380	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	6,380	0.003

TRAVIESO CARLOS

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	139,460	0.061
Total shares	: ⇒	139,460	0.061

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/24/2009

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ZURIAS FANNY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,329	0.002
Total shares	: ⇒	4,329	0.002
General Total shares	: ⇒	201,264,941	87.732

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:



"**RECORD No. 989**. As of today, the Twenty-Fourth (24th) day of March of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and Acting Directors RICARDO DELFINO and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

1. The Board of Directors decided to set May 4, 2009 as registry date (deadline of transaction with benefit) and May 4, 2009 as payment date (effective date of registering the benefit) of the dividend approved by the General Shareholders' Meeting held on that same date, which decreed an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Twenty-Fourth (24th) day of April of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman of the Board of Directors. --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9




DE
INTERPRETE
PUBLICO

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.989 dated April 24, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of April 24, 2009 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Thirty Cents Bolivars (Bs.0.30) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on May 4, 2009 (deadline of transaction with benefit), payable on the fifth business day following that date, that is from May 15, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 26, 2009. (signed) Illegible. ---

[Newspaper ad: "El Universal." Friday, April 17, 2009. Caracas, Venezuela. Year CI– No.35837– Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE



Company shareholders are convened for a General Shareholders' Meeting to be held on April 24, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration.

3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, , the report of the Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

notice have been available at its office premises from premises from ~~March the~~ 28th, 2009.

Caracas, April 17, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman --

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Friday, April 17, 2009. http://www.el-nacional.com Caracas, Venezuela.Year LXVI – No.23574, Third Edition]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 24, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration.

3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO 20

representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, , the report of the Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from premises from March the 28th, 2009.

Caracas, April 17, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329



Cash dividends approved by the Shareholders´ Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
	151,846,329

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Report by Independent Public Accountants.

Consolidated Financial Statements.

Years ended at December 31, 2008 and 2007.

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2009. April 27 P 2:28. FILE RECEIVED." --------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 11th, 2009.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9018311
Internet: http://www.manpa.com.ve

Caracas, 24 de abril de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 24 de abril de 2009 aprobó el decreto de dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 989 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 04 de mayo de 2009 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 26 de abril de 2009.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 24 de abril de 2009.
- Certificación del Acta de Junta Directiva N° 989 de fecha 24 de abril de 2009.
- Publicación de la Convocatoria a la Asamblea.
- Estado de Resultados por el año terminado el 31 de diciembre de 2008.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2008.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve



Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 24 de abril de 2009**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veinticuatro (24) de abril del año dos mil nueve (2009), siendo las 12:00 m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de 17 de abril de 2009, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 24 de abril de 2009, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1) Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios. 2) Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3) Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4) Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5) Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6) Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición



en las oficinas de la compañía desde el 28 de marzo de 2009. Caracas, 17 de abril de 2009. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.
A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **doscientos un millones doscientos sesenta y cuatro mil novecientas cuarenta y un (201.264.941) acciones, o sea, más del ochenta y siete (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria,** o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Primer Comisario Principal el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su Suplente la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437.

Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Segundo Comisario Principal la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su Suplente la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de TRES MIL BOLIVARES (Bs. 3.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes.
Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.



Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Millones Ochocientos Ochenta y Dos Mil Bolívares (Bs. 45.882.000,oo).
Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias, para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MILLONES DE BOLÍVARES (Bs.F. 50.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de CUARENTA Y CINCO MIL BOLIVARES (Bs.F. 45.000,oo) por año.

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice



a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de SETENTA MILLONES DE BOLÍVARES (Bs.F. 70.000.000,oo) por año, para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de TREINTA Y NUEVE MIL BOLIVARES (Bs.F. 39.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes.

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 24/04/2009
HORA : 12:04:33

MANUFACTURA DE PAPEL, C.A. MANPA
Estado del Quorum
Ordinaria

Total Accs. : 229.410.000
Accs. Pres. : 201.264.941

% Quroum : 87,732

Total Accs. Tipo "A"	:	229.410.000
Total Accs. Tipo "A" Presentes	:	201.264.941
% Quroum Tipo "A"	:	87,732

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 24/04/2009
PAGINA: 1

MANUFACTURA DE PAPEL, C.A. MANPA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	2.000	0,001
ATRAMIZ VALI ELIAS	10.000	0,004
BRACHO NOGUERA ALBERTO ACACIO	1.500	0,001
GOMEZ ARRAIZ ROSA ELENA	343.886	0,150
GOMEZ GOMEZ GONZALO	4.521	0,002
GOMEZ GOMEZ JUAN VICENTE.	473	0,000
HEREDIA JUAN BAUTISTA	38.231	0,017
LEFELD BURGUILLOS HANS WALTER	106.500	0,046
MU=OZ DE LEON HELENA MARGARITA	550	0,000
REZNICEK WEIRAUCHOVA HANY	224.526	0,098
SOTO APONTE PEDRO JOSE	6.380	0,003
Total Acciones Representadas =>	738.567	0,322
Total Acciones del Quorum =>	201.264.941	87,732

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURA DE PAPEL, C.A. MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
DELFINO BERTRAN ALEJANDRO	**35.894**	**0,016**
DELFINO BERTRAN SILVANA	6.758	0,003
DELFINO THORMAHLEN ALEJANDRO	29.136	0,013
DELFINO LAZO CARLOS	**524.199**	**0,228**
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
INVERSIONES 84709 C.A. .	77.779	0,034
FERRER JEFFERSON	**125.215.492**	**54,582**
BEAR STEARNS SECURITIES CORP.	2	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	125.207.925	54,578
GOMEZ GOMEZ GONZALO	**223.125**	**0,097**
INVERSIONES CEYPA GOMEZ, C.A.	223.125	0,097
GONZALEZ NELLY	**58.518.431**	**25,508**
ARMANECA BIENES Y RAICES, C.A.	4.984.758	2,173
A╤EZ DELFINO ALBERTO ENRIQUE	334	0,000
A╤EZ DELFINO ARNALDO JOSE	2.318	0,001
CARPIO DELFINO MIGUEL ENRIQUE.	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
CLARIDGE, LTD.	35.000.000	15,257
DELFINO GOMEZ VIVIANNE	10.000	0,004
DELFINO PARRA DE RUBARTELLI MARIANA	200.105	0,087
DELFINO PARRA ELENA	3.068	0,001
DELFINO PARRA ELENA MARGARITA.	46.049	0,020
DELFINO PARRA MARIA ANGELICA	100.144	0,044
DELFINO PARRA MARIA ISABEL	100.000	0,044
DELFINO THORMAHLEN ALBERTO JOSE	480.000	0,209
DELFINO TOLEDO MANUEL VICENTE	117.504	0,051
DITTMER MANZANO EGBERT	277.793	0,121
FUNDACION CARLOS DELFINO	10.242.798	4,465
FUNDACIШN CARLOS DELFINO	130.000	0,057
GOMEZ DE ROMERO SYLVIA HELENA	8.845	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142.507	0,062
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES HYADES, C.A.	22.000	0,010
INVERSIONES INVERDELGO, C.A.	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
LARRAZABAL GONZALEZ ENRIQUE	1.570	0,001

MANUFACTURA DE PAPEL, C.A. MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
MADINA INVESTMENTS LTD.	2	0,000
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI MICALE FERNANDO	2.200	0,001
PAPARONI MICALE FERNANDO CESAR	90.599	0,039
PAPARONI SANCHEZ GUSTAVO	200	0,000
PAPARONI SANCHEZ SILVIA	1.200	0,001
PARRA PARDI MARIA ELENA	4.769	0,002
RAMIREZ ARAPE JOSE ANTONIO	345.996	0,151
RAMIREZ ORTIZ ANGEL JESUS	1	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	11.200	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	1.550	0,001
THREE D INTERNATIONAL MARKETING,INC	2	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	28.000	0,012
IBAÑEZ MANUEL	**26.000**	**0,011**
INVERSORA FERIBASAN,C.A. .	10.500	0,005
REPRESENTACIONES REAL TESORO,C.A. .	15.500	0,007
NOVOA MARIA DEL CARMEN	**14.000.000**	**6,103**
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
REZNICEK HANY	**1.839.444**	**0,802**
DELFINO REZNICEK TOM GUSTAVO	1.839.444	0,802
TRAVIESO CARLOS	**139.460**	**0,061**
INVERSIONES 7426, S.A.	139.460	0,061
ZURIAS FANNY	**4.329**	**0,002**
AGROPECUARIA 27 DE MAYO,C.A.	697	0,000
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	541	0,000
Total Acciones Representadas =>	200.526.374	87,410
Total Acciones del Quorum =>	201.264.941	87,732

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 24/04/2009
PAGINA: 1

MANUFACTURA DE PAPEL, C.A. MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	[illegible]	0,001
	Acciones Representadas	:=>	[illegible]	0,000
	Total Acciones	:=>	2.000	0,001
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	10.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,004
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	1.500	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.500	0,001
DELFINO BERTRAN ALEJANDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	35.894	0,016
	Total Acciones	:=>	35.894	0,016
DELFINO LAZO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	524.199	0,228
	Total Acciones	:=>	524.199	0,228
FERRER JEFFERSON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	125.215.492	54,582
	Total Acciones	:=>	125.215.492	54,582
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	343.886	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	343.886	0,150
GOMEZ GOMEZ GONZALO				
	Acciones Propias	:=>	4.521	0,002
	Acciones Representadas	:=>	223.125	0,097
	Total Acciones	:=>	227.646	0,099
GOMEZ GOMEZ JUAN VICENTE.				
	Acciones Propias	:=>	473	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	473	0,000

MANUFACTURA DE PAPEL, C.A. MANPA
Especial

Nombre Accionista			Cant. Acciones	%
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	58.518.431	25,508
	Total Acciones	:=>	58.518.431	25,508
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	38.231	0,017
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	38.231	0,017
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	26.000	0,011
	Total Acciones	:=>	26.000	0,011
LEFELD BURGUILLOS HANS WALTER				
	Acciones Propias	:=>	106.500	0,046
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	106.500	0,046
MU╤OZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=>	550	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	550	0,000
NOVOA MARIA DEL CARMEN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	14.000.000	6,103
	Total Acciones	:=>	14.000.000	6,103
REZNICEK HANY				
	Acciones Propias	:=>	224.526	0,098
	Acciones Representadas	:=>	1.839.444	0,802
	Total Acciones	:=>	2.063.970	0,900
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	6.380	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	6.380	0,003
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	139.460	0,061
	Total Acciones	:=>	139.460	0,061

MANUFACTURA DE PAPEL, C.A. MANPA
Especial

Nombre Accionista		Cant. Acciones	%
ZURIAS FANNY			
	Acciones Propias :=>	0	0,000
	Acciones Representadas :=>	4.329	0,002
	Total Acciones :=>	4.329	0,002
	Total Acciones General :=>	201.264.941	87,732

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 989**: Hoy, veinticuatro (24) de marzo de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y los Directores Suplentes Ricardo Delfino y Fernando Paparoni en ausencia de Alfredo Travieso P. y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 04 de mayo de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2009, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de treinta céntimos de bolívar fuerte (Bs.F. 0,30) por acción, para cada una de las doscientos veintinueve millones cuatrocientas diez mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los veinticuatro (24) días del mes de marzo del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva


MANPA
2009 ABR 27 P 2:29
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000,oo
Capital Suscrito: Bs. 22.941.000,oo
Capital Pagado: Bs. 22.941.000,oo
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 989 de fecha 24 de abril de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 24 de abril de 2009 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 04 de mayo de 2009 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 26 de abril de 2009

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • VIERNES 17 DE ABRIL DE 2009 • BsF 2,00 | Bs 2.000 • AÑO CI • Nº 35.837 • DEPÓSITO LEGAL PP-190901DF43



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 24 de abril de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.
2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.
3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs. F.50.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.
5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs. F. 70.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.
6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 28 de marzo de 2009.

Caracas, 17 de abril de 2009

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL NACIONAL
Bs. F. 2,00
CARACAS - VENEZUELA viernes 17 de abril de 2009
www.el-nacional.com


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 24 de abril de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.
2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.
3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs. F.50.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.
5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs. F. 70.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.
6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 28 de marzo de 2009.

Caracas, 17 de abril de 2009

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo aprobado por la Asamblea de Accionistas el 24 de abril de 2009 (Bs. 0,30 por acción)	(68.823.000)
	151.846.329



Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2008 y 2007


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April the 30th, 2009

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

Attn. OSMIRA MARIN

Next I do hereby detail the calculation of form CNV-FG008 corresponding to "Decree and/or Payment of Dividends."

	YEAR 2007	**YEAR 2008**
Profit before participation of Board of Directors	**48,709,209**	**197,123,988**
Participation of Board of Directors	**434,542**	**1,578,489**
Profit after participation	48,274,667	195,545,499
Income Tax Return	-5,381,490	-38,875,052
Net profit	**42,893,177**	**156,670,447**

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45

MANUFACTURAS DE PAPEL MANPA, C.A. (Manpa)S.A.C.A.

Authorized Capital: Bs. 45,880,180.00. Subscribed capital: Bs. 22,940,094.00 Paid capital: Bs. 22,940,094.00 --

Translator´s note: At the top right margin there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION, APRIL 30, 2009. 11:16 A. FILE RECIBED. MATILDE (signed) Illegible"

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 25th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve



Caracas 30 de abril de 2009.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: OSMIRA MARIN

A continuación le detallo el cálculo de la planilla CNV-FG008 correspondiente a "Decreto y/o Pago de Dividendos"

	AÑO 2007	AÑO 2008
Utilidad antes de participación de junta directiva	**48.709.209**	**197.123.988**
Participación junta directiva	**434.542**	**1.578.489**
Utilidad despues de participación	48.274.667	195.545.499
ISLR	-5.381.490	-38.875.052
Utilidad Neta	**42.893.177**	**156.670.447**

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 28, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you to comply with the provisions set forth in Article 5 of the Standards related to Periodical or Occasional Information to be provided by people subject to control by the National Securities and Exchange Commission, as per Resolution No.012-2006 of February 9, 2006 in regard to which we attach the following documents:

1. Audited financial statements corresponding to the period ended at December 31, 2008 sent on April 27, 2009. See attached copy.
2. Variation Analysis 2007 vs. 2006, Balance Sheet, will be sent separately.
3. Variation Analysis 2007 vs. 2006, Profit and Loss Statement, will be sent separately.
4. Letter to Management, will be sent separately.
5. Report by the Statutory Auditors, will be sent separately.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

6. Certification of the Minutes of General Shareholders´ Meeting held on April 24, 2009 and certification of the Minutes of the Board of Directors No.989 dated April 24, 2009 sent on April 27, 2009. See attached copy.
7. Statement about remunerations of the members of the Board of Directors and executive officers will be sent separately.
8. Report by Administrators, sent on April 27, 2009. See attached copy.
9. Updated list of shareholders at date of holding the aforementioned General Shareholders´ Meeting, issued by the Transfer Agent and the "Caja Venezolana de Valores."
10. Report by the Board of Directors about compliance with Corporate Governance Principles, sent on April 27, 2009.
11. Report about methods and procedures applied to organizations to prevent using such methods and procedures as means to legitimize capital.
12. SENIAT brochure in regard to tax solvency, and last Income Tax Statement, fiscal year ended at December 31, 2008.

Likewise, we do hereby submit notice of payment of dividends published in local newspapers on April 26, 2009.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

President. ---

[Letterhead of MANPA]

Caracas, April 24, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear Sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting held on April 24, 2009 approved decreeing an ordinary





cash dividend amounting to Thirty Cents of Strong Bolivars (BsF.0.30) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.989 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 15, 2009 (effective date of registry with benefit) to those shareholders registered on May 4, 2009 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on April 26, 2009.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.
- Certification of the Minutes of General Shareholders´ Meeting dated April 24, 2009.
- Certification of the Minutes of the Board of Directors No.989 dated April 24, 2009.
- Publication of the Notice of Shareholders´ Meeting.
- Income statement for the year ended at December 31, 2008.
- Statement of Movements in Equity Accounts for the year ended at December 31, 2008.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Next there is a list comprising thirteen (13) pages. The lists comprise four (4) columns, namely: “Banco Venezolano de Crédito. Calculation Vencred. Transfer Agent. Report of company shareholders. Date: 24/04/09. Company: Manufacturas de Papel C.A., S.A.C.A. Type of shares: A. The list has eight (8) columns, namely: Shareholders; Name, I.D. Card or RIF (Tax Information Number), Total Shares; Shares A; Shares B; Shares C; Shares D.” Next, there are seven (7) pages part of a list of shareholders of MANPA, S.A.C.A. registered with C.V.V. Caja Venezolana de Valores S.A. with shares of MANPA for the shareholders´ Meeting held on 04/24/2009. The lists comprise three


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

(3) columns, namely: I.D. Card or RIF (Tax Information Number), Sub-account, Amount."] ---

[Note: Attached hereto there is Special Taxpayer Form F-No.0600744766 and SENIAT Form DPJ-0002 dated from 01/01/08 to 12/31/08].---

[El Universal. Caracas, Venezuela. Sunday, April 26, 2009. BsF 2.80 Bs2,800 Year CI. No.35846 Legal deposit PP190901DF4(illegible).]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.989 dated April 24, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of April 24, 2009 by the General Shareholders' Meeting, which decreed an ordinary dividend of Thirty Strong Bolivar Cents (BsF.0.30) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2008 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on May 4, 2009 (deadline of transaction with benefit) payable on the ninth business day following that date, that is from May 15, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 26, 2009. (signed) Illegible. ---


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

[El Nacional. Caracas, Venezuela. Sunday. BsF 2.50 Year LXVI. No.23583 Established in 1943. Second Edition. Caracas - Venezuela]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.989 dated April 24, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of April 24, 2009 by the General Shareholders' Meeting, which decreed an ordinary dividend of Thirty Strong Bolivar Cents (BsF.0.30) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2008 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on May 4, 2009 (deadline of transaction with benefit) payable on the ninth business day following that date, that is from May 15, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 26, 2009. (signed) Illegible. --

Translator's Note:

At the upper right margin of most of the pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2009. April 29 P3:56. FILE RECEIVED." ------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 10th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

BOLIVARIAN REPUBLIC OF VENEZUELA
MINISTRY OF FINANCE
SENIAT
NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Popular Power of Finances RIF: G -Illegible

SPECIAL TAX PAYER
FORM FOR PAYMENT FORMAT
TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

F- No. 0600744766

01 R.I.F. No.	TAX PAYER NAME OR REGISTERED NAME
J000235309	MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

TYPE OF PAYMENT	No. INCOME TAX RETURN OR SETTLEMENT				TERM OF PAYMENT		PORTION
					FROM	16 TO	OF
INCOME TAX RETURN	888	26	777	600744766	1/1/2008	12/31/2008	

SOLE ACCOUNT PLAN		
CODE No.	**CODE DESCRIPTION**	**91 AMOUNT IN BsF.**
301010111	INCOME TAX CORPORATE BODY	32,356,753.72

TO BE FILLED BY TAX PAYER O LEGAL REPRESENTATIVE

23 PAYMENT TERM		
CASH	BANK DRAFT	
TAX REBATE CERTIFICATE (CERT)	EXPORT BONUS	PUBLIC DEBT BONDS

Caracas . (signed) Illegible

Translator´s Note: There is a seal over the date that reads as follows: "SENIAT. Date of collection 04/03/2009 Time:03:44:42 Document: 0001011458
R.I.F. J000235309 TAX: 26 TERM 12-2008. CHECK: 32,356,753.72 TOTAL: 32,356,753.72" .
There is a square wet seal at the bottom left margin that reads as follows: "BANCO INDUSTRIAL DE VENEZUELA . SENIAT TICKET WINDOW.

BOLIVARIAN REPUBLIC OF VENEZUELA
SENIAT
INTEGRATED NATIONAL SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Finances

FORM DPJ | 0002 | STATEMENT NO. 1100001011458-8

No.0744766

FINAL TAX RETURN AND PAYMENT FOR BODY CORPORATE, COMMUNITIES AND SOCIETIES INCLUDING HYDROCARBON AND MINE ACTIVITIES

IF THIS IS A SUBSTITUTE OR SUPPLEMENTARY TAX RETURN INDICATE No. AND DATE OF STATEMENT.

A.- TAXPAYER INFORMATION

		TAXABLE PERIOD FROM (D M Y)	UNTIL (D M Y)
01	LAST NAMES AND NAME - NAME OR COMPANY NAME MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 08	31 12 08
06	HOME OR FISCAL ADDRESS AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF.TORRE COUNTRY CLUB PISO 12 OFIC. 12	03 No. RIF J000235309	

B.- AGENT OR TRUE AND LAWFUL ATTORNEY INFORMATION

LAST NAMES AND NAMES: CARLOS DELFINO — No. RIF.: V036596178

C.- TAX SELF-RELIEF

	CONCEPTS		TAXABLE WITH FEE N° 2			TAXABLE WITH FEE N° 3	
1	TERRITORIAL SOURCE: NET INCOME OR TAX LOSS SEE SECTION 'E' BOX No. 64 AND No.62)	137	125,398,462.62	3	144		6
2	TERRITORIAL SOURCE: LOSSES PREVIOUS YEARS	173		7	174		6
3	TERRITORIAL SOURCE: TAXABLE ENRICHMENT OR TAX LOSS (1-2) (RESULT OF TARIFF No.3 MOVE TO BOX 10, ITEMS 445 IN POSITIVE CASE)	178	125,398,462.62	2	170		0
4	EXTRA TERRITORIAL SOURCE: NET ENRICHMENT OR TAX LOSS (SEE SECTION F BOX No. 7 AND No. 5) (AMOUNT IN TARIFF No3 MOVE TO BOX 12, ITEMS 460, IN POSITIVE CASE)	401		9	406		4
5	WORLD TAXABLE NET INCOME OR TAX LOSS (3+4)... IF (3) AND (4) ARE HIGHER THAN ZERO ... IF SOME OF THEM ARE NEGATIVE, ONLY TAKE THE POSITIVE	431	125,398,462.62				
6	TAX DETERMINED AS PER TARIFF No. 2 ... (BOX 5 X %TARIFF 2) - SUBTRAHEND	185	42,612,477.29				
	ACCREDITATION OF TAXES FROM NON PROPORTIONAL FOREIGN SOURCES						
7	CREDITABLE TAX PAID ABROAD (Art 2 INCOME TAX LAW)	441		9			
8	TOTAL TAX DETERMINED (AFTER ACCREDITATION OF PAID TAXES ABROAD (IF 6 IS GREATER OR EQUAL TO 7)..... (6-7)				442	42,612,477.29	8
9	DETERMINED TAX EQUAL TO ZERO (IF 6 IS MINOR THAN 7) .... (ITEM 8 =0,00)						

	PROPORTIONAL TAXES		TAXABLE AMOUNT			TERRITORIAL TAX BASE (A)			TAX ACCREDITED PAID EXT. (B)			PROPORTIONAL TAX TO BE PAID (A-B)	
10	TERRITORIAL SOURCE: TAXABLE ENRICHMENT (SEE BOX No.3 ITEM 360)	445		5	446		4				446		2
11	TERRITORIAL SOURCE: FORTUITOUS EARNINGS IN KIND	455		5	458		4				295		5
12	EXTRATERRITORIAL SOURCE: TAXABLE ENRICHMENT (CAME FROM BOX No. 4 , ITEM 406)	460		0	461		9	462		8	463		7
13	EXTRATERRITORIAL SOURCE: MINING DIVIDENDS	465		5	466		4	467		3	468		2
14	EXTRATERRITORIAL SOURCE: OIL DIVIDENDS	470		0	471		9	472		8	473		7
15	EXTRATERRITORIAL SOURCE: OTHER DIVIDENDS	475		5	476		4	477		3	478		2
16	EXTRATERRITORIAL SOURCE: FORTUITOUS EARNINGS	480		0	481		9	482		8	493		7
17	TOTAL PROPORTIONAL TAXES (10+11+12+13+14+15+16)										489		1
18	TOTAL TAXES SELF-RELIEVED BEFORE REBATES .... (9+17)										389	42,612,477.29	1

APPLICABLE ADVANCES TO FISCAL YEAR TAX

19	FISCAL YEAR RETAINED TAXES	221	424,492.96	9		
20	ADVANCES FOR DISPOSAL OF BUILDINGS	230		0		
21	TAX ADVANCES (ESTIMATED STATEMENT) FORM No. 1100000985872-7	231	8,627,943.49	9		
22	TAX PAID IN REPLACED TAX RETURN FORM No.	233		7		
23	TOTAL ADVANCES (19+20+21+22)			291	9,052,436.45	9
24	TOTAL TAX (IF 18 IS HIGHER OR EQUAL TO 23)..... (18-23)			290	33,560,040.84	0
25	FISCAL YEAR CREDIT IF 18 IS LESSER THAN 23)..... (23-18)			297		

REBATES TO TAX SELF-RELIEVED

26	REBATES FROM INVESTMENTS	211	799,245.36	9		
27	OTHER REBATES	234		6		
28	TOTAL REBATES (28+27)			886	799,245.96	4



29	TOTAL FISCAL YEAR TAX (IF 24 ES HIGHER THAN 28) .... (24-28)	220	32,760,795.48 0
30	FISCAL YEAR TAX EQUAL TO ZERO (IF 24 IS LESS THAN 28) .... (ITEM 29=0.00)		
	TAX CREDIT OF BUSINESS ASSETS		
31	TAX CREDIT TO ACCUMULATED BUSINESS ASSETS TAX 242 8		
32	CREDIT FROM BUSINESS ASSET TAX APPLICABLE TO FISCAL YEAR (AMOUNT EQUAL OR MINOR THAN 29) 243 7		
33	TOTAL TAX AFTER APPLYING CREDITS FROM BUSINESS ASSETS (IF 29 IS HIGHER OR EQUAL TO 32)... (29-32)	244	32,760,795.48 6
34	CREDITS FROM BUSINESS ASSETS TAX CARRIED FORWARD TO FISCAL YEAR (IF 31 IS HIGHER THAN 32)... (31-32) 245 5		
	TAX PAID IN EXCESS		
35	TOTAL TAX PAID IN EXCESS IN PREVIOUS FISCAL YEARS NON COMPENSATED/ NOT TRANSFERRED 241 9		
36	TAX PAID IN EXCESS TO BE COMPENSATED (AMOUNT EQUAL OR MINOR 33) 249		
37	TOTAL TAX PAYABLE BEFORE COMPENSATIONS (33-36)	355	32,760,795.48 8
	COMPENSATION		
38	COMPENSATION WITH OWNED CREDITS		

STATEMENT No.	TAX	FISCAL YEAR	AMOUNT
311	312 8	313 314	6

39 COMPENSATION WITH ACQUIRED CREDITS (TRANSFER)

RIF GRANTOR	DECLARATION No.	TRIBUTE	FISCAL YEAR	AMOUNT
315 J-07503393-0 5	316 2000000299206-6	317 INCOME TAX 3	318 2008	319 404,041.76 1
321 9	322	323	324	325 5

40 RESOLUTIONS CREDIT ACKNOWLEDGEMENT (1) REPETITION OF PAYMENT (2) WITHOLDINGS (VAT) RETURNS (3) VAT WITHOLDINGS RETURNS ACQUIRED BY LAW

TYPE OF RESOLUTION	RIF GRANTOR	RESOLUTION No.	DATE	AMOUNT
326 4	327 3	328	329	330 0
331 9	322 8	333	334	335 5
336 4	337 3	338	339	340 0
341 9	342 8	343	344	345 5

41	COMPENSATION (314+319+325+330+335+340+345)	358	404,041.76 4
42	TOTAL TAX TO PAY AFTER COMPENSATIONS (37-41)	90	32,356,753.72 0
43	TAX PAIN IN EXCESS NO COMPENSATED / NO REIMBURSED PLUS TAX GENERATED DURING FISCAL YEAR (35-36+25)	87	

BOLIVARIAN REPUBLIC OF VENEZUELA **FORM DPJ - 0026** (07) F-2006 No.0744766

PAYMENT FORM

TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

SENIAT

NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION

Attached to Ministry of Finances

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)	03 No. RIF.
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	J000235309

PAYMENT PERIOD		23 PAYMENT TERMS	AMOUNT IN Bs.
15 FROM	16 UNTIL	CASH	
01/01/2008	31/12/08	BANK DRAFT	32,356,753.72
		TAX REBATE CERTIFICATE (CERT)	
		EXPORT BONUS	
		PUBLIC DEBT BONDS	

SOLE ACCOUNT PLAN

CODE No.	CODE DESCRIPTION	AMOUNT IN BS.
301010111	INCOME TAX OTHER BODY CORPORATE	91 32,356,759.72 9
301010102	TAX TO PUBLIC OPERATING HYDROCARBON INDUSTRIES AND COMERCIALIZADORAS	91 9
301010103	TAX TO PUBLIC HYDROCARBON INDUSTRIES PETROLEOS DE VENEZUELA (PDVSA) MAIN OFFICE AND OTHER	91 9
301010107	TAX TO MINING COMPANIES IRON SECTOR	91 9
301010108	TAX TO MINING COMPANIES OTHER MINERALS SECTOR	91 9

CITY OR PLACE:	SIGNATURE OF PAYER:
CARACAS	Illegible

D. READJUSTMENT FOR INFLATION

NON-MONETARY ASSETS	FIXED ASSETS	INVENTORY	ACCOUNTS RECEIVABLE READJUSTED	OTHER NON-MONETARY	READJUSTMENT FOR INFLATION
BALANCES TO READJUST	901 193,426,508.59 2	902 178,737,890.48 8	903 7	904 47,692,258.35 6	
READJUST. FOR INFLATION	912 27,666,221.51 8	913 (20,867,124.18) 7	914 6	915 (2,087,439.83) 5	916 4,701,657.50 4

NON-MONETARY LIABILITIES	ACCOUNTS RECEIVABLE READJUSTED	SHORT TERM READJUSTED	LONG TERM READJUSTED	OTHER NON-MONETARY	READJUSTMENT FOR INFLATION
BALANCES TO READJUST	921	922	923	924	
READJUST. FOR INFLATION	932	933	934	935	936

NET EQUITY

	INITIAL NET EQUITY			INCREMENTS			REDUCTIONS			READJUSTMENT FOR INFLATION		
AMOUNT TO READJUST	943	(268,115,647.30)	7	944	80,337,689.70	6	945		5			
READJUST. FOR INFLATION	954	(85,528,891.49)	6	955	9,745,357.13	5	956		4	957	(75,783,534.36)	3
TOTAL READJUSTMENT FOR INFLATION OF FISCAL YEAR (MOVE SECTION"E"LINE 53 OR 59, AS APPROPRIATE)										968	(71,081,876.86)	2

E.- DEMONSTRATIVE STATEMENT OF INCOME, COSTS, EXPENSES AND TAX RECONCILIATION OF ACCOUNTS: TERRITORIAL SOURCE

	INCOME TYPICAL OF ACTIVITY	ACCOUNTING DATA				EXPENSES	ACCOUNTING DATA		
1	EXPORTS	701	6,419,962.00	9	35	WEDGES AND SALARIES	735	13,453,085.35	5
2	GROSS SALES TO PUBLIC SECTOR	702		8	36	INTERESTS ON CREDITS	736	20,153,321.15	4
3	GROSS SALES TO PRIVATE SECTOR	703	853,162,786.17	7	37	TAXES CARRY FORWARD	737	3,723,181.35	3
4	PROPERTY SALES	704		6	38	SEVERANCE BENEFITS	738	9,495,607.48	2
5	NON-MINING ROYALTIES AND ANCILLARY	705		5	39	PROPERTY ADMINISTRATION AND PRESERVATION EXPENSES	739		
6	MINING ROYALTIES AND ANCILLARY PARTICIPATIONS	706		4	40	ROYALTY ADMINISTRATION EXPE	740		
7	INTERESTS ON CREDITS	707		3	41	DEPRECIATION AND AMORTIZATI	741	300,076.45	9
8	LEASING AND SUBLEASING	708		2	42	OTHER EXPENSES	742	67,301,922.47	8
9	OTHER INCOME (INCLUDE 1 INCOMES SUBJECT 2 PROPORTIONAL TAXES)	709	21,197,100.69	1	43	TOTAL EXPENSES (35+....+42)	743	114,427,194.15	7
10	LESS: DEVOLUTIONS, REBATES AND DISCOUNTS	710	(27,989,038.94)	0	44	PROFIT OR LOSS OF THE FISCAL YEAR (11-34-43)	744	198,026,628.11	6
11	TOTAL INCOME (1+ .... +9....-10)	711	862,790,809.92			INCOME TAX RECONCILIATION			
SALES COSTS						MORE:			
12	INITIAL INVENTORY	712		8	45	UNPAID SOCIAL CONTRIBUTIONS	745	3,098,978.04	5
13	NET NATIONAL PURCHASES	713		7	46	RESERVES, PROVISIONS AND ALLOWANCES	746	7,953,395.55	4
14	NET FOREIGN PURCHASES	714		6	47	FINES AND PECUNIARY SANCTIO	747		
15	TOTAL NET PURCHASES (13+14)	715		5	48	EXPENSES DEDUCTED IN PREVIOUS UNPAID FISCAL YEARS	748	999,320.00	2
16	TOTAL AVAILABLE MERCHANDISE (12+15)	716		4	49	INCOME TAXED IN PREVIOUS YEARS AND NOT PAID	749		
17	LESS: FINAL INVENTORY	717		3	50	SURPLUS OF WEDGES OF DIRECTORS	750		0
18	SALES COST SOLD MERCHANDISE (16-17)	718		2	51	DEPRECIATION AND AMORTIZATIONS	751	1,080,153.36	9
19	INITIAL INVENTORY OF RAW MATERIALS	719	19,388,965.31	1	52	OTHER EXPENSES	752	3,329,344.26	8
20	NET PURCHASES OF RAW MATERIALS	720	326,549,012.44	0	53	PROFIT FOR INFLATION	753		
21	LESS: FINAL INVENTORY OF RAW MATERIALS	721	(32,065,895.95)	9	54	TOTAL (45+....53)	754	16,451,191.21	6
22	DIRECT LABOR	722	24,739,545.48	8		LESS:			
23	FIRST COST (19+20-21+22)	723	338,611,627.28	7	56	ACCOUNTING AND UNCOLLECTED INCOME	756		
24	OTHER REMUNERATION	724	80,249,851.73	6	57	EXPENSES ORIGINATED IN PREVIOUS TERMS AND PAID DURING THE FISCAL YEAR	757	1,872,180.94	3
25	LEVIES	725	5,211,335.02	5	58	DEPRECIATIONS, AMORTIZATIONS AND OTHERS	758	16,135,298.90	2
26	PURCHASES OF GOODS AND SERVICES	726	51,777,851.04	4	59	LOSS ADJUSTMENT FOR INFLATION	759	71,081,876.86	1
27	INITIAL INVENTORY OF PRODUCTS IN PROCESS	727	341,161.55	3	60	TOTAL (55+.............+59)	760	89,089,356.70	0
28	LESS: FINAL INVENTORY OF PRODUCTS IN PROCESS	728	(426,605.52)	2	61	PROFIT OR TAX LOSS (44+54-60)	761	125,398,462.62	9
29	INITIAL INVENTORY OF FINISHED PRODUCTS	729	13,204,943.82	1	62	LESS MINING ROYALTIES AND OTHER ENRICHMENT NET TAXABLE WITH FEE No. 3 MOVE TO SECTION "C" BOX No.1 ITEMS 144)	762		8
30	LESS: FINAL INVENTORY OF FINISHED PRODUCTS	730	(22,925,198.41)	0					
31	SALE COST OF FINISHED PRODUCTS (23+24+25+26+27+28+29-30)	731	466,044,966.51	9	63	LESS : INCOME SUBJECT TO PROPORTIONAL TAXES	764		8
32	OTHER SALES COSTS	732	74,292,021.15	8					
33	OTHER SERVICE COSTS	733			64	NET TAX ENRICHMENT OR LOSS (61-62-63)MOVE TO SECTION "C" BOX No. 1 ITEM 137)	763	125,398,462.62	7
34	TOTAL SALES COSTS (18+31+32+33)	734	540,336,987.66						

F.- EXTRATERRITORIAL DEMONSTRATIVE STATEMENT OF INCOME, COSTS AND INCOME EXPENSES: EXTRATERRITORIAL SOURCE

		ACCOUNTING DATA				ACCOUNTING DATA	
1	INCOME	780	0	5	LESS MINING ROYALTIES AND OTHER NET ENRICHMENT (MOVE TO SECTION "C" BOX No.4 TARIFF No.3 ITEMS 406)	786	4
2	COSTS	781	9				



3	EXPENSES	782	8 6	LES INCOME SUBJECT TO PROPORTIONAL TAXES	787	3
4	TAX INCOME OR LOSS (1-2-3)	785	5 7	NET TAX ENRICHMENT OR LOSS (4-5-6) MOVE TO SECTION "C" BOX No. 4 AND IN TARIFF No. 2 ITEMS 401	788	2

G.- LOSSES FROM PREVIOUS YEARS PENDING COMPENSATION: EXTRATERRITORIAL SOURCE

	FISCAL YEARS			COD	FEE No.2		COD	FEE No.3
1	190 FROM:	UNTIL:	0	155		5	156	4
2	196 FROM:	UNTIL:	4	157		3	158	2
3	197 FROM:	UNTIL:	3	168		2	169	1
4	TOTAL LOSS (MOVE TO SECTION "C" BOX No. 2)			193		7	194	6

H.- TAX REBATES FOR TRANSFER OF SURPLUS OF REBATES FROM PREVIOUS YEARS AND FOR NEW INVESTMENTS IN VENEZUELA

	CONCEPTS	NET AMOUNT	%	TOTAL REBATES		
1	SURPLUS OF REBATES FOR INVESTMENTS IN OIL ACTIVITIES			861		9
2	FOR NEW INVESTMENTS IN OIL ACTIVITIES			862		8
3	SURPLUS FOR REBATES FROM INVESTMENTS IN OTHER ACTIVITIES			863		7
4	NEW INVESTMENTS (ART. 57)	7,992,453.55		864	799,245.36	6
5	TOTAL REBATES (MOVE THIS TOTAL TO SECTION "C" BOX No. 14)			870	799,245.36	9

I.- ACCRUED CREDIT FROM BUSINESS ASSETS

	FISCAL YEARS		COD	AMOUNT			
1	167 FROM:	UNTIL:	212		8		
2	165 FROM:	UNTIL:	213		7		
3	166 FROM:	UNTIL:	214		6		
4	TOTAL SURPLUS (MOVE TO SECTION "C" BOX No.31)					242	8

J.- TAXES PAID IN EXCESS IN PREVIOUS FISCAL YEARS (NEITHER COMPENSATED NOR REIMBURSED)

1	247 FROM:	UNTIL:	248	2		
2	246 FROM:	UNTIL:	250	0		
3	TOTAL TAX PAID IN EXCESS (MOVE TO SECTION "C" BOX No. 35				241	9

K.- DEMONSTRATIVE STATEMENT OF TAX PAID IN EXCESS : EXTRATERRITORIAL SOURCE

1	PAID TAXES: ROYALTIES	790	0	4	PAID TAXES: OTHER DIVIDENDS	793		7
2	PAID TAXES: MINING DIVIDENDS	791	9	5	PAID TAXES: FORTUITOUS EARNINGS	794		6
3	PAID TAXES: OIL DIVIDENDS	792	8	6	PAID TAXES: NET ENRICHMENT	795		5

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve


ARCHIVO
RECIBIDO

Caracas, 28 de abril de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Estados Financieros Auditados correspondientes al período finalizado el 31 de diciembre de 2008, enviados el 27 de abril de 2009, ver copia anexa.
2. Análisis de Variaciones año 2007 vs. 2006, Balance General, será enviado por comunicación separada.
3. Análisis de Variaciones año 2007 vs. 2006, Estado de Ganancias y Pérdidas, será enviado por comunicación separada.
4. Carta a la Gerencia, será enviado por comunicación separada.
5. Informe de los Comisarios, enviados el 27 de abril de 2009, ver copia anexa.
6. Certificación del Acta de la Asamblea General Ordinaria de Accionistas de fecha 24 de abril de 2009 y certificación del Acta de Junta Directiva N° 989 de fecha 24 de abril de 2009, enviados el 27 de abril de 2009, ver copia anexa.
7. Declaración sobre las remuneraciones a los miembros de la Junta Directiva y funcionarios ejecutivos, será enviado por comunicación separada.
8. Informe de los Administradores, enviados el 27 de abril de 2009, ver copia anexa.
9. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Ordinaria antes señalada, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores.
10. Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo, enviados el 27 de abril de 2009.
11. Informe sobre los Métodos y Procedimientos aplicados en la organización para prevenir la utilización de los misma como medio para legitimar capitales.
12. Boletín informativo del SENIAT en relación a la emisión de solvencia fiscal, y última Declaración de Impuesto Sobre La Renta, ejercicio fiscal finalizado el 31 de diciembre de 2008.

Asimismo, aprovechamos para hacerles entrega del aviso de pago de dividendos publicado en la prensa nacional el día 26 de abril de 2009.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente
RIF J-00023530-9

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9016311
Internet: http://www.manpa.com.ve

Caracas, 24 de abril de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 24 de abril de 2009 aprobó el decreto de dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 989 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 04 de mayo de 2009 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 26 de abril de 2009.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 24 de abril de 2009.
- Certificación del Acta de Junta Directiva N° 989 de fecha 24 de abril de 2009.
- Publicación de la Convocatoria a la Asamblea.
- Estado de Resultados por el año terminado el 31 de diciembre de 2008.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2008.

Atentamente,

**MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.**

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => "A" MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000016800	AÅEZ DELFINO ALBERTO ENRI	3,663,396	0	334	0	0	0
MAN000000067300	AÅEZ DELFINO ARNALDO JOSE	3,657,855	0	1	0	0	0
MAN000000134700	ABASCAL ALVAREZ RAMON OBD	248,144	0	87	0	0	0
MAN000000060100	ABREU MACHADO RICHARD RAF	9,416,155	0	138	0	0	0
MAN000000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	0	250	0	0	0
MAN000000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	0	37	0	0	0
MAN000000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	0	930	0	0	0
MAN000000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	0	697	0	0	0
MAN000000056200	AGUIRRE FIGUEROA JOSE	7,554,034	0	138	0	0	0
MAN000000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	0	210	0	0	0
MAN000000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	0	2,000	0	0	0
MAN000000204800	ALAS RODERO PATSY	15,664,156	0	33	0	0	0
MAN000000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	0	500	0	0	0
MAN000000169200	ALBARRACIN DE DELGADO LIG	1,743,811	0	30	0	0	0
MAN000000072600	ALCANTARA LANSBERG LARA C	13,338,381	0	840	0	0	0
MAN000000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	0	113	0	0	0
MAN000000075400	ALMEIDA MARTINS ALFONSO	6,463,879	0	8,750	0	0	0
MAN000000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	0	189	0	0	0
MAN000000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	0	41,398	0	0	0
MAN000000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	0	2,300	0	0	0
MAN000000206000	ANTELIZ VICTOR MANUEL	5,094,166	0	1,500	0	0	0
MAN000000060200	APARICIO ARGENIS ANTONIO	7,188,231	0	189	0	0	0
MAN000000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	0	189	0	0	0
MAN000000188600	ARANCIBIA MONCADA SILVIA	8,877,383	0	3,265	0	0	0
MAN000000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	0	176	0	0	0
MAN000000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	0	189	0	0	0
MAN000000014200	ARENAS NELSON	3,054,578	0	107	0	0	0
MAN000000059500	AREVALO JULIO ZENON	2,239,800	0	189	0	0	0
MAN000000144800	ARISMENDI DELFINO ANA MAR	11,234,712	0	410	0	0	0
MAN000000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	0	510	0	0	0
MAN000000144900	ARISMENDI MELCHERT JUAN B	2,154,186	0	820	0	0	0
MAN000000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	0	2,310	0	0	0
MAN000000012100	ARMANECA BIENES Y RAICES,	J303139027	0	4,984,758	0	0	0
MAN000000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	0	1,500	0	0	0
MAN000000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	0	100	0	0	0
MAN000000179300	ATRAMIZ VALI ELIAS	2,935,310	0	10,000	0	0	0
MAN000000145900	AVILA CABARCAS REINALDO A	6,257,968	0	501	0	0	0
MAN000000118800	BACAL TEITELBOIM MARIO	6,256,146	0	1,520	0	0	0
MAN000000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	0	500	0	0	0
MAN000000037600	BALL FERRERO OLY ARLETTE	6,974,690	0	4	0	0	0
MAN000000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	0	5,250	0	0	0
MAN000000071000	BANEX VALORES.	J300353141	0	720	0	0	0
MAN000000025100	BANGUAIRA FONDO MUTUAL.	J003530557	0	100	0	0	0
MAN000000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	0	330	0	0	0
MAN000000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	0	189	0	0	0
MAN000000009300	BECKER CARDENAS FREDDY JO	6,257,141	0	90,273	0	0	0
MAN000000199500	BEE SUSAN MARY	11,944,008	0	10	0	0	0
MAN000000063800	BELANDRIA MARCO	3,793,668	0	525	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 2

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	0	4,000	0	0	0
MAN00000123300	BERROTERAN TELLEZ SONIA C	6,442,032	0	110	0	0	0
MAN00000011900	BERTOLINI BETTALLI DANIEL	3,176,146	0	8,975	0	0	0
MAN00000045300	BIMBLICH SANDOR ARIEH	11,227,252	0	29	0	0	0
MAN00000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	0	138	0	0	0
MAN00000059600	BLANCO JULIAN JOSE	8,471,709	0	113	0	0	0
MAN00000118700	BLANCO PARDO ABEL	6,319,742	0	320	0	0	0
MAN00000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	0	176	0	0	0
MAN00000164300	BLASSINI OTERO SUSANA CRI	6,972,849	0	200	0	0	0
MAN00000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	0	16	0	0	0
MAN00000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	0	1,045	0	0	0
MAN00000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	0	189	0	0	0
MAN00000104400	BRACHO SIERRA JOSE LUIS	242,384	0	2,600	0	0	0
MAN00000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	0	100	0	0	0
MAN00000137500	BRICEÀO MARIN NELSON OCTA	6,915,707	0	40	0	0	0
MAN00000028700	BRICEÀO BRAUN ALVARO	3,659,996	0	529	0	0	0
MAN00000007600	BRICEÀO LUJAN ALFREDO JOS	6,824,422	0	718	0	0	0
MAN00000107100	BROWN BROTHERS HARRIMAN &	J308858544	0	14,000,000	0	0	0
MAN00000026600	BRUTTINI SILVA GIORGIO	9,970,210	0	25	0	0	0
MAN00000157700	BUITRIAGO GUERRERO PABLO	1,518,839	0	1,000	0	0	0
MAN00000192200	BUSTAMANTE CACERES JORGE	3,312,895	0	1,303	0	0	0
MAN00000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	0	11,544,189	0	0	0
MAN00000038500	CADAVID MORENO LEOPOLDO A	5,617,274	0	142	0	0	0
MAN00000075200	CAJA DE AHORROS EMPLEADOS	J000000000	0	2	0	0	0
MAN00000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	0	550	0	0	0
MAN00000191300	CALVIÀO MOREIRA ESTHER ES	1,737,516	0	2,850	0	0	0
MAN00000027900	CALZADA DE HERNANDEZ MARI	6,064,481	0	1,006	0	0	0
MAN00000079300	CAMAIONI BALDINI ANTONIO	6,276,564	0	1,500	0	0	0
MAN00000018100	CAMPOS MURILLO ELISEO	81,752,778	0	42	0	0	0
MAN00000131100	CAMPOS SORGA MARIANA	685,090	0	350	0	0	0
MAN00000168300	CAPO LINARES JOSE RAFAEL	7,683,413	0	1,250	0	0	0
MAN00000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	0	520	0	0	0
MAN00000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	0	1,800	0	0	0
MAN00000002200	CARDENAS DE YERENA MORELL	4,350,928	0	373	0	0	0
MAN00000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	0	113	0	0	0
MAN00000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	0	22,990	0	0	0
MAN00000150100	CARRERO CUBEROS BERNABE	642,297	0	500	0	0	0
MAN00000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	0	10	0	0	0
MAN00000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	0	40	0	0	0
MAN00000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	0	150	0	0	0
MAN00000090900	CASTILLO JOSE EDECIO	3,921,437	0	65	0	0	0
MAN00000098100	CEBALLOS LOPEZ IRVING	2,780,050	0	1,000	0	0	0
MAN00000066700	CHACIN LLAMOZAS MARCEL	7,191,552	0	5,250	0	0	0
MAN00000082600	CHANG HUNG YUNG YEN	6,127,542	0	3,000	0	0	0
MAN00000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	0	5,673	0	0	0
MAN00000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	0	2,476,808	0	0	0
MAN00000089700	CHAZZAOUI PIAA RAUF	10,204,146	0	600	0	0	0
MAN00000133500	CICHELLA MILLANI REINALDO	15,976,040	0	415	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 3

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	0	415	0	0	0
MAN00000133400	CICHELLA MILLIANI SERGIO	13,337,190	0	415	0	0	0
MAN00000071800	CISNERO DE DAVILA MARIA T	5,532,335	0	25,200	0	0	0
MAN00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	0	3,368	0	0	0
MAN00000080200	CLARIDGE, LTD.	J303120792	0	35,000,000	0	0	0
MAN00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	0	105	0	0	0
MAN00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	0	445	0	0	0
MAN00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	0	50	0	0	0
MAN00000057000	COLINA NESTOR RAFAEL	7,366,132	0	189	0	0	0
MAN00000045900	COLMENARES LUIS EDUARDO	0	0	6,174	0	0	0
MAN00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	0	500	0	0	0
MAN00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	0	3,166	0	0	0
MAN00000092300	CONSORCIO AMERIVAL,C.A	J303229638	0	1,280	0	0	0
MAN00000099900	CONTRERAS CASARES FRANCIS	5,310,238	0	20	0	0	0
MAN00000170700	CONZOÁO NAVARRO CARMEN V.	914,680	0	74	0	0	0
MAN00000064000	CORDERO ALCALA MARIANA	7,254,309	0	525	0	0	0
MAN00000020600	CORNIELES RAMON ENRIQUE	215,333	0	21	0	0	0
MAN00000162300	CORPORACION ALZURAVI, C.A	J304414234	0	2,300	0	0	0
MAN00000028900	CORPORACION ARAPACOA, C.A	J003620351	0	291	0	0	0
MAN00000183400	CORPORACION INFISA, C.A.	J304182201	0	226	0	0	0
MAN00000118000	CORPORACION RIMCAR, C.A.	J002510900	0	3,278	0	0	0
MAN00000204400	CORPORACION SIETE COLINAS	J312059095	0	1	0	0	0
MAN00000061900	CORREA DE GONZALEZ MARTA	4,459,236	0	156	0	0	0
MAN00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	0	492	0	0	0
MAN00000179600	COSTANTE TOGLIA MICHELE	9,881,238	0	500	0	0	0
MAN00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	0	300	0	0	0
MAN00000181800	DAPARTE REBODERO MARIA IS	6,970,615	0	1,650	0	0	0
MAN00000171600	DAVILA AVENDAÁO SYR GERMA	11,314,861	0	230	0	0	0
MAN00000049100	DE BASILIO DA SILVA MARIA	7,269,168	0	113	0	0	0
MAN00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	0	75	0	0	0
MAN00000047200	DE DURAN EMILIA	0	0	88	0	0	0
MAN00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	0	42	0	0	0
MAN00000047100	DE LA PORTA OLGA R.	0	0	88	0	0	0
MAN00000070200	DE SOUSA JOAO ISMAEL	10,824,127	0	1,050	0	0	0
MAN00000047000	DE UXCATEGUI MARINA	0	0	88	0	0	0
MAN00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	0	7,875	0	0	0
MAN00000046000	DELFINO ARRIENS ENRIQUE	0	0	5,342	0	0	0
MAN00000203700	DELFINO BERTRAN SILVANA	15,182,081	0	6,758	0	0	0
MAN00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	0	12,600	0	0	0
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	0	8,400	0	0	0
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	0	500	0	0	0
MAN00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	0	7,272	0	0	0
MAN00000007200	DELFINO MONZON RICARDO.	6,820,919	0	1,197	0	0	0
MAN00000033100	DELFINO PARRA DE RUBARTEL	6,827,537	0	200,105	0	0	0
MAN00000031900	DELFINO PARRA ELENA MARGA	6,398,408	0	46,049	0	0	0
MAN00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	0	100,144	0	0	0
MAN00000205800	DELFINO PARRA MARIA ISABE	10,182,709	0	100,000	0	0	0
MAN00000065000	DELFINO REZNICEK TOM GUST	5,301,005	0	1,839,444	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>   PAGINA 4

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	0	1	0	0	0
MAN00000064500	DELFINO SUBERO VIRGINIA.	5,305,004	0	1	0	0	0
MAN00000106500	DELFINO THORMAHLEN ALBERT	5,967,813	0	480,000	0	0	0
MAN00000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	0	29,136	0	0	0
MAN00000205900	DELFINO TOLEDO MANUEL VIC	923,875	0	117,504	0	0	0
MAN00000180700	DELGADO MORA SOLEDAD DEL	5,021,068	0	320	0	0	0
MAN00000149000	DI BARI NAPOLITANO SEBAST	5,302,101	0	47	0	0	0
MAN00000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	0	450	0	0	0
MAN00000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	0	300,000	0	0	0
MAN00000185300	DIAZ DELFINO MARIOLGA	4,771,501	0	250,000	0	0	0
MAN00000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	0	600	0	0	0
MAN00000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	0	105	0	0	0
MAN00000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	0	1,260	0	0	0
MAN00000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	0	800	0	0	0
MAN00000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	0	100	0	0	0
MAN00000054700	DITTMER MANZANO EGBERT	2,840,096	0	277,793	0	0	0
MAN00000036400	DODEL ROURE PIERRE HENRI	954,238	0	42	0	0	0
MAN00000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	0	894	0	0	0
MAN00000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	0	135,000	0	0	0
MAN00000203300	DREISSIG TOVAR INGRID XIO	6,914,352	0	100,000	0	0	0
MAN00000156300	DRUMOND VASCOCELOS NELSON	6,325,149	0	650	0	0	0
MAN00000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	0	27	0	0	0
MAN00000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	0	6,000	0	0	0
MAN00000057200	DURAN LUGO LESBIA CRUZ	4,434,926	0	176	0	0	0
MAN00000198100	DUTCH MILL CORPORATION A.	J000000000	0	1,238,404	0	0	0
MAN00000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	0	122	0	0	0
MAN00000153700	EGUI DE MACHADO CRISTINA	55,748	0	2,620	0	0	0
MAN00000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	0	7,875	0	0	0
MAN00000066900	ELLIS GARCIA DE LA CONCHA	264,863	0	7,875	0	0	0
MAN00000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	0	3,000	0	0	0
MAN00000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	0	9	0	0	0
MAN00000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	0	1,200	0	0	0
MAN00000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	0	459	0	0	0
MAN00000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	0	130	0	0	0
MAN00000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	0	504	0	0	0
MAN00000046600	ESPEJO EDGAR EDUARDO	0	0	592	0	0	0
MAN00000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	0	1,024	0	0	0
MAN00000094700	FALCON MORALES FRANCISCO	6,932,707	0	7,000	0	0	0
MAN00000051100	FARINA FRIXA ANA MARIA	4,837,005	0	1,213	0	0	0
MAN00000054200	FEBRES CORDERO DE PEREZ B	1,758,807	0	2,076	0	0	0
MAN00000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	0	3,873	0	0	0
MAN00000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	0	9,094	0	0	0
MAN00000168900	FERNANDEZ HERRERA JORGE F	7,221,204	0	1,200	0	0	0
MAN00000159300	FIGUEIRA JORGE LUIS	8,837,512	0	3,000	0	0	0
MAN00000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	0	50	0	0	0
MAN00000164000	FINANCIERA DEL VALLE, C.A	J302923611	0	400	0	0	0
MAN00000062700	FREDERICK HOLDING INC.	J	0	390,814	0	0	0
MAN00000033900	FRESCO DJIAN ENRIQUE.	6,197,455	0	596	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 5

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	NOMBRE	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000016300	FREYRE DE RICOL LOURDES	5,137,550	0	861	0	0	0
MAN00000045800	FUENTES GILLY MANUEL JOSE	0	0	12,486	0	0	0
MAN00000000100	FUNDACION CARLOS DELFINO	J001639560	0	10,242,798	0	0	0
MAN00000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	0	340	0	0	0
MAN00000046700	GARABAN PEREZ FREDDY	0	0	567	0	0	0
MAN00000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	0	189	0	0	0
MAN00000042900	GARCIA CHACON PAULA LIZBE	6,365,400	0	4	0	0	0
MAN00000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	0	189	0	0	0
MAN00000121400	GARCIA RODRIGUEZ PEDRO DI	0	0	400	0	0	0
MAN00000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	0	42	0	0	0
MAN00000156200	GARCIA SILVA MARITZA JOSE	5,365,211	0	5,270	0	0	0
MAN00000027000	GASIA GONZALEZ IGNACIO	3,840,187	0	42	0	0	0
MAN00000201900	GAUDIO DE CLAMENS ALBA	2,776,303	0	630	0	0	0
MAN00000201700	GAUDIO KEMPIS LIVIA	3,630,803	0	630	0	0	0
MAN00000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	0	630	0	0	0
MAN00000059000	GENTILE NIEVES GINELA FLO	9,649,778	0	189	0	0	0
MAN00000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	0	240	0	0	0
MAN00000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	0	100	0	0	0
MAN00000051200	GIL BRACHO ARTURO JOSUE	9,673,341	0	302	0	0	0
MAN00000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	0	1,050	0	0	0
MAN00000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	0	1,050	0	0	0
MAN00000070100	GIL VELUTINI JOSE VICENTE	4,581,529	0	2,100	0	0	0
MAN00000030600	GINER ALONSO MARIANO ANGE	3,157,319	0	100	0	0	0
MAN00000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	0	1,520	0	0	0
MAN00000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	0	343,886	0	0	0
MAN00000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	0	10,260	0	0	0
MAN00000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	0	356,186	0	0	0
MAN00000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	0	8,845	0	0	0
MAN00000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	0	50,000	0	0	0
MAN00000080900	GOMEZ GARCIA JUAN VICENTE	965,161	0	70	0	0	0
MAN00000001600	GOMEZ GOMEZ GONZALO	3,177,588	0	4,521	0	0	0
MAN00000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	0	473	0	0	0
MAN00000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	0	579	0	0	0
MAN00000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	0	687	0	0	0
MAN00000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	0	151	0	0	0
MAN00000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	0	2,000	0	0	0
MAN00000004100	GOMEZ RUIZ ALFREDO.	3,177,249	0	5,044	0	0	0
MAN00000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	0	142,507	0	0	0
MAN00000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	0	1,050	0	0	0
MAN00000057400	GONZALEZ CARIAS AURA VALE	3,658,179	0	189	0	0	0
MAN00000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	0	8	0	0	0
MAN00000042200	GONZALEZ DE GAMBOA MARIA	0	0	6,627	0	0	0
MAN00000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	0	10	0	0	0
MAN00000184600	GONZALEZ DELFINO ALFREDO	931,866	0	9,650	0	0	0
MAN00000145400	GONZALEZ DUGARTE JOSE DE	984,356	0	344	0	0	0
MAN00000005000	GONZALEZ F. MARIA FERNAND	4,456,050	0	8,454	0	0	0
MAN00000204700	GONZALEZ FERRI MANUEL	5,422,620	0	159,451	0	0	0
MAN00000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	0	526	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000057500	GONZALEZ REYES JOSE ANTON	7,227,261	0	189	0	0	0
MAN00000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	0	239	0	0	0
MAN00000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	0	142	0	0	0
MAN00000057600	GRANADILLO CAMPOS HECTOR	5,263,553	0	189	0	0	0
MAN00000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	0	150	0	0	0
MAN00000168100	GRILLET INSERRI SONSIRE C	5,420,938	0	4,000	0	0	0
MAN00000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	0	2,000	0	0	0
MAN00000031300	GROSPERCA, .C.A.	J002382210	0	218	0	0	0
MAN00000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	0	7,500	0	0	0
MAN00000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	0	7,500	0	0	0
MAN00000133900	GUEVARA PORRAS JOSBELL	6,258,940	0	90	0	0	0
MAN00000138100	GUTIERREZ DE EGAÂA AMANDA	4,349,522	0	450	0	0	0
MAN00000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	0	230	0	0	0
MAN00000197800	HEREDIA JUAN BAUTISTA	639,904	0	38,231	0	0	0
MAN00000044800	HERMEN 5000 C.A.	J300789705	0	5,535	0	0	0
MAN00000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	0	10	0	0	0
MAN00000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	0	441	0	0	0
MAN00000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	0	1,000	0	0	0
MAN00000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	0	294	0	0	0
MAN00000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	0	2,625	0	0	0
MAN00000029200	HIDROCONSTRUCCIONES 37, C	J003126527	0	218	0	0	0
MAN00000036000	ICCB VALORES, C.A.	J003617296	0	7,648	0	0	0
MAN00000173000	INDEX FINANZAS, C.A.	J303712380	0	2,500	0	0	0
MAN00000068200	INMOBILIARIA ARA, S.A.	J001564039	0	3,360	0	0	0
MAN00000041400	INMOBILIARIA LA ONSEDONIA	J302476380	0	572,685	0	0	0
MAN00000038300	INMOBILIARIA ZAIT MONET,	J300217485	0	1,940	0	0	0
MAN00000037800	INMUEBLES E INV. F.GOMEZ	J003501468	0	743	0	0	0
MAN00000120300	INVERSIONES AVIDULES, C.A	J002421171	0	1,700	0	0	0
MAN00000026000	INVERSIONES BACIANI,C.A.	J003661708	0	130	0	0	0
MAN00000205600	INVERSIONES CEYPA GOMEZ,	J312865725	0	223,125	0	0	0
MAN00000089600	INVERSIONES COCOLI C.A.	J001240357	0	500	0	0	0
MAN00000031200	INVERSIONES GLOBALCORP, C	J300103986	0	4,867	0	0	0
MAN00000040300	INVERSIONES GRUPO 21,C.A.	J003159212	0	261	0	0	0
MAN00000009500	INVERSIONES HYADES, C.A.	J002061022	0	22,000	0	0	0
MAN00000191600	INVERSIONES INVEMA 2000,	J305605831	0	32,368	0	0	0
MAN00000010700	INVERSIONES INVERDELGO, C	J302652650	0	113,317	0	0	0
MAN00000105600	INVERSIONES KAZALY, C.A.	J003587648	0	37	0	0	0
MAN00000023400	INVERSIONES KHAFRE, C.A.	J002355476	0	182,145	0	0	0
MAN00000025400	INVERSIONES MOLINILLO, C.	J001067906	0	4,485	0	0	0
MAN00000002300	INVERSIONES MORAVIA, C.A.	J002393106	0	5,091,949	0	0	0
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	0	271	0	0	0
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	0	12	0	0	0
MAN00000023600	INVERSIONES PEAISTU, C.A.	J003690686	0	50	0	0	0
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	0	2,898	0	0	0
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	0	1	0	0	0
MAN00000104100	INVERSIONES PRIVEGAS, S.A	J001150382	0	62	0	0	0
MAN00000039000	INVERSIONES SF118 C.A.	J300569055	0	5,102,164	0	0	0
MAN00000197600	INVERSIONES TALBOT, C.A.	J001528636	0	390,790	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000043900	INVERSIONES TAUCHO, C.A.	J001751025	0	2,801	0	0	0
MAN00000205500	INVERSIONES THE BEST SUPP	J002933330	0	3,100	0	0	0
MAN00000068300	INVERSIONES VEIQUEVE, S.A	J002142715	0	12,760	0	0	0
MAN00000063500	INVERSIONES 19.451, C.A.	J002583886	0	25,009	0	0	0
MAN00000006500	INVERSIONES 218177, C.A.	J001217479	0	300,000	0	0	0
MAN00000062500	INVERSIONES 301130, C.A	J301651472	0	2,045,647	0	0	0
MAN00000100800	INVERSIONES 7426, S.A.	J300078485	0	139,460	0	0	0
MAN00000197200	INVERSIONES 85735, LTD	J306225129	0	2	0	0	0
MAN00000069300	INVERSIONES 9861680, C.A.	J003597163	0	216,440	0	0	0
MAN00000099300	INVERSORA BENAZOLVE,S.A	J302092299	0	4,000	0	0	0
MAN00000174100	INVERSORA CORRALITO, S.A.	J000766223	0	905	0	0	0
MAN00000097000	INVERWORLD SOC. DE CORRET	J301938887	0	200	0	0	0
MAN00000171400	INVESTEMA SOCIEDAD DE COR	J303446582	0	1,000	0	0	0
MAN00000024800	J.D. CORDERO Y ASOC.CASA	J075862007	0	541	0	0	0
MAN00000072200	JARDIN DOS SANTOS AMERICO	11,197,727	0	500	0	0	0
MAN00000093900	JESURUM BELISARIO JOSE LU	3,187,695	0	10	0	0	0
MAN00000046200	JULIO A. VILLASMIL C. Y H	J	0	1,776	0	0	0
MAN00000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	0	3,600	0	0	0
MAN00000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	0	50	0	0	0
MAN00000046800	LA PORTA RENATO	0	0	504	0	0	0
MAN00000133100	LAM KWAI CHEUNG JACK	81,969,353	0	750	0	0	0
MAN00000079900	LAMUS ROSALES SIMON CLEME	12,384,564	0	2,815	0	0	0
MAN00000021300	LAPCO TABICMAM LEON.	294,981	0	533	0	0	0
MAN00000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	0	1,570	0	0	0
MAN00000035600	LAURENT BONNET JEAN MICHE	82,104,873	0	4	0	0	0
MAN00000194400	LAZZARI DE VERA LEONORA	3,180,798	0	100	0	0	0
MAN00000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	0	22,050	0	0	0
MAN00000018900	LEAL VILLALON MARIO PATRI	12,070,465	0	1,940	0	0	0
MAN00000059200	LEMOINE ELIA FREDDY	3,812,521	0	189	0	0	0
MAN00000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	0	100	0	0	0
MAN00000176300	LEON RAMIREZ DANICE KATIN	11,932,693	0	308	0	0	0
MAN00000020700	LEON ROJAS ARISTARCO PISE	85,225	0	1,500	0	0	0
MAN00000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	0	189	0	0	0
MAN00000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	0	189	0	0	0
MAN00000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	0	250	0	0	0
MAN00000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	0	7	0	0	0
MAN00000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	0	240	0	0	0
MAN00000203200	LUCCA BIANCHI ANABELLA	15,179,098	0	1,238,404	0	0	0
MAN00000186500	LUNA HERNANDO LUIS	7,444,883	0	85	0	0	0
MAN00000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	0	2,100	0	0	0
MAN00000198400	MADINA INVESTMENTS LTD.	J311927476	0	2	0	0	0
MAN00000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	0	800	0	0	0
MAN00000159200	MAMAN NENDEZ GISELA	9,882,304	0	500	0	0	0
MAN00000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	0	150	0	0	0
MAN00000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	0	4,000	0	0	0
MAN00000054300	MANTEIGA GARCIA JOSE	2,103,522	0	5,863	0	0	0
MAN00000075000	MANTEIGA PEREZ MAGALY	8,816,647	0	1,260	0	0	0
MAN00000079600	MAPFRE LA SEGURIDAD,CA. D	J000214107	0	933	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 8

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000054800	MARANTE CASTILLO MARUMA V	3,887,541	0	126	0	0	0
MAN00000046100	MARCIALES MARTIN	0	0	1,776	0	0	0
MAN00000147900	MARIN DE FERNANDEZ MARIA	5,093,402	0	50	0	0	0
MAN00000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	0	39	0	0	0
MAN00000188100	MARINE FERRE JOSE	1,866,338	0	200	0	0	0
MAN00000040500	MARTINEZ DE THOMSON JUANA	2,249,671	0	300,000	0	0	0
MAN00000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	0	615	0	0	0
MAN00000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	0	320	0	0	0
MAN00000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	0	320	0	0	0
MAN00000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	0	357	0	0	0
MAN00000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	0	19,247	0	0	0
MAN00000160300	MARTINEZ GONZALEZ VICTOR	967,831	0	320	0	0	0
MAN00000148700	MATA MERINO MANUEL	6,299,093	0	3,362	0	0	0
MAN00000004900	MATUTE RUIZ OLGA.	0	0	11,403	0	0	0
MAN00000000400	MAURY DE PAPARONI ALICIA	228,851	0	16,875	0	0	0
MAN00000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	0	50	0	0	0
MAN00000201000	MEDRANO DE ASPRINO GLADYS	565,580	0	126	0	0	0
MAN00000200900	MEDRANO DE AVILA FELICIA	559,452	0	126	0	0	0
MAN00000200800	MEDRANO ESPINOZA JOSE FEL	559,830	0	126	0	0	0
MAN00000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	0	126	0	0	0
MAN00000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	0	1,121	0	0	0
MAN00000181500	MENDEZ ESCALANTE MANUEL E	7,544	0	1,450	0	0	0
MAN00000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	0	306	0	0	0
MAN00000076300	MENDEZ MARTINEZ CARLOS AU	43,487	0	4	0	0	0
MAN00000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	0	100	0	0	0
MAN00000135700	MENDEZ NELLY DE JESUS	3,725,794	0	220	0	0	0
MAN00000141300	MENDEZ PEÑALVER CARMEN EM	3,152,763	0	300	0	0	0
MAN00000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	0	400	0	0	0
MAN00000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	0	12	0	0	0
MAN00000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	0	17,173	0	0	0
MAN00000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	0	5,985	0	0	0
MAN00000050000	MOLINA MOROS BENJAMIN	2,245,426	0	239	0	0	0
MAN00000065200	MONTAÃO CARRASCO CIRILO	32,366	0	675	0	0	0
MAN00000167400	MONTES DE OCA GUTIERREZ J	6,910,667	0	600	0	0	0
MAN00000056000	MONTES GOMEZ ALVARO	9,882,474	0	1,260	0	0	0
MAN00000140900	MONTES NARVAEZ GONZALO AR	769,892	0	1,650	0	0	0
MAN00000057900	MONTIEL DE CORRO MARLENE	5,275,530	0	113	0	0	0
MAN00000050100	MORA CIANGHEROTTI NOEMY	7,220,942	0	176	0	0	0
MAN00000058000	MORALES JOSE ANTONIO (DIF	6,053,526	0	189	0	0	0
MAN00000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	0	170	0	0	0
MAN00000128400	MORENO RAFAEL RAMON	2,145,478	0	300	0	0	0
MAN00000125900	MORON APONTE FEDERICO	238,723	0	660	0	0	0
MAN00000064800	MOROS CAVICCHIONI HORACIO	10,331,080	0	525	0	0	0
MAN00000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	0	500	0	0	0
MAN00000079800	MORRISON COLIMODIO PATRIC	6,979,770	0	100	0	0	0
MAN00000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	0	176	0	0	0
MAN00000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	0	2,800	0	0	0
MAN00000015900	NANNINI SCOVINO MAURO BRU	5,308,444	0	1,430	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	0	125,207,925	0	0	0
MAN000000038200	NAVARRO ORTIZ ANGEL	2,060,278	0	5,619	0	0	0
MAN000000143500	NEHER BORJAS BERNARDO ENR	1,724,475	0	2,990	0	0	0
MAN000000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	0	4	0	0	0
MAN000000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	0	630	0	0	0
MAN000000137800	NUµEZ ISAVA FERNANDO	4,081,010	0	50	0	0	0
MAN000000024200	NUNES ABILIO MANUEL	81,722,678	0	2,588	0	0	0
MAN000000190400	OCCHINO RAGUSA FILIPPO	6,349,236	0	2,500	0	0	0
MAN000000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	0	2,994	0	0	0
MAN000000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	0	365	0	0	0
MAN000000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	0	630	0	0	0
MAN000000151900	ORLANDO LOPEZ ANTONINO	10,823,376	0	200	0	0	0
MAN000000043700	OTEYZA SCULL JAIME	2,940,697	0	533	0	0	0
MAN000000046500	PACHECO MARCIALES LUCIO	0	0	592	0	0	0
MAN000000102600	PADRON DE GRASSO MARIA SU	7,682,347	0	400	0	0	0
MAN000000134400	PAEZ RINCON MANUEL VICENT	10,449,196	0	106	0	0	0
MAN000000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	0	87	0	0	0
MAN000000203400	PAPARONI DE PAHL MARITZA	3,151,816	0	17,699	0	0	0
MAN000000006400	PAPARONI MAURY ALICIA MAR	5,532,404	0	620,000	0	0	0
MAN000000006600	PAPARONI MAURY CARLOS HEN	6,562,483	0	620,000	0	0	0
MAN000000203500	PAPARONI MICALE CONO MARI	270,433	0	17,699	0	0	0
MAN000000027300	PAPARONI MICALE FERNANDO	2,113,431	0	90,599	0	0	0
MAN000000010400	PAPARONI MICALE JOSE GAET	270,434	0	32,699	0	0	0
MAN000000203600	PAPARONI MICALE JOSEFINA	1,887,236	0	17,699	0	0	0
MAN000000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	0	200	0	0	0
MAN000000068500	PAPARONI SANCHEZ SILVIA	11,739,030	0	1,200	0	0	0
MAN000000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	0	100	0	0	0
MAN000000052500	PARRA FLORENSA CARLOS JOS	8,870,564	0	113	0	0	0
MAN000000029100	PARRA PARDI MARIA ELENA	1,719,084	0	369	0	0	0
MAN000000019400	PASSINI CALORE ANGELO.	2,952,820	0	188	0	0	0
MAN000000050200	PATIÃO PEREZ TRINA MARGAR	4,516,265	0	2,973	0	0	0
MAN000000066000	PAUL ALFREDO LUIS.	3,177,669	0	525	0	0	0
MAN000000113800	PEAALOZA CARMEN ZULAY	9,096,246	0	10	0	0	0
MAN000000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	0	100	0	0	0
MAN000000096500	PELLICER DE VILLASMIL HIL	2,994,724	0	1,500	0	0	0
MAN000000055400	PERDOMO GONZALEZ NESTOR	46,884	0	11,923	0	0	0
MAN000000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	0	2,242	0	0	0
MAN000000061100	PEREZ FREDDY ARMANDO	5,217,871	0	1,260	0	0	0
MAN000000169800	PEREZ LOPEZ RUBEN	5,530,411	0	1,000	0	0	0
MAN000000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	0	50	0	0	0
MAN000000203800	PEREZ RODERO MARIA JOSE	10,517,282	0	132	0	0	0
MAN000000138200	PERISSE RODRIGUEZ LILENA	11,682,940	0	502	0	0	0
MAN000000061000	PINEDO CASTILLO MAITRELLA	7,226,050	0	50	0	0	0
MAN000000038000	PITA PITA CARLOS	6,563,699	0	369	0	0	0
MAN000000034700	PLANCHART MARQUEZ REINALD	5,535,369	0	445	0	0	0
MAN000000175800	POLANCO PADILLA JOSUE	10,515,242	0	250	0	0	0
MAN000000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	0	280	0	0	0
MAN000000171000	PONS SOLER JOSE MARIA	1,874,068	0	6,030	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000150500	PRAT CARIM ARIEL	1,853,648	0	60	0	0	0
MAN000000128100	PRATO DE ACEDO JOSEFINA	1,645,306	0	160	0	0	0
MAN000000189100	PRIMUS MERCADO DE CAPITAL	J303486088	0	100	0	0	0
MAN000000035400	PROGRESO MERCADO DE CAPIT	J300099911	0	445	0	0	0
MAN000000146300	PROMOCIONES MAROVEGAS, C.	J001151966	0	200	0	0	0
MAN000000025900	PROMOTORA ABSA, C.A.	J003394459	0	236	0	0	0
MAN000000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	0	357	0	0	0
MAN000000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	0	5,985	0	0	0
MAN000000206300	RAMIREZ ARAPE JOSE ANTONI	11,739,553	0	345,996	0	0	0
MAN000000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	0	5,926	0	0	0
MAN000000047300	RAMIREZ LUJAN JULIA ERNES	153,014	0	12	0	0	0
MAN000000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	0	1	0	0	0
MAN000000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	0	42	0	0	0
MAN000000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	0	8	0	0	0
MAN000000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	0	4,036	0	0	0
MAN000000060400	REQUENA ORLANDO ANTONIO	5,269,025	0	113	0	0	0
MAN000000058300	REQUENA WILLIAMS RAMON	7,209,963	0	176	0	0	0
MAN000000076700	RETO VALORES CARVICHI, C.	J003578517	0	2,000	0	0	0
MAN000000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	0	224,526	0	0	0
MAN000000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	0	369	0	0	0
MAN000000013900	RICOL DE TINOCO ANA LOURD	6,070,708	0	445	0	0	0
MAN000000089200	RIPANTI DE AMAYA MIREYA	3,971,319	0	5,000	0	0	0
MAN000000060900	RIVAS BERNERD	7,252,841	0	189	0	0	0
MAN000000024000	RIVERO GUERRERO SAULO ALE	5,129,662	0	176	0	0	0
MAN000000064100	RIVERO LEGORBURU LUIS ALB	71,877	0	525	0	0	0
MAN000000129900	RIZZUTI FERRARI VICENTE A	2,561,510	0	401	0	0	0
MAN000000134100	ROBLETO DE ANDRADE MARIA	3,157,344	0	70	0	0	0
MAN000000046900	RODRIGUEZ ALIX	0	0	88	0	0	0
MAN000000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	0	214	0	0	0
MAN000000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	0	342	0	0	0
MAN000000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	0	360	0	0	0
MAN000000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	0	596	0	0	0
MAN000000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	0	18,723	0	0	0
MAN000000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	0	58	0	0	0
MAN000000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	0	1,260	0	0	0
MAN000000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	0	157	0	0	0
MAN000000196400	ROMERO MARTINEZ FELIX	3,609	0	4,485	0	0	0
MAN000000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	0	3,668	0	0	0
MAN000000122200	ROMERO VALENCIA CARLOS	3,869,107	0	400	0	0	0
MAN000000054000	RONDON MOLINA HAZAUL	2,289,790	0	596	0	0	0
MAN000000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	0	246	0	0	0
MAN000000201200	ROSALES DE LABRADOR SONIA	2,153,578	0	21	0	0	0
MAN000000201100	ROSALES DE PARRA GLORY	3,231,676	0	21	0	0	0
MAN000000201300	ROSALES DE PEREZ MIRNA	3,476,104	0	21	0	0	0
MAN000000201400	ROSALES MEDRANO CARLOS	2,155,250	0	21	0	0	0
MAN000000201600	ROSALES MEDRANO LUIS	3,406,526	0	21	0	0	0
MAN000000201500	ROSALES MEDRANOS PEDRO	3,144,380	0	21	0	0	0
MAN000000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	0	1,807	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>   PAGINA 11

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A "   MAYORES A =>   =>   1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	0	470	0	0	0
MAN00000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	0	264	0	0	0
MAN00000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	0	105	0	0	0
MAN00000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	0	1,760	0	0	0
MAN00000124500	RUBIO ESPITIA JOSE GREGOR	987,645	0	200	0	0	0
MAN00000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	0	113	0	0	0
MAN00000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	0	19,414	0	0	0
MAN00000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	0	11,403	0	0	0
MAN00000042800	RUIZ DE PANTIN ELENA	0	0	1,843	0	0	0
MAN00000021900	RUIZ JORGE ENRIQUE.	5,211,678	0	357	0	0	0
MAN00000197400	RUIZ MORENO MARIA AURORA	3,563,245	0	6,000	0	0	0
MAN00000124000	RUSSO LAPENTA ACHILE	6,157,440	0	45	0	0	0
MAN00000065400	S.A. DE EDUC.Y CULTURA RE	J309799380	0	7,875	0	0	0
MAN00000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	0	2,350	0	0	0
MAN00000074700	SALAS DELFINO GUILLERMO A	5,314,494	0	840	0	0	0
MAN00000074900	SALAS PARRA TITO	28,087	0	18,816	0	0	0
MAN00000003800	SANABRIA GARCIA ENRIQUE	3,658,351	0	11,516	0	0	0
MAN00000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	0	11,200	0	0	0
MAN00000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	0	1,550	0	0	0
MAN00000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	0	609	0	0	0
MAN00000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	0	5,000	0	0	0
MAN00000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	0	88	0	0	0
MAN00000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	0	2	0	0	0
MAN00000143800	SAVINO PALACIOS RAUL	4,354,308	0	400	0	0	0
MAN00000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	0	100	0	0	0
MAN00000034000	SCHMID WERNER	15,182,060	0	117	0	0	0
MAN00000036600	SCULL MEDEROS EDUARDO REN	4,084,233	0	1,222	0	0	0
MAN00000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	0	357	0	0	0
MAN00000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	0	29	0	0	0
MAN00000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	0	180	0	0	0
MAN00000026100	SILVA GRANADOS VICTOR JOS	3,414,719	0	12	0	0	0
MAN00000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	0	29	0	0	0
MAN00000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	0	86	0	0	0
MAN00000043200	SIRACUSA LILIANA	0	0	63	0	0	0
MAN00000131300	SISO SOSA ARTURO IGNACIO	12,625,895	0	230	0	0	0
MAN00000078100	SOLANILLA KOCH ELIZABETH	5,425,713	0	7,500	0	0	0
MAN00000170500	SOLLECITO ERRICO DOMENICO	10,474,893	0	240	0	0	0
MAN00000092100	SOLORZANO NICOLAS	4,312,228	0	4	0	0	0
MAN00000034600	SOSA FREITES JORGE LUIS	5,524,353	0	67	0	0	0
MAN00000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	0	630	0	0	0
MAN00000184000	SOTO APONTE PEDRO JOSE	1,713,422	0	6,380	0	0	0
MAN00000027100	STARKE AROCHA SIMON AUGUS	7,026,053	0	88	0	0	0
MAN00000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	0	2,600	0	0	0
MAN00000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	0	14,000	0	0	0
MAN00000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	0	8	0	0	0
MAN00000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	0	189	0	0	0
MAN00000001200	SUC. DELFINO ARRIENS GUST	217,205	0	23,184	0	0	0
MAN00000002800	SUC. GOMEZ REVENGA JOSEFI	J313891584	0	182,460	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 12

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	0	650	0	0	0
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	0	400	0	0	0
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	0	1,793	0	0	0
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	0	2	0	0	0
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	0	2	0	0	0
MAN000000103500	TINOCO RICHTER CESAR	5,680	0	800	0	0	0
MAN000000042700	TIRADO ANTONIO	0	0	2,091	0	0	0
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	0	138	0	0	0
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	0	50	0	0	0
MAN000000205200	TOLEDO CARRASQUERO ADRIAN	5,001,866	0	216	0	0	0
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	0	216	0	0	0
MAN000000205300	TOLEDO DE PUIG MERCEDES V	5,539,562	0	216	0	0	0
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	0	300	0	0	0
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	0	113	0	0	0
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	0	239	0	0	0
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	0	28,000	0	0	0
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	0	118	0	0	0
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	0	289	0	0	0
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	0	289	0	0	0
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	0	2,500	0	0	0
MAN000000205700	UNITAS FINANCE CORP.	J303430511	0	4	0	0	0
MAN000000169300	URAN CARDONA MARIO	6,276,556	0	450	0	0	0
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	0	369	0	0	0
MAN000000173900	VALDERRAMA TOMAS(DIFUNTO)	49,576	0	500	0	0	0
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	0	142	0	0	0
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	0	32	0	0	0
MAN000000014900	VALORES PISA, C.A.	J003324612	0	596	0	0	0
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	0	868	0	0	0
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	0	3,000	0	0	0
MAN000000058600	VASQUEZ BRICEÅO JOSE OMAR	5,759,118	0	176	0	0	0
MAN000000030000	VEIGA FANDIÅO CARLOS	5,074,137	0	67	0	0	0
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	0	596	0	0	0
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	0	264	0	0	0
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	0	11,403	0	0	0
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	0	7,081	0	0	0
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	0	113	0	0	0
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	0	1,800	0	0	0
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	0	200	0	0	0
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	0	189	0	0	0
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	0	200	0	0	0
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	0	176	0	0	0
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	0	3	0	0	0
MAN000000110500	WALLIS ALBERTO	10,331,334	0	7	0	0	0
MAN000000135800	WHITE SOUL CORP.	J304049854	0	1	0	0	0
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	0	157	0	0	0
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	0	302	0	0	0
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	0	1,000	0	0	0
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	0	239	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 24/04/09

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 13

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	0	5,926	0	0	0
MAN00000055800	ZULOAGA POCATERRA PEDRO	4,765,495	0	223	0	0	0
			229,410,000	229,410,000	0	0	0

TOT. ACCIONISTAS 578

** FIN DEL REPORTE **

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO BANCO UNIVERSAL AGENTE DE TRASPASOS CARACAS

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

CEDULA O RIF	NOMBRE DE SUBCUENTA	CANTIDAD
V0000000002990025	ABRAHIM KATOON HAROON	2.000
V0000000003924804	ACOSTA NAVA HUMBERTO GERARDO	2.350
V0000000006161694	ACOSTA SIMON JUAN ROBERTO	1.500
J0000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE D	946.514
V0000000015978598	AGUILAR CHIROUZE ELENA IRENE	4.000
V0000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	4.098
V0000000006463879	ALMEIDA MARTINS ALFONZO	2.000
V0000000005138064	ALVARADO BLANCO RAUL ALBERTO	7.421
V0000000006515214	ALVAREZ COHEN REINALDO GETULIO	86
V0000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	261.894
V0000000009434951	ALVAREZ GONZALEZ MARIELA	1.010
V0000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	1.120
V0000000006197686	ALVAREZ VAZQUEZ INOCENCIO	5.000
V0000000000947555	ANDONEGUI MILLAN RAFAEL	22
V0000000005094166	ANTELIZ VICTOR MANUEL	500
V0000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	12.500
J0000000301392094	APJ-PDV ASOCIACI□N CIVIL	99.672
V0000000002765221	ARANA PEROZA CARLOS JESUS	5.100
V0000000006847432	ARECHABALETA ARRIEN MIKEL	3.656
V0000000012142133	AROCHA HERNANDEZ ANDREINA	51
V0000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	6.154
P0000000700431987	ASFROD JOHN EDWARD	1.500
J0000000000027935	AZUCAR MONTALBAN, C.A.	28.577
V0000000003657855	A□EZ DELFINO ARNALDO JOSE	2.317
A0000000000000192	BANCO MERCANTIL FIDEICOMISO 63065	40.000
E0000000082284586	BARAC VAINBERG IAN	18.086
J0000000002908866	BBO CASA DE BOLSA C.A	10.000
J0000000301021452	BEAR STEARNS SECURITIES CORP.	2
V0000000011944008	BEE SUSAN MARY	10
V0000000005311065	BENATAR SHAMIS LEON MAURICE	10.000
V0000000000966667	BENITEZ ARREAZA JAIME	2.576
V0000000006558237	BRACHO BETANCOURT SERGIO RAUL	600
V0000000003863132	BRACHO NOGUERA ALBERTO ACACIO	1.500
V0000000010182528	BRICE□O BRUZUAL RAFAEL ENRIQUE ONOF	8.300
E0000000081446235	CACERES FLORES JORGE HERNAN	5.446
J0000000304957505	CAFUCAMIDE	10.329
V0000000000219225	CALATRAVA DE OLIVARES MARIA	5.550
V0000000006039025	CAMPOS HERNANDEZ RAQUEL	1.000
V0000000001710538	CANTO GAUTIER YLEANA AUGUSTA	926
V0000000006086323	CAPIELO RAYMOND SANIA CELINA	99
J0000000303236839	CAPITAL MULTIPLE 59 CASA DE BOLSA C	1.200
V0000000006555595	CAPPELLIN LUCADELLO PAOLO	10.000
V0000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	360
V0000000004349611	CASTELAO MORENO HIGINIO	1.400
V0000000004013155	CASTRO GOMEZ LUIS FERNANDO	10.000
V0000000005521922	CHIROUZE DE AGUIAR MARIA TERESA	4.000
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	6.600
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	3.300
V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	162.061

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	1.100
V0000000004086558	COHEN KOHN FANNY	10.000
V0000000000929684	COLL BLASINI NESTOR JOSE	130
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A. .	8.860
J0000000305810567	CORPORACION CARMEL, C.A.	45.000
J0000000307099941	CORPORACION EBNEK, S.A.	15.500
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	13.179
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	5.000
J0000000304187866	CREACIONES RACAM, S.A. .	10.000
J0000000314242296	CREDIT SUISSE	30.300
V0000000002504472	CRESPO JUAN ORLANDO	972
V0000000012955353	CRISTINO GONCALVES JOAO	6.000
V0000000010330071	CUADRA LARRA□AGA PATRICIA	5.080
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	1.000
V0000000004541412	DAZA GADEA TITO ARGENIS	520
V0000000006402960	DE ANDRADE ABREU RAUL	574
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	5.000
V0000000005223986	DE SOUSA FONTES ADERITO	300
J0000000316506584	DELFA 26, C.A.	4.640
V0000000007251120	DELFINO GOMEZ VIVIANNE	10.000
V0000000006398408	DELFINO PARRA ELENA	3.068
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	446.420
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	300
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	30.000
V0000000006105588	DEUTSCH HOLLO RAFAEL	20.488
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	2.200
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	17.745
V0000000005570932	DIAZ DE MARIL□O XIOMARA MARIA	4.174
V0000000004771501	DIAZ DELFINO MARIOLGA	17.745
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	455
V0000000007246412	DIAZ GUEVARA ADRIANA	200.000
V0000000000028399	DIAZ JOSE DAVID	1.224
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	530
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	300
J0000000303709974	DISTRIBUIDORA FITNES SPORT, C.A	34.750
V0000000006067082	DREKHA KHARRAK ABBOUD	5.840
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	340
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	403.915
V0000000013509524	EID JAWHARI CHADI JAWAD	260
V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	1.000
V0000000012482465	ELIZALDE SEJIAS JIMMY AANTONIO	23.015
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	171.338
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	5.828
V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	532
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	1.250
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	18.450
V0000000023637751	FENG XIAN YU	23.404
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	12.690
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	3.000
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	3.640

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	200
J0000000002859512	FONDO DE AHORRO DE INELECTRA	37.650
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	3.091
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565
V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	50
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	2.500
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	1.800
P0000000069259839	FUENTE IRATCHET CARLOS ALBERTO	1.110
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	24.930
J0000000300885208	FUNDA INFANTES INFANTES	2.200
J0000000001639560	FUNDACI□N CARLOS DELFINO	130.000
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	1.950
V0000000004565186	GALLO PEPE FRANCESCO	3.500
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	2.108
V0000000003611693	GARCIA RAFAEL ARTURO	100
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	1.200
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	3.217
V0000000011680414	GIL DE MONTES DELGADO FIDIAS ORLAN	56
V0000000003207824	GILJEW DE DEVOST LARISA	10.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	6.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	16.066
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	200
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	50
V0000000003281559	GOMEZ DE CADENA JOAN MARY	79.900
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	500
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	30
V0000000016431052	GONCALVES JOAO MANUEL	60
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	2.530
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	750
V0000000003662767	GONZALO ARANDA PABLO	31
V0000000009119205	GOYO ESQUEA MARIANELA	15
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	20
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	10.000
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	282
V0000000000334917	GUERRA MU□OZ RAISA	1.250
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	12.000
V0000000005564886	GUIA LARA CARLOS MANUEL	4.000
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	596
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	100
V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	200
V0000000006224658	HERNANDEZ HECTOR JOSE	1.900
V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	99
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	3.900
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	1.215
V0000000010388354	HURTADO COVA YOARMIS TIBURCIO	1.250
V0000000004082070	ILIJA BRISA LORENZO	50.925
J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	800
J0000000003330523	INTERACCIONES CASA DE BOLSA CA	11.160
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	732.118
J0000000313961884	INVERSIONES 2.2.2., C.A.	4.951

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

J0000000001741135	INVERSIONES 84709 C.A. .	77.779
J0000000003597163	INVERSIONES 9861680, C.A.	160
J0000000300070042	INVERSIONES CARAMAY C.A.	5.279
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	9.800
J0000000301452810	INVERSIONES HOPLITA,C.A.	16.000
J0000000306452761	INVERSIONES JUROAROVI, C.A.	6.000
J0000000001436944	INVERSIONES SABENPE, C.A. .	40.000
J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	366.547
J0000000002013516	INVERSIONES TEDEA C.A. .	8.436
J0000000002142715	INVERSIONES VEIQUEVE,S.A INVERSIONE	40
J0000000002059893	INVERSORA ACDC, C.A.	20.000
J0000000302092299	INVERSORA BENAZOLVE, C.A.	3.000
J0000000003290394	INVERSORA FERIBASAN,C.A. .	10.500
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	2.000
J0000000300311937	INVERSORA RIVASA,C.A,	525
J0000000003266140	INVERUNI□N S.A CASA DE BOLSA	184.000
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	800
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	4.745
V0000000001852603	JARAMILLO RAMIREZ LUIS F	6.000
V00000003812711.1	JATAR PENZINI ANA EDITH	375
V00000003812711.2	JATAR PENZINI ANTONIO	375
J0000000315681480	JESO INV. INMOBILIARIA II, C.A.	20.000
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	3.746
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	1.200
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	8.862
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	2.000
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	923
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	106.500
V0000000006900875	LEIZAOLA LARTITEGUI I□AKI	65.600
V0000000004664850	LEON JOSE ANTONIO	20.600
V0000000003237154	LE□N MARTINEZ LILIAN ONEIDA	300
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	60
V0000000004530889	LLORENTE CHICOTE GREGORIO	6.190
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	14.000
V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	1.470
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	3.500
V0000000010805422	LLOVERA PULGAR ANA ISABEL	2.350
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	3.500
V0000000005534882	LOVERA VEGAS JUAN ANTONIO	174.928
V0000000001858159	LUCKE GIMENEZ YOLANDA	2.300
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	571
V0000000006091246	MACHADO JUAN ARMANDO	130.000
E0000000082275140	MAFFI ARIEL CLAUDIO	2.865
V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	500
J0000000301515625	MARENA, R.S.L.	5.567
V0000000001866338	MARINE FERRE JOSE	200
V0000000010334137	MARQUEZ BUSTAMANTE JUAN ANTONIO	120
V0000000003129843	MARQUEZ MILANO ROMULO JOSE	1.039
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	250
V0000000005531085	MARTI BUSS LUIS DANIEL	400

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

V0000000002249670	MARTINEZ GOMEZ CARMEN ELENA	7.500
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	278
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	2.705
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	100
J0000000312163399	MEADOWWEED PTE LTD	4.348.192
V0000000000381851	MEDINA ORTEGA SIMON	3.365
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	7.500
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	200
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	13.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	183
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	1.089
V0000000006915351	MENDEZ MONTILLA ELEONORA	100
V0000000002134897	MENDOZA BARRIENTOS GRACIELA	785
V0000000000041611	MENDOZA DE VELUTINI TULIA VIRGINIA	6.800
V0000000006555154	MESZAROS REYES MARITZA	1.166
V0000000001444067	MEWA MORENO GILBERTO	1.000
V0000000005308931	MICALE SANCHEZ FERNANDO	2.000
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	57.040
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	1.000
E0000000082201262	MOESGEN MARC ALAIN	3.040
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	1.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	87.254
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	250
V0000000006548900	MORENO PEREZ JOSE	900
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	27.597
V0000000001857347	MU□OZ DE LEON HELENA MARGARITA	550
V0000000011357147	MU□OZ FALCONI ALVARO JOSE	4.208
V0000000005426728	NAVARRO PRADA ZORAIDA	600
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	3.385
J0000000303126022	ORSON KRAVITZ VALORES S.A. .	200
V0000000013530071	PAMATO CHILESE MARCO	100
V0000000002113431	PAPARONI MICALE FERNANDO	2.200
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	1.000
V0000000001719084	PARRA PARDI MARIA ELENA	4.400
V0000000006916415	PARRA WALLIS INES	12
V0000000010180202	PAZOS RAICES MANUEL OSCAR	650
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	55.000
V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	375
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	375
V0000000001873293	PERALTA JOSE ELI	11.482
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	1.500
V0000000006016652	PEREZ CEDE□O ALBERTO ANTONIO	2
V0000000014020504	PEREZ GONZALEZ ALFREDO JOSE	1.250
V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	4.200
V0000000011408653	PEREZ MATUTE JIMMY JOSE	1.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	339
V0000000003400008	PERISSE SEOANE JOSE LUIS	1.500
V0000000002111081	PERUCH COSTA GALDIANO GALTER SERAFI	67.389
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	1.793
V0000000006308128	PICON CARRILLO MARIA EUGENIA	750

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	25.350
V0000000002939225	PIERALDI HADDAD GLADYS	50.250
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	200
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	2.000
V0000000003838896	PONTE BRANDT ANDRES EDUARDO	6.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	6.820
V0000000009720709	PRISCO FALCIANI ALFONSO	7.000
J0000000303865089	PROGRAMA DE EXTENSION AGRICOLA ITAL	76
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	16.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	1.300
V0000000000775559	PULIDO OCIDE RAFAEL	1.470
V0000000002092960	QUI□ONES PAEZ RAMON ANTONIO	1.000
V0000000006008663	RAMIREZ MAURIELLO AMALIA	600
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	13.091
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	9
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	1.080
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	15.500
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	10.000
V0000000004355639	RODERO OLAY ADORACION	33
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	100
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	1.077
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	100
V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	5.518
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	2.620
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	2.500
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	1.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	1.180
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	1.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	11.608
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	840
V0000000011230539	RUIZ OLIVEROS EDMUNDO	1.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	45
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	73
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	3.500
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	60
V0000000004088365	SANZONE PALMINTERI GIOVANNI	2.500
V0000000004353851	SCARPONE RANTE JUAN CARLOS	500
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	200
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	2.470
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	1.700
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	350
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	720
V0000000002130462	SITGES LAPE□A ENRIQUE	5.000
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	2.000
V0000000011314148	SPIOTTA GARCIA ALESSANDRO	940
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	478
E0000000001064775	THOMSON PETER GRAHAM	593
V0000000006977524	TOCCO RIO	6.033
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	10.000
J0000000304750587	U21 CASA DE BOLSA C.A	35.702

LISTADO DE ACCIONISTAS REGISTRADOS EN LA C.V.V CAJA VENEZOLANA DE VALORES CON ACCIONES DE MANPA PARA LA ASAMBLEA DEL DIA 24/04/2009

J0000000075043383	UNIDAD EDUCATIVA EXPERIMENTAL LAS C	476.805
V0000000006027957	URBINA JUAN MANUEL	40.251
V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	7.471
V0000000003809826	VALDERRAMA ANA MIREYA	400
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	420
J0000000003696935	VALORES 92,C.A.	540
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	1.520
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	51.219
V0000000021131045	VAN DAM DIRK MAARTEN	10.000
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	14.900
V0000000005537998	VELUTINI SOSA IBRAHIM JOSE	2
J0000000305532834	VETA HOLDINGS A.V.V.	2.870
P0000000008800836	VICTORIA HERNANDEZ JAIME	1.055
J0000000306614915	VIENTO ASESORES, S.A.	1.991
J0000000300011348	VIKI INVERSIONES C.A.	7
V0000000000345693	VILLAREAL DURAN MARIA LUISA AURORA	3.030
V0000000001722277	VITOLS RIEKSTINS JURIS	4.010
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	138
E0000000082270943	WANG JIAYONG	1.000
V0000000000973302	WLODARCZYK SCHMIDEK EGON	250
V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	500
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	61.691
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	759
V0000000006404595	ZERPA ARVELO EDGARDO	1.200
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	7.000
V0000000004765495	ZULOAGA POCATERRA PEDRO	3.200
	TOTAL ACCIONES:	**11.544.189**

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



CAJA VENEZOLANA DE VALORES




COMISION NACIONAL
VALORES

F - N° 0600744766


P 3:56

CONTRIBUYENTE ESPECIAL
PLANILLA PARA PAGAR
FORMA **26**
PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

ARCHIVO RECIBIDO

01 N° R.I.F.	NOMBRE CONTRIBUYENTE O RAZON SOCIAL
J000235309	MANUFACTURAS DE PAPEL. C.A. (MANPA) S.A.C.A.

TIPO DE PAGO	N° DECLARACION O LIQUIDACION				PERIODO DE PAGO DESDE	16 HASTA	PORCION
DECLARACION	888	26	777	0600744766	01/01/2008	31/12/2008	DE

PLAN UNICO DE CUENTA		
CODIGO N°	DESCRIPCION DEL CODIGO	91 MONTO EN BsF.
301010111	ISLR PERSONAS JURIDICAS	32.356.753,72

PARA SER LLENADO POR EL CONTRIBUYENTE O REPRESENTANTE LEGAL

23 FORMA DE PAGO		
EFECTIVO	CHEQUE DE GERENCIA	
C.E.R.T.	BONOS DE EXPORTACION	BONOS DEUDA PUBLICA

SENIAT
Fecha de Recaudacion: 03/04/2009 Hora: 03:44:42
Documento: 0001011459
Rif: J000235309 Impuesto: 26 Periodo: 12-2008
Cheque: 32.356.753,72 Total: 32.356.753,72

CIUDAD:	FIRMA PAGADOR:
Caracas	

VALIDACION TERMINAL BANCO RECEPTOR


Banco Industrial de Venezuela
TAQUILLA SENIAT
PLAZA VENEZUELA
03 ABR. 2009

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACION ADUANERA Y TRIBUTARIA
Adscrito al Ministerio de Finanzas

FORMA DPJ - 0002

DECLARACION DEFINITIVA DE REN
PARA PERSONAS JURIDICAS COM
SOCIEDADES DE PERSONAS INC
ACTIVIDADES DE HIDROCARBURO

NUMERO DECLARACION 1100001011458-8

16 Nº 0744766

COMISION NACIONAL DE VALORES

2009 ABR 29 P 3:56

ARCHIVO RECIBIDO



SI ESTA ES UNA DECLARACION SUSTITUTIVA O COMPLEMENTARIA INDIQUE EL Nº Y LA FECHA DE LA DECLARACION

A.- DATOS DEL CONTRIBUYENTE

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

EJERCICIO GRAVABLE: DESDE 01 01 08 HASTA 31 12 08

(05) DIRECCION O DOMICILIO FISCAL: AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF. TORRE CORP. BANCA PISO 12 OF 12

(03) Nº RIF: J 0 0 0 2 3 5 3 0 9

B.- DATOS DEL APODERADO O REPRESENTANTE LEGAL

APELLIDOS Y NOMBRES: CARLOS DELFINO

Nº RIF: V 0 3 6 5 9 6 1 7 8

D 03 ABR 2009 D

República Bolivariana de Venezuela — Ministerio de Finanzas — SENIAT — Región Capital — División de Recaudación — RECIBIDO

C.- AUTOLIQUIDACION DEL IMPUESTO

	CONCEPTOS	Gravable con Tarifa No. 2		Gravable con Tarifa No. 3	
1	Fuente Territorial: Enriquecimiento Neto o Pérdida Fiscal (Ver sección E Casilla Nº 64 y Nº 62)	137	125.398.462,62	144	
2	Fuente Territorial: Pérdidas Años Anteriores.	173		174	
3	Fuente Territorial: Enriquecimiento Gravable o Pérdida Fiscal (1-2) (el resultado de la tarifa Nº 3 traslade a la casilla 10, items 445 en caso de ser positivo)	178	125.398.462,62	170	
4	Fuente Extra Territorial: Enriquecimiento Gravable o Pérdida Fiscal (Ver sección F Casilla Nº 7 y Nº 8) (el monto de la tarifa Nº 3, traslade a la casilla 12, items 460, en caso de ser positivo)	401		406	
5	Renta Neta Mundial Gravable o Pérdida Fiscal (3 + 4) ... Si (3) y (4) son mayores de cero. ... Si alguna de ellas es negativa, solo se registra la positiva	431	125.398.462,62		
6	Impuesto Determinado según Tarifa Nº 2 ... (casilla 5 x % Tarifa 2) - Sustraendo	185	42.612.477,29		

ACREDITAMIENTO DE IMPUESTO PROVENIENTE DE FUENTE EXTRANJERA NO PROPORCIONALES

7	Impuesto Acreditable Pagado en el Exterior (Art. 2 Ley ISLR)	441			
8	Total Impuesto Determinado (después de acreditamiento del impuesto pagado en el exterior (Si 6 es mayor o igual a 7) ... (6 - 7)			442	42.612.477,29
9	Impuesto Determinado igual a cero (Si 6 es menor que 7) ... (item 8 = 0,00)				

	IMPUESTOS PROPORCIONALES		Base Imponible		Impuesto Base Territorial (A)		Impuesto Acreditable Pagado Ext. (B)		Impuesto Proporcional a Pagar (A - B)
10	Fuente Territorial: Enriquecimiento Gravable (viene de la casilla Nº 3, items 170)	445		446				448	
11	Fuente Territorial: Ganancias Fortuitas en Especies	455		456				295	
12	Fuente Extraterritorial: Enriquecimiento Gravable (viene de la casilla Nº 4, items 406)	460		461		462		463	
13	Fuente Extra Territorial: Dividendos Mineros	465		466		467		468	
14	Fuente Extra Territorial: Dividendos Petroleros	470		471		472		473	
15	Fuente Extra Territorial: Otros Dividendos	475		476		477		478	
16	Fuente Extra Territorial: Ganancias Fortuitas	480		481		482		483	
17	Total Impuesto Proporcional (10 + 11 + 12 + 13 + 14 + 15 + 16)							489	
18	Total Impuesto Autoliquidado antes de los Anticipos... (9 + 17)							389	42.612.477,29

ANTICIPOS APLICABLES AL IMPUESTO DEL EJERCICIO

19	Impuestos Retenidos en el Ejercicio	221	424.492,96		
20	Anticipo por Enajenación de Inmuebles	230			
21	Anticipo de Impuestos (Declaración Estimada) Planilla Nro. 1100000996872-7	231	8.627.943,49		
22	Impuesto Pagado en Declaración Sustituida Planilla Nro. -	233			
23	Total Anticipos (19 + 20 + 21 + 22)			281	9.052.436,45
24	Total Impuesto (Si 18 es mayor o igual a 23) ... (18 - 23)			290	33.560.040,84
25	Crédito del Ejercicio (Si 18 es menor que 23) ... (23 - 18)			297	

REBAJAS AL IMPUESTO AUTOLIQUIDADO

26	Rebajas por Inversiones	211	799.245,36		
27	Otras Rebajas	234			
28	Total Rebajas (26 + 27)			866	799.245,36
29	Total Impuesto del Ejercicio (Si 24 es mayor que 28) ... (24 - 28)			220	32.760.795,48
30	Impuesto del Ejercicio igual a cero (Si 24 es menor que 28) ... (item 29 = 0,00)				

CREDITO DE IMPUESTO ACTIVOS EMPRESARIALES

31	Crédito de Impuesto a los Activos Empresariales Acumulados	242			
32	Crédito de Impuesto a los Activos Empresariales Aplicable en el Ejercicio (monto igual o menor a 29)	243			
33	Total Impuesto después de aplicar créditos de activos empresariales (Si 29 es mayor o igual a 32) ... (29 - 32)			244	32.760.795,48
34	Créditos de Impuestos a los Activos Empresariales Trasladable Para el Ejercicio Siguiente (Si 31 es mayor a 32) ... (31 - 32)	245			

IMPUESTO PAGADO EN EXCESO

35	Total Impuesto Pagado en Exceso de Años Anteriores (no compensados / no reintegrados / no cedidos)	241			
36	Impuesto Pagado en Exceso a rebajar (monto igual o menor 33)	249			
37	Total Impuesto a Pagar, antes de las Compensaciones (33 - 36)			355	32.760.795,48

COMPENSACION

38 COMPENSACIONES CON CREDITOS PROPIOS

NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
311		312		313		314	

39 COMPENSACIONES CON CREDITOS ADQUIRIDOS (CESION)

RIF CEDENTE		NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
315	J-07503393-0	316	2000000299206-6	317	ISLR	318	2.008	319	404.041,76
321		322		323		324		325	

40 RESOLUCIONES DE RECONOCIMIENTO DE CREDITOS (1) REPETICION DE PAGO (2) DEVOLUCION DE RETENCION DE IVA (3) DEVOLUCION DE RETENCION DE IVA ADQUIRIDOS POR CESION.

TIPO RESOLUCION		RIF CEDENTE		NUMERO RESOLUCION		FECHA		MONTO	
326		327		328		329		330	
331		332		333		334		335	
336		337		338		339		340	
341		342		343		344		345	

41	Compensación (314 + 319 + 325 + 330 + 335 + 340 + 345)	356	404.041,76
42	Total Impuesto a Pagar, después de las Compensaciones (37 - 41)	90	32.356.753,72
43	Impuesto Pagado en Exceso no Compensado / no reintegrado más el generado en el ejercicio (35 - 36 + 25)	87	

VALOR FACIAL Bs. 2.000,00 — QUINTUPLICADO - CONTRIBUYENTE

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

PLANILLA DE PAGO

PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

FORMA DPJ - 00026

(7) F-2006 Nº 0744766

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

(03) Nº RIF: J 0 0 0 2 3 5 3 0 9

EJERCICIO GRAVABLE (15) DESDE			(16) HASTA			(22) FORMA DE PAGO	MONTO EN Bs.
01	01	08	31	12	08	EFECTIVO	
						CHEQUE DE GERENCIA	32.356.753,72
						CERTIFICADO DE REINTEGRO (CERT.)	
						BONOS DE EXPORTACION	
						BONOS DE LA DEUDA PUBLICA (DPN)	

PLAN UNICO DE CUENTAS

CODIGO Nº	DESCRIPCION DEL CODIGO		MONTO TOTAL A PAGAR EN Bs.
301010111	IMPUESTO SOBRE LA RENTA PERSONAS JURIDICAS	91	32.356.753,72
301010102	IMPUESTO A EMPRESAS DE HIDROCARBUROS PUBLICAS - OPERADORAS Y COMERCIALIZADORAS	91	

BANCO TESORERIA NACIONAL



D.- REAJUSTE POR INFLACION

ACTIVOS NO MONETARIOS	ACTIVO FIJO			INVENTARIO			CUENTAS POR COBRAR REAJUSTABLE			OTROS NO MONETARIOS			REAJUSTE POR INFLACION		
SALDOS A REAJUSTAR	901	193.426.508,59	9	902	178.737.890,48	6	903		7	904	47.692.258,35	6			
REAJUSTE POR INFLACION	912	27.656.221,51	6	913	(20.867.124,18)	7	914		6	915	(2.087.439,83)	5	916	4.701.657,50	4

PASIVOS NO MONETARIOS	CUENTAS POR PAGAR REAJUSTABLE			CORTO PLAZO REAJUSTABLE			LARGO PLAZO REAJUSTABLE			OTROS NO MONETARIOS			REAJUSTE POR INFLACION		
SALDOS A REAJUSTAR	921		9	922		8	923		7	924		8			
REAJUSTE POR INFLACION	932		8	933		7	934		6	935		6	936		4

PATRIMONIO NETO	PATRIMONIO NETO INICIAL			AUMENTOS			DISMINUCIONES			REAJUSTE POR INFLACION		
SALDOS A REAJUSTAR	943	(268.115.647,30)	7	944	80.337.689,70	6	945		5			
REAJUSTE POR INFLACION	954	(85.528.891,49)	6	955	9.745.357,13	5	956		4	957	(75.783.534,36)	3
TOTAL REAJUSTE POR INFLACION DEL EJERCICIO (TRASLADE A LA SECCION "E" LINEA 53 O 59, SEGUN CORRESPONDA)										988	(71.081.876,86)	2

E.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE TERRITORIAL

	INGRESOS PROPIOS DE LA ACTIVIDAD		DATOS CONTABLES			GASTOS		DATOS CONTABLES	
1	EXPORTACIONES	701	6.419.962,00	9	35	SUELDOS Y SALARIOS	735	13.453.085,35	5
2	VENTAS BRUTAS AL SECTOR PUBLICO	702		8	36	INTERESES SOBRE CREDITOS	736	20.153.321,15	4
3	VENTAS BRUTAS AL SECTOR PRIVADO	703	853.162.786,17	7	37	TRIBUTOS TRASLADABLES (Art. 27 # 3)	737	3.723.181,25	3
4	VENTAS DE INMUEBLES	704		6	38	INDEMNIZACIONES LABORABLES	738	9.495.607,48	2
5	REGALIAS NO MINERAS Y ANALOGAS	705		5	39	GASTOS DE ADMINISTRACION Y CONSERVACION DE INMUEBLES	739		1
6	REGALIAS MINERALES Y PARTICIPACIONES ANALOGAS	706		4	40	GASTOS DE ADMINISTRACION DE REGALIAS	740		0
7	INTERESES SOBRE CREDITOS	707		3	41	DEPRECIACIONES Y AMORTIZACIONES	741	300.076,45	9
8	ARRENDAMIENTOS Y SUBARRENDAMIENTOS	708		2	42	OTROS GASTOS	742	67.301.922,47	8
9	OTROS INGRESOS (Incluyen Ingresos Sujetos a Impuestos Proporcionales)	709	21.197.100,69	1	43	TOTAL DE GASTOS (35 + ... + 42)	743	114.427.194,15	7
10	MENOS: DEVOLUCIONES REBAJAS Y DESCUENTOS	710	(27.989.038,94)		44	UTILIDAD O PERDIDA DEL EJERCICIO CONTABLE (11 - 34 - 43)	744	198.026.628,11	6
11	TOTAL INGRESOS NETOS (1 + ... + 9 - 10)	711	852.790.809,92	9		CONCILIACION FISCAL DE RENTAS			
	COSTOS DE VENTAS					MAS:			
12	INVENTARIO INICIAL	712		8	45	TRIBUTOS NO PAGADOS	745	3.098.978,04	5
13	COMPRAS NETAS NACIONALES	713		7	46	PROVISIONES, RESERVAS Y APARTADOS	746	7.953.395,55	4
14	COMPRAS NETAS EXTERIOR	714		6	47	MULTAS Y SANCIONES PECUNIARIAS	747		3
15	TOTAL COMPRAS NETAS (13 + 14)	715		5	48	GASTOS DEDUCIDOS EN EJERCICIOS ANTERIORES NO PAGADOS	748	999.320,00	2
16	TOTAL MERCANCIA DISPONIBLE (12 + 15)	716		4	49	INGRESOS CAUSADOS EN EJERCICIOS ANTERIORES COBRADOS	749		1
17	MENOS: INVENTARIO FINAL	717		3	50	EXCEDENTE DE SUELDOS A DIRECTIVOS	750		0
18	COSTO DE VENTAS MERCANCIAS VENDIDAS (16 - 17)	718		2	51	DEPRECIACIONES, AMORTIZACIONES Y OTROS	751	1.080.153,36	9
19	INVENTARIO INICIAL DE MATERIAS PRIMAS	719	19.388.965,31	1	52	OTRO	752	3.329.344,26	8
20	COMPRAS NETAS DE MATERIAS PRIMAS	720	326.549.012,44	0	53	UTILIDAD AJUSTE POR INFLACION	753		7
21	MENOS: INVENTARIO FINAL DE MATERIAS PRIMAS	721	(32.065.895,95)		54	TOTAL (45 + ... + 53)	754	16.461.191,21	6
22	MANO DE OBRA DIRECTA	722	24.739.545,48	8		MENOS:			
23	COSTO PRIMO (19 + 20 - 21 + 22)	723	338.611.627,28	7	56	INGRESOS CONTABILIZADOS Y NO COBRADOS	756		4
24	OTRAS REMUNERACIONES	724	80.249.851,73	6	57	GASTOS CAUSADOS EN PERIODOS ANTERIORES Y PAGADOS EN EL EJERCICIO	757	1.872.180,94	3
25	CONTRIBUCIONES	725	5.211.335,02	5	58	DEPRECIACIONES, AMORTIZACIONES Y OTROS	758	16.135.298,90	2
26	COMPRAS DE BIENES Y SERVICIOS	726	51.777.851,04	4	59	PERDIDA AJUSTE POR INFLACION	759	71.081.876,86	1
27	INVENTARIO INICIAL DE PRODUCTOS EN PROCESO	727	341.161,55	3	60	TOTAL (56 + ... + 59)	760	89.089.356,70	0
28	MENOS: INVENTARIO FINAL DE PRODUCTOS EN PROCESO	728	(426.605,52)		61	UTILIDAD O PERDIDA FISCAL (44 + 54 - 60)	761	125.398.462,62	9
29	INVENTARIO INICIAL DE PRODUCTOS TERMINADOS	729	13.204.943,82	1	62	MENOS REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTOS NETO GRAVABLES CON TARIFA Nº 3 (TRASLADE A LA SECCION "C", CASILLA Nº 1, ITEMS 144)	762		8
30	MENOS: INVENTARIO FINAL DE PRODUCTOS TERMINADOS	730	(22.925.198,41)						
31	COSTO DE VENTAS PRODUCTOS TERMINADOS (23 + 24 + 25 + 26 + 27 - 28 + 29 - 30)	731	466.044.966,51	9	63	MENOS RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	764		0
32	OTROS COSTOS DE VENTAS	732	74.292.021,15	8					
33	COSTOS DE PRESENTACION DE SERVICIOS	733		7	64	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (61 - 62 - 63) (TRASLADE A LA SECCION "C", CASILLA Nº 2, ITEMS 137)	763	125.398.462,62	7
34	TOTAL DE COSTOS DE VENTAS (18 + 31 + 32 + 33)	734	540.336.987,66	6					

F.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE EXTRATERRITORIAL

1	INGRESOS	780		0	5	MENOS: REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTO NETOS (TRASLADE A LA SECCION "C" CASILLA Nº 4, TARIFA Nº 3, ITEMS 406)	786		4
2	COSTOS	781		9					
3	GASTOS	782		8	6	MENOS: RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	787		3
4	UTILIDAD O PERDIDA FISCAL (1 - 2 - 3)	785		5	7	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (4 - 5 - 6) (TRASLADE A LA SECCION "C", CASILLA Nº 4 Y EN LA TARIFA Nº 2, ITEMS 401)	788		2

G.- PERDIDAS DE AÑOS ANTERIORES PENDIENTES POR COMPENSACION: FUENTE TERRITORIAL

	EJERCICIOS				TARIFA Nº 2			TARIFA Nº 3		
1	190	DESDE: / /	HASTA: / /	0	155		5	156		4
2	196	DESDE: / /	HASTA: / /	4	157		3	158		2
3	197	DESDE: / /	HASTA: / /	3	168		2	169		1
4	TOTAL PERDIDAS FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA Nº 2)				193		7	194		6

H.- REBAJAS DEL IMPUESTO POR TRASLADO DE EXCESO DE REBAJAS DE AÑOS ANTERIORES Y POR NUEVAS INVERSIONES HECHAS EN VENEZUELA

	CONCEPTOS	MONTO NETO	%	TOTAL REBAJAS		
1	EXCEDENTES DE REBAJAS POR INVERSIONES EN ACTIVIDADES PETROLERAS			861		9
2	POR NUEVAS INVERSIONES PETROLERAS		8 4	862		8
3	EXCEDENTES DE REBAJAS POR INVERSIONES EN OTRAS ACTIVIDADES			863		7
4	NUEVAS INVERSIONES (Art. 57)	7.992.453,55	10	864	799.245,36	6
5	TOTAL REBAJAS (TRASLADE ESTE TOTAL A LA SECCION "C", CASILLA Nº 14)			870	799.245,36	0

I.- CREDITO ACUMULADO DE IMPUESTO DE ACTIVOS EMPRESARIALES

	EJERCICIOS				MONTO		
1	187	DESDE: / /	HASTA: / /	3	212		6
2	185	DESDE: / /	HASTA: / /	5	213		7
3	186	DESDE: / /	HASTA: / /	4	214		6
4	TOTAL EXCEDENTE FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA Nº 31)				242		8

J.- IMPUESTO PAGADO EN EXCESO EN EJERCICIOS ANTERIORES (NO COMPENSADOS NI REINTEGRADOS)

1	247	DESDE:	HASTA:				
2	248	DESDE:	HASTA:		250		0
3	TOTAL IMPUESTO PAGADO EN EXCESO (TRASLADE A LA SECCION "C", CASILLA Nº 35)				241		9

K.- ESTADO DEMOSTRATIVO DE IMPUESTOS PAGADOS: FUENTE EXTRATERRITORIAL

1	IMPUESTO PAGADO: REGALIAS	790			4	IMPUESTO PAGADO: OTROS DIVIDENDOS	793		7
2	IMPUESTO PAGADO: DIVIDENDOS MINEROS	791			5	IMPUESTO PAGADO: GANANCIAS FORTUITAS	794		6
3	IMPUESTO PAGADO: DIVIDENDOS PETROLEROS	792			6	IMPUESTO PAGADO: ENRIQUECIMIENTO NETO	795		5

VOEL AGUILAR CON CEDULA DE IDENTIDAD


EL UNIVERSAL
PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • DOMINGO 26 DE ABRIL DE 2009 • BsF 2,80 / Bs 2.800 • AÑO CI • Nº 35.846 • DEPÓSITO LEGAL PP-190901DF4

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión Nº 989 de fecha 24 de abril de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 24 de abril de 2009 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Treinta Céntimos de Bolívar Fuerte (Bs. F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 4 de mayo de 2009 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir, a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores Nº 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria Nº 38.007 de fecha 24 de agosto de 2004.

Caracas, 26 de abril de 2009

DOMINGO
EL NACIONAL
www.el-nacional.com
Bs. F. 2,50
CARACAS VENEZUELA
AÑO LXVI
#23.583
FUNDADO EN 1943
SEGUNDA EDICIÓN




MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 989 de fecha 24 de abril de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 24 de abril de 2009 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Treinta Céntimos de Bolívar Fuerte (Bs. F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 4 de mayo de 2009 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir, a partir del 15 de mayo de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 26 de abril de 2009

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, April 29, 2009.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

According to your request and in compliance with the provisions set forth in the STANDARDS RELATED TO PERIODICAL OR OCCASIONAL INFORMATION THAT PEOPLE SUBJECT TO CONTROL BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION SHOULD SUBMIT, attach hereto please find:

1. Analysis of Variations of the income statement and balance sheet for the years 2008 and 2007.
2. Report by the statutory auditors: Memorandum of Remarks and Recommendations.
3. CNV-FG008 form corresponding to "Decree and/or Payment of Dividends."
4. Copy of the income tax return for the years 2008.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.



llevel@manpa.com.ve

Phone 0212 901 2245

Fax 0212 901 2317 --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 26th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve


ARCHIVO
RECIBIDO

Caracas 29 de abril de 2009.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

De acuerdo a su solicitud y cumpliendo con lo establecido en las **NORMAS RELATIVAS A LA INFORMACION PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISIÓN NACIONAL DE VALORES**, anexo a la presente encontrará

1- Análisis de Variaciones del estado de resultados y balance general para los años 2008 y 2007

2- Informe de los auditores: Memorando de Observaciones y Recomendaciones

3- Planilla CNV- FG008 correspondiente a "Decreto y/o Pago de Dividendos"

4- Fotocopia de la Planilla de pago del ISLR del año 2008.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45
Fax: 0212 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Translator's Note:

Attached hereto there is the translation of Tax FORM No.0915 for ordinary dividends belonging to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A..-------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 4th, 2009.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

RECEIVED 2009 JUL -6 A 11

C.N.V. - FG008

REPUBLIC OF VENEZUELA
NATIONAL SECURITIES COMMISSION

TAX RETURN:
DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW)

"NATIONAL SECURITIES COMMISSION April 30, 2009 11:20 PM FILE RECEIVED"

No. 0915

TYPE OF DECREED DIVIDEND
ORDINARY [x]
EXTRAORDINARY [ ]

1. COMPANY NAME
MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

2. CODE	3. TELEPHONE NUMBER(S): 0212 - 9012245	4. ADDRESS: Avenida Francisco de Miranda con Av. El Parque Torre Country Club, P12. Chacaito

5. MAIN FINANCIAL ACTIVITY
PAPER PRODUCTION AND CONVERSION

7. NUMBER OF SHAREHOLDERS at 12/31/2008 578 Shareholders

6. CAPITAL STOCK	
SUBSCRIBED	PAID-IN
22,941,000	22,941,000

8. DIVIDEND DECREED BY:		STATUTORY BASIS	9. DATES DECREE	RECORD	OF PAYMENTS
SHAREHOLDERS' MEETING	[x]				
BOARD OF DIRECTORS	[ ]		04/24/09	05/04/09	5/15/2009

10. FIRST TIME FILING A TAX RETURN YES NO

11. COMPANY CATEGORY: CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X MUTUAL FUND Administrator OTHER: O

12. PROFIT SHARING DISTRIBUTION

	FISCAL YEARS					
	PREVIOUS			DECREED		
FOR THE PERIOD FROM	01	01	2007	01	01	2008
UNTIL	12	31	2008	12	31	2008

	PREVIOUS	DECREED
I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD	48,709,209	197,123,988
LESS a) INCOME TAX	5,381,490	38,875,052
b) LEGAL RESERVE(S)		
II NET INCOME AFTER DEDUCTIONS (a.b.)	42,803,177	156,670,447
LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S)		
III NET PROFIT TAKEN AS BASE FOR THE DECREE		

DECREED AND PAID-IN DIVIDENDS	FISCAL YEARS					
	IMMEDIATE BEFORE				DECREED	
	TOTAL DECREED		TOTAL PAID AT THE DATE OF THIS TAX RETURN		DECREED	
FOR THE FISCAL YEAR	FROM 1/1/2007 UNTIL 12/31/2007				01 01 2008 / 31 12 2008	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
IV. CASH PREFERRED SHARES						
V. CASH COMMON SHARES	91,674,000	100	91,674,000	100	68,823,000	100
TOTAL CASH DIVIDEND	91,674,000	100	91,674,000	100		100
VI. SHARE DIVIDEND						
VII. OTHER TYPE OF DIVIDEND						
TOTAL DIVIDEND	91,674,000	100	91,674,000	100	68,823,000	100

CASH DIVIDEND	ACCUMULATED BEFORE PREVIOUS TAX (FROM 1969)	FROM PREVIOUS FISCAL YEAR	TOTAL ACCUMULATED
a) Decreed dividend			
b) Unpaid decreed dividend			
PERCENTAGE (A+B)			

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

13. IF THE COMPANY WERE EXEMPTED BY THE NATIONAL SECURITIES COMMISSION IN VIEW OF ARTICLE 126 OF THE CAPITAL MARKET LAW INDICATE RESOLUTION No. ________ DATE OF RESOLUTION________

14. DOES THE COMPANY HAVE ANY TAX INCENTIVE ? YES____ NO____ DATE OF INCENTIVE

C.N.V. - FG008

REPUBLICA BOLIVARIANA DE VENEZUELA
COMISION NACIONAL DE VALORES

Nº 0915

Nº ____

COMISION NACIONAL DE VALORES
2009 ABR 30 A 11: 20
ARCHIVO
RECIBIDO

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO) DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES)

TIPO DE DIVIDENDO DECRETADO
- ORDINARIO [x]
- EXTRAORDINARIO [ ]

1. NOMBRE DE LA EMPRESA: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

2. CODIGO:

3. NUMERO(S) DE TELEFONO: 0212-9912245

4. DIRECCION: Av. Fco. de Miranda con Av. El Parque Torre Country Club, P. 12 Chacaito

5. PRINCIPAL ACTIVIDAD ECONOMICA: Produccion y Conversion de Papel

6. CAPITAL SOCIAL

SUSCRITO	PAGADO
22.941.000	22.941.000

7. NUMERO DE ACCIONISTAS: Al 31/12/2008 578 Accionistas

8. DIVIDENDO DECRETADO POR:
- Asamblea Accionistas [x]
- Junta Directiva [ ]

FUNDAMENTO ESTATUTARIO

9. FECHAS

DECRETO	REGISTRO	DE PAGOS		
24/4/09	4/5/09	15/5/09		

10. PRIMERA VEZ QUE DECLARA SI [ ] NO [ ]

11. FORMA DE SOCIEDAD CIA. ANONIMA [ ] SAICA [ ] FONDO MUTUAL [ ] SACA [x]
ADMINISTRADORA DE FONDO MUTUAL [ ] OTRA: ____

12. DISTRIBUCION DE LA UTILIDAD		EJERCICIOS ANTERIOR			EJERCICIOS DECRETADO		
POR EL PERIODO	DESDE	01	01	2007	01	01	2008
	HASTA	31	12	2007	31	12	2008
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA		48.709.209			197.123.988		
MENOS a) IMPUESTO SOBRE LA RENTA		5.391.490			39.975.052		
b) RESERVA(S) LEGAL(ES)							
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)		42.893.177			156.670.447		
MENOS COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)							
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO							

DIVIDENDOS DECRETADOS Y PAGADOS		INMEDIATO ANTERIOR TOTAL DECRETADO				TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO			
POR EL EJERCICIO	DESDE	01	01	2007				01	01	2008	
	HASTA	31	12	2007				31	12	2008	
		MONTO			%	MONTO	%	MONTO			%
IV EFECTIVO ACCIONES PREFERIDAS											
V. EFECTIVO ACCIONES COMUNES		91.764.000			100	91.764.000	100	68.823.000			100
TOTAL DIVIDENDO EN EFECTIVO		91.764.000			100	91.764.000	100				
VI DIVIDENDO EN ACCIONES											
VIII OTRO TIPO DE DIVIDENDO											
TOTAL DIVIDENDO		91.764.000			100	91.764.000	100	68.823.000			100

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo decretado			
b) Dividendo decretado no pagado			
PORCENTAJE (a÷b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ____ FECHA DE LA RESOLUCION ____

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI [ ] NO [ ] FECHA DE INICIO DEL INCENTIVO ____
INDIQUE EL TIPO Y FUENTE DEL INCENTIVO ____

CUADRUPLICADO: Empresa declarante (debe estar Sellada en Prueba de Recepción)

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

Translator's Note:

Attached hereto there is the translation of a special taxpayer FORM F-No.0600744766 belonging to taxpayer MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A..---------
The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 4th, 2009.

REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Seniat - Payment Form

Page 1 of 1

INTERPRETE PUBLICO

BOLIVARIAN REPUBLIC OF VENEZUELA
MINISTRY OF FINANCE
SENIAT
NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Popular Power of Finances RIF: G -Illegible

SPECIAL TAX PAYER
FORM FOR PAYMENT FORMAT
TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

F- No. 600744766

01 R.I.F. No.	TAX PAYER NAME OR REGISTERED NAME
J000235309	MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

TYPE OF PAYMENT	No. INCOME TAX RETURN OR SETTLEMENT				TERM OF PAYMENT		PORTION
					FROM	16 TO	OF
INCOME TAX RETURN	888	26	777	600744766	1/1/2008	12/31/2008	

SOLE ACCOUNT PLAN		
CODE No.	**CODE DESCRIPTION**	**91 AMOUNT IN BsF.**
301010111	INCOME TAX CORPORATE BODY	32,356,753.72

TO BE FILLED BY TAX PAYER O LEGAL REPRESENTATIVE

23 PAYMENT TERM		
CASH	BANK DRAFT	
TAX REBATE CERTIFICATE (CERT)	EXPORT BONUS	PUBLIC DEBT BONDS

Caracas . (signed) Illegible

Translator´s Note: There is a seal over the date that reads as follows: "SENIAT. Date of collection 04/03/2009 Time:03:44:42 Document: 0001011458
R.I.F. J000235309 TAX: 26 TERM 12-2008. CHECK: 32,356,753.72 TOTAL: 32,356,753.72" .
There is a square wet seal at the bottom left margin that reads as follows: "BANCO INDUSTRIAL DE VENEZUELA . SENIAT TICKET WINDOW.




REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT

CONTRIBUYENTE ESPECIAL
PLANILLA PARA PAGAR
FORMA **26**
PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

F - N° **0600744766**



COMISION NACIONAL DE VALORES
2009 ABR 30 A 11: 2
ARCHIVO RECIBIDO

01 N° R.I.F.	NOMBRE CONTRIBUYENTE O RAZON SOCIAL
J000235309	MANUFACTURAS DE PAPEL. C.A. (MANPA) S.A.C.A.

TIPO DE PAGO	N° DECLARACION O LIQUIDACION				PERIODO DE PAGO		PORCION
					DESDE	16 HASTA	
DECLARACION	888	26	777	0600744766	01/01/2008	31/12/2008	DE

PLAN UNICO DE CUENTA		
CODIGO N°	DESCRIPCION DEL CODIGO	91 MONTO EN BsF.
301010111	ISLR PERSONAS JURIDICAS	32.356.753,72

PARA SER LLENADO POR EL CONTRIBUYENTE O REPRESENTANTE LEGAL

23 FORMA DE PAGO		
EFECTIVO	CHEQUE DE GERENCIA	
C.E.R.T.	BONOS DE EXPORTACION	BONOS DEUDA PUBLICA
CIUDAD: CAMAS	FIRMA PAGADOR:	

SENIAT
Fecha de Recaudación: 03/04/2009 Hora: 03:44:42
Documento: 0001011459
Rif: J000235309 Impuesto: 26 Periodo: 12-2008
Cheque: 32.356.753,72 Total: 32.356.753,72

VALIDACION TERMINAL BANCO RECEPTOR

Banco Industrial de Venezuela
TAQ. SENIAT
VENEZUELA
03 ABR 2009


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Memorandum of Remarks and Recommendations

At December 31, 2008---

[Letterhead of Deloitte]

Caracas, February 27, 2009

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

In regard to the audit to the financial statements of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** for the year ended at December 31, 2008 we have assessed the internal control system of the Company, as required by the generally accepted accounting standards in Venezuela. According to these standards, the aim of such assessment is to establish reliable bases to determine the nature, opportunity and scope of the audit procedures needed to give an opinion about the financial statements.

Our assessment of the internal control system of the Company was not designed to give an opinion about it and, therefore, it does not necessarily indicate all the existing weaknesses because it is based on selective tests of the accounting records and related information. As you know, maintenance of the proper internal control system is the responsibility of Company management.




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

This report was only prepared for information purposes and for the use of the Board of Directors and of the Management, and it cannot be used by any other party different from those indicated above.

Please contact us to clarify any further doubt in regard to the items included herein and to cooperate with the management of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** in the implementation of our suggestions, if deemed convenient.

Sincerely,

LARA MARAMBIO & ASOCIADOS

Partner --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

II. LEGAL AND PARALEGAL ISSUES

A. Delays in filing forms 14-02 and 14-03 to the Venezuelan Institute of Social Security

Remarks:

In some cases, the Company has not informed about employee income Form 14-02 to the Venezuelan Institute of Social Security within the terms set forth y the Law on this matter. In our review we identified the following cases:

Division	Employee Name	Date of Entry	Legal Term 3 business days	Date of Notice	Days in delay
School	Robert Vera Eylin	07/14/2008	07/17/2009	04/09/2008	49
School	Martinez Jimmy	02/06/2008	02/09/2009	02/20/2008	11
Hygienic Paper	Cortez	07/14/2008	07/17/2008	07/22/2008	5




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

In some cases, the Company has not informed about an employee out of work Form 14-03 to the Venezuelan Institute of Social Security within the terms set forth y the Law on this matter. In our review we identified the following cases:

Division	Employee Name	Date of Entry	Legal Term 3 business days	Date of Notice	Days in delay
School	Jonathan Cermeño	08/01/2008	08/04/2008	09/04/2008	31

Effect on internal control efficiency:

In tax supervision by official authorities, the Company may be subject to fines for noncompliance with formal duties related thereon.

Recommendations:

To optimize the administrative process in order to comply with the obligations set forth in the terms provided for by the Law, so as to avoid fines and unnecessary expenses.

Comments from the management:

The necessary corrective measures are being taken and will be implemented by the Industrial Relations Department.

III. INFORMATION SYSTEM

A. Planning business continuity

Remarks:

During our review we realized that the Company does not have documented procedures corresponding to the Business Continuity Plan that should include measures to be taken in case of any contingency or disaster to assure continuity of company operations and to safe keep computer equipment and data.

Effects on the efficiency of the internal control:

1. The Company may incur in unnecessary financial difficulties in case of any contingency and/or unplanned interruption due to ignorance by part of the company personnel responsible of the people involved in the critical processes in the different areas, which can generate an improper segregation of functions or unnecessary rework.




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

2. Damages and/or losses of important data, programs and documentation that are basic company assets.

Actions would be taken based on the experience of the personnel involved and not from an analysis of the ideal mechanisms to be implemented by contingency. This may give rise to wrong decision making, confusion and ambiguity.

Recommendation:

It is suggested to design, develop, implement, prove and spread a General Continuity Business Plan to maximize support opportunities of personnel in case of accident.

A general continuity plan of the company should include, among others, the following aspects:

1. General information about the recovery plan (plan organization, objectives and scopes of the recovery plan, critical business functions, etc.)
2. Implementation of the continuity plan (prioritizing company operations and defining direct and indirect responsible people to reactivate operations after accidents).
3. Trial plan.
4. Maintenance of the continuity plan.
5. Risk matrix to prioritize the plan according to the contingency presented.

Definition of the documentation to apply the continuity plan by areas and results obtained after controlling the situation presented.

Comments from the management:

The management explained that assessment used different suppliers which are advisors in business continuity plans and it is expecting to define the platform change to go over the issue.

B. Dormant users for over 90 days

Remarks:

During our review of Users Profile of MANPA and CORIALSA servers we observed there are users who have not logged in for over 120 days.

Server	Password Aging 120 days – over
MANPA	7




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
5
JUDITH X. HERNANDEZ MORA

Effects on the efficiency of the internal control:

Users who have not logged in or changed their password in more than 120 days may indicate users were removed form the Company or have prolonged clearance and are active in the system, increasing the possibility of an unauthorized access to information.

Recommendation:

It is suggested to assess these users, to eliminate those who are not longer with the company and to suspend those with clearance over 120 days.

Comments from the management:

Users listed below belong to the application users and audits of MANPA and Corialsa, respectively. Therefore, it is justified they do not enter the system for more than 120 days:

MANPA: PALAUNCHH8, RBTNETPT, U4LGRUNE

CORIALSA: AUDITSSA, PUSERFTP, AUDITSSA

There are also groups that exist due to internal safety procedures. Such groups enter the system, that is, do not initialize a session.

Group	Description
G030106EA	Specialists and Administration Group
G030106EM	Manufacturing Specialists Group
G051120N0	I/E/E Paper Payroll Group
G060101CG	Hygienic Paper Accounting Group

The management said to agree suspending or deleting unjustified users who have not entered the system during the aforementioned term, namely;

MANPA: U10DAZA, U4VPENA, U4WGONZA, U5AOROPE

CORIALSA: A1VDELG, U1GCRUZ

C. Backup delivery controls to internal locations.

Remarks:

During our review we could verify that although the proper backup procedures were established, currently there is no delivery and receipt control of backup tapes sent for external storing.

Effect on internal control efficiency:

Not having a proper control on external backups may translate into incidental losses of information. Likewise, the company may be affected when needing to recover the backup information in external locations due to likely lack or loss of backup tapes.

Recommendation:

It is suggested to tightened control on backup tapes sent to external storing locations in order to assure their availability and to keep a proper follow-up of company information resources.

Comments from the management:

The Management will review the current backup procedure in order to strengthen it.

<u>Translator's Note</u>:

At the upper right margin of the first and firth pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 April 30 A 11:19. FILE RECEIVED." ——————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 11th, 2009.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


COMISION NACIONAL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Memorándum de Observaciones y Recomendaciones

Al 31 de diciembre de 2008

Deloitte.

Lara Marambio & Asociados
RIF J-00327665-0
Torre Corp Banca, piso 21
Av. Blandín. La Castellana
Caracas 1060 - Venezuela

Tlf: +58 (212) 206 8501
Fax: +58 (212) 206 8870
www.deloitte.com/ve

Caracas, 27 de febrero de 2009

A la Junta Directiva de
Manufacturas de Papel, C. A. (MANPA) S.A.C.A.

En relación con nuestra auditoría de los estados financieros de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A. y Filiales** por el año terminado el 31 de diciembre de 2008, hemos evaluado el sistema de control interno de la Compañía, tal como lo requieren las normas de auditoría de aceptación general en Venezuela. De acuerdo con estas normas, el propósito de dicha evaluación es establecer las bases de confiabilidad para determinar la naturaleza, oportunidad y alcance de los procedimientos de auditoría necesarios para expresar una opinión sobre los estados financieros.

Nuestra evaluación del sistema de control interno contable de la Compañía, no fue diseñada con el fin de expresar una opinión sobre el mismo y, en consecuencia, no necesariamente puede revelar todas las debilidades existentes, debido a que está basado en pruebas selectivas de los registros contables e información relacionada. Como es de su conocimiento, el mantenimiento de un adecuado sistema de control interno es responsabilidad de la Gerencia.

Este informe fue preparado solo para información y uso de la Junta Directiva y de la Gerencia, y no debe ser usado por ninguna otra parte diferente a las anteriormente indicadas.

Estamos a su disposición para aclarar cualquier duda con relación a los puntos incluidos en esta comunicación y colaborar con la gerencia de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A. y Filiales** en la implementación de nuestras sugerencias, si así lo consideran conveniente.

Atentamente,
LARA MARAMBIO & ASOCIADOS

Lic. Isaac Carreño A.
Socio

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

CONTENIDO

II. ASPECTOS LEGALES Y PARAFISCALES

A. Retraso en la presentación ante el Instituto Venezolano del Seguro Social de las formas 14-02 y 14-03

Observación:

En algunos casos, la Compañía no ha notificado el ingreso del trabajador Forma 14-02 ante el Instituto Venezolano de los Seguros Sociales dentro de los plazos establecidos por la Ley en esta materia; en nuestra revisión se detectaron los siguientes casos:

División	Nombre del trabajador	Fecha de ingreso	Plazo legal 3 días hábiles	Fecha de notificación	Días de atraso
Escolares	Robert Vera	14/07/2008	17/07/2009	04/09/2008	49
Escolares	Eylin Martinez	06/02/2008	09/02/2009	20/02/2008	11
Higiénicos	Jimmy Cortez	14/07/2008	17/07/2008	22/07/2008	5

En algunos casos, la Compañía no ha notificado el egreso del trabajador Forma 14-03 ante el Instituto Venezolano de los Seguros Sociales dentro de los plazos establecidos por la Ley en esta materia; en nuestra revisión se detectaron casos:

División	Nombre del trabajador	Fecha de egreso	Plazo legal 3 días hábiles	Fecha de notificación	Días de atraso
Escolares	Jonathan Cermeño	01/08/2008	04/08/2008	04/09/2008	31

Efecto sobre la eficiencia del control interno:

Al momento de una fiscalización por parte de los organismos oficiales, la Compañía podría ser objeto de multas por no cumplir con los deberes formales relativos a este asunto.

Recomendación:

Optimizar el proceso administrativo, con el fin de cumplir con las obligaciones establecidas dentro de los plazos previstos por la Ley para así evitar multas y gastos innecesarios.

Comentarios de la gerencia:

Para este proceso se están tomando las medidas correctivas a implementarse en el departamento de Relaciones Industriales.

III. SISTEMAS DE INFORMACIÓN

A. Planeación de la continuidad del negocio

Observación:

La Compañía no cuenta con procedimientos documentados correspondientes al Plan de Continuidad del Negocio, el cual debe contemplar las medidas a tomar en caso de presentarse alguna eventualidad o desastre, con el fin de garantizar la continuidad de las operaciones de la empresa y salvaguardar los equipos de computación y datos.

Efecto sobre la eficiencia del control interno:

1. La Compañía podría incurrir en pérdidas financieras innecesarias en caso de presentarse alguna contingencia y/o interrupción no planeada debido al desconocimiento por parte del personal de la empresa de los responsables involucrados en los procesos críticos en las diferentes áreas, lo que puede ocasionar una inadecuada segregación de funciones o un re trabajo innecesario.

2. Daños y/o pérdidas de datos importantes, programas y documentación que son activos esenciales de la empresa.

Las acciones se tomarían a partir de la experiencia del personal involucrado y no derivando de un análisis de los mecanismos idóneos a implementar por tipo de contingencia, esto pudiese ocasionar toma de decisiones erradas, confusión y ambigüedad.}

Recomendación:

Se sugiere diseñar, desarrollar, implantar, probar y difundir un Plan de Continuidad General del Negocio, a fin de maximizar las oportunidades de apoyo del personal en caso de siniestros.

Un plan de continuidad general de la empresa deberá contener, entre otros, los siguientes aspectos:

1. Información general del plan de recuperación (v.g: organización del plan, objetivos y alcances del plan de recuperación, funciones críticas del negocio, etc.).
2. Implantación del plan de continuidad (priorizar las operaciones de la empresa y definir responsables directos e indirectos para la reactivación de las mismas luego del siniestro).
3. Plan de pruebas.
4. Mantenimiento del plan de continuidad.
5. Matriz de riesgos para priorizar el plan de acuerdo a la contingencia presentada.

Definición de la documentación de la aplicación del plan de continuidad por áreas y resultados obtenidos, luego de controlar la situación presentada.

Comentarios de la gerencia:

La Gerencia explicó que se evaluó con distintos proveedores, quienes son asesores en planes de continuidad de negocios, y se está a la espera de definir el cambio de plataforma para retomar el punto.

B. Usuarios sin actividad en el sistema por más de 90 días

Observación:

Durante la revisión de los User Profiles de los servidores MANPA y CORIALSA, se pudo observar que existen usuarios que no han ingresado en el sistema por un período mayor a 120 días.

Servidor	Password Aging 120 días – más
MANPA	7
CORIALSA	9

Efecto sobre la eficiencia del control interno:

La existencia de usuarios que no han ingresado al sistema o modificado su contraseña en más de 120 días, puede ser un indicador de usuarios dados de baja en la empresa o con permisos prolongados que se encuentran activos en el sistema, aumentado la posibilidad de un ingreso no autorizado a la información.

Recomendación:

Se recomienda evaluar estos usuarios, eliminar aquellos que ya no pertenezcan a la empresa y desactivar los que se encuentren con permisos superiores a los 120 días.

Comentarios de la gerencia:

Los usuarios que se listan a continuación pertenecen al grupo de usuarios de aplicaciones y auditorías de MANPA y Corialsa, respectivamente, por lo que se justifica que no hayan ingresado al sistema por más de 120 días:

MANPA: PALAUNCHH8, RBTNETPT, U4LGRUNE
CORIALSA: AUDITSSA, PUSERFTP, AUDITSSA

Por otro lado, se encuentran los grupos, quienes existen por procedimientos internos de seguridad. Los mismos no ingresan al sistema, es decir, no inician sesión.

Grupo	Descripción
G030106EA	Grupo de Especialistas Administración
G030106EM	Grupo Especialistas Manufactura
G051120NO	Grupo de Nómina Papel I/E/E
G060101CG	Grupo de Contabilidad Higiénicos

La Gerencia manifestó estar de acuerdo en inhabilitar o eliminar los usuarios no justificados, que no han ingresado al sistema por el lapso de tiempo mencionado, a saber:

MANPA: U1ODAZA, U4VPENA, U4WGONZA, U5AOROPE
CORIALSA: A1VDELG, U1GCRUZ

C. Control de envíos de Backup a ubicaciones externas

Observación:

Durante nuestra revisión sé pudo verificar que, si bien se han establecido adecuados procedimientos de respaldo, no existe en la actualidad un control de envío y recepción de las cintas respaldo enviadas a la ubicación de almacenamiento externa.

Efecto sobre la eficiencia del control interno:

El no poseer un adecuado control sobre los respaldos externos podría traducirse en eventuales pérdidas de la información contenida en los mismos. Asimismo, la empresa podría verse afectada a la hora de requerir la recuperación de la información resguardada en ubicaciones externas, por posible ausencia o pérdida de las cintas de respaldo.

Recomendación:
Se recomienda reforzar el control sobre las cintas de respaldo que son enviadas a ubicaciones de almacenamiento externas, a fin de garantizar la disponibilidad de las mismas, y mantener un adecuado seguimiento de los recursos de información de la empresa.

Comentarios de la gerencia:

La Gerencia revisará el procedimiento de resguardo actual, a fin de reforzarlo.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Translator's Note:

Attached hereto there is the translation of FORM DPJ 0002 No.0744766 belonging to taxpayer MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. from 01/01/08 to 12/31/08.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 4th, 2009.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

BOLIVARIAN REPUBLIC OF VENEZUELA
SENIAT

INTEGRATED NATIONAL SERVICE OF CUSTOMS AND TAX ADMINISTRATION
Attached to Ministry of Finances

FORM DPJ

0002
STATEMENT NO. 1100001011458-8

No.0744766



REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

FINAL TAX RETURN AND PAYMENT FOR BODY CORPORATE, COMMUNITIES AND SOCIETIES INCLUDING HYDROCARBON AND MINE ACTIVITIES

IF THIS IS A SUBSTITUTE OR SUPPLEMENTARY TAX RETURN INDICATE No. AND DATE OF STATEMENT.

A.- TAXPAYER INFORMATION	TAXABLE PERIOD FROM (D M Y)	UNTIL (D M Y)
01 LAST NAMES AND NAME - NAME OR COMPANY NAME MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 08	31 12 08
06 HOME OR FISCAL ADDRESS AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF.TORRE COUNTRY CLUB PISO 12 OFIC. 12	03 No. RIF J000235309	
B.- AGENT OR TRUE AND LAWFUL ATTORNEY INFORMATION		
LAST NAMES AND NAMES: CARLOS DELFINO	No. RIF.:	V036696178

C.- TAX SELF-RELIEF

	CONCEPTS	TAXABLE WITH FEE N° 2			TAXABLE WITH FEE N° 3		
1	TERRITORIAL SOURCE: NET INCOME OR TAX LOSS SEE SECTION 'E' BOX No. 64 AND No.62)	137	125,398,462.62	3	144		6
2	TERRITORIAL SOURCE: LOSSES PREVIOUS YEARS	173		7	174		6
3	TERRITORIAL SOURCE: TAXABLE ENRICHMENT OR TAX LOSS (1-2) (RESULT OF TARIFF No.3 MOVE TO BOX 10, ITEMS 445 IN POSITIVE CASE)	178	125,398,462.62	2	170		0
4	EXTRA TERRITORIAL SOURCE: NET ENRICHMENT OR TAX LOSS (SEE SECTION F BOX No. 7 AND No. 5) (AMOUNT IN TARIFF No3 MOVE TO BOX 12, ITEMS 460, IN POSITIVE CASE)	401		9	405		4
5	WORLD TAXABLE NET INCOME OR TAX LOSS (3+4)... IF (3) AND (4) ARE HIGHER THAN ZERO ... IF SOME OF THEM ARE NEGATIVE, ONLY TAKE THE POSITIVE	431	125,398,462.62				
6	TAX DETERMINED AS PER TARIFF No. 2 ... (BOX 5 X %TARIFF 2) - SUBTRAHEND	185	42,612,477.29				
	ACCREDITATION OF TAXES FROM NON PROPORTIONAL FOREIGN SOURCES						
7	CREDITABLE TAX PAID ABROAD (Art 2 INCOME TAX LAW)	441		9			
8	TOTAL TAX DETERMINED (AFTER ACCREDITATION OF PAID TAXES ABROAD (IF 6 IS GREATER OR EQUAL TO 7)..... (6-7)				442	42,612,477.29	8
9	DETERMINED TAX EQUAL TO ZERO (IF 6 IS MINOR THAN 7) .... (ITEM 8 =0,00)						

	PROPORTIONAL TAXES	TAXABLE AMOUNT			TERRITORIAL TAX BASE (A)		TAX ACCREDITED PAID EXT. (B)		PROPORTIONAL TAX TO BE PAID (A-B)	
10	TERRITORIAL SOURCE: TAXABLE ENRICHMENT (SEE BOX No.3 ITEM 360)	445		5	446	4			446	2
11	TERRITORIAL SOURCE: FORTUITOUS EARNINGS IN KIND	455		5	458	4			295	5
12	EXTRATERRITORIAL SOURCE: TAXABLE ENRICHMENT (CAME FROM BOX No. 4 , ITEM 405)	460		0	461	9	462	8	463	7
13	EXTRATERRITORIAL SOURCE: MINING DIVIDENDS	465		5	466	4	467	3	468	2
14	EXTRATERRITORIAL SOURCE: OIL DIVIDENDS	470		0	471	9	472	8	473	7
15	EXTRATERRITORIAL SOURCE: OTHER DIVIDENDS	475		5	476	4	477	3	478	2
16	EXTRATERRITORIAL SOURCE: FORTUITOUS EARNINGS	480		0	481	9	482	8	493	7
17	TOTAL PROPORTIONAL TAXES (10+11+12+13+14+15+16)								489	1
18	TOTAL TAXES SELF-RELIEVED BEFORE REBATES .... (9+17)								389 42,612,477.29	1

	APPLICABLE ADVANCES TO FISCAL YEAR TAX				
19	FISCAL YEAR RETAINED TAXES	221	424,492.96	9	
20	ADVANCES FOR DISPOSAL OF BUILDINGS	230		0	
21	TAX ADVANCES (ESTIMATED STATEMENT) FORM No. 1100000985872-7	231	8,627,943.49	9	
22	TAX PAID IN REPLACED TAX RETURN FORM No.	233		7	
23	TOTAL ADVANCES (19+20+21+22)			291 9,052,436.45	9
24	TOTAL TAX (IF 18 IS HIGHER OR EQUAL TO 23)..... (18-23)			290 33,560,040.84	0
25	FISCAL YEAR CREDIT IF 18 IS LESSER THAN 23).... (23-18)			297	3
	REBATES TO TAX SELF-RELIEVED				
26	REBATES FROM INVESTMENTS	211	799,245.36	9	
27	OTHER REBATES	234		6	
28	TOTAL REBATES (26+27)			886 799,245.96	4



29	TOTAL FISCAL YEAR TAX (IF 24 ES HIGHER THAN 28) .... (24-28)		229 32,760,795.48	0
30	FISCAL YEAR TAX EQUAL TO ZERO (IF 24 IS LESS THAN 28) .... (ITEM 29=0.00)			
	TAX CREDIT OF BUSINESS ASSETS			
31	TAX CREDIT TO ACCUMULATED BUSINESS ASSETS TAX	242 8		
32	CREDIT FROM BUSINESS ASSET TAX APPLICABLE TO FISCAL YEAR (AMOUNT EQUAL OR MINOR THAN 29)	243 7		
33	TOTAL TAX AFTER APPLYING CREDITS FROM BUSINESS ASSETS (IF 29 IS HIGHER OR EQUAL TO 32)... (29-32)		244 32,760,795.48	6
34	CREDITS FROM BUSINESS ASSETS TAX CARRIED FORWARD TO FISCAL YEAR (IF 31 IS HIGHER THAN 32)... (31-32)	245		
	TAX PAID IN EXCESS			
35	TOTAL TAX PAID IN EXCESS IN PREVIOUS FISCAL YEARS NON COMPENSATED/ NOT TRANSFERRED	241 9		
36	TAX PAID IN EXCESS TO BE COMPENSATED (AMOUNT EQUAL OR MINOR 33)	249		
37	TOTAL TAX PAYABLE BEFORE COMPENSATIONS (33-36)		355 32,760,795.48	5
	COMPENSATION			
38	COMPENSATION WITH OWNED CREDITS			

STATEMENT No.	TAX	FISCAL YEAR		AMOUNT
311	312 8	313	314	6

39 COMPENSATION WITH ACQUIRED CREDITS (TRANSFER)

	RIF GRANTOR	DECLARATION No.	TRIBUTE	FISCAL YEAR		AMOUNT
315	J-07503393-0 5	316 2000000299206-6	317 INCOME TAX 3	318 2008	319	404,041.76 1
321	9	322	323	324	325	5

40 RESOLUTIONS CREDIT ACKNOWLEDGEMENT (1) REPETITION OF PAYMENT (2) WITHOLDINGS (VAT) RETURNS (3) VAT WITHOLDINGS RETURNS ACQUIRED BY LAW

TYPE OF RESOLUTION		RIF GRANTOR		RESOLUTION No.	DATE		AMOUNT
326	4	327	3	328	329	330	0
331	9	322	8	333	334	335	5
336	4	337	3	338	339	340	0
341	9	342	8	343	344	345	5

41	COMPENSATION (314+319+325+330+335+340+345)	356 404,041.76	4
42	TOTAL TAX TO PAY AFTER COMPENSATIONS (37-41)	90 32,356,753.72	0
43	TAX PAIN IN EXCESS NO COMPENSATED / NO REIMBURSED PLUS TAX GENERATED DURING FISCAL YEAR (35-36+25)	87	

BOLIVARIAN REPUBLIC OF VENEZUELA   **FORM DPJ - 0026**   (07) F-2006   No.0744766

PAYMENT FORM

TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

SENIAT

NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION

Attached to Ministry of Finances

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)	03 No. RIF.
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	J000235309

PAYMENT PERIOD		23 PAYMENT TERMS	AMOUNT IN Bs.
15 FROM	16 UNTIL	CASH	
01/01/2008	31/12/08	BANK DRAFT	32,356,753.72
		TAX REBATE CERTIFICATE (CERT)	
		EXPORT BONUS	
		PUBLIC DEBT BONDS	

SOLE ACCOUNT PLAN

CODE No.	CODE DESCRIPTION	AMOUNT IN BS.
301010111	INCOME TAX OTHER BODY CORPORATE	91 32,356,759.72 9
301010102	TAX TO PUBLIC OPERATING HYDROCARBON INDUSTRIES AND COMERCIALIZADORAS	91 9
301010103	TAX TO PUBLIC HYDROCARBON INDUSTRIES PETROLEOS DE VENEZUELA (PDVSA) MAIN OFFICE AND OTHER	91 9
301010107	TAX TO MINING COMPANIES IRON SECTOR	91 9
301010108	TAX TO MINING COMPANIES OTHER MINERALS SECTOR	91 9

CITY OR PLACE:	SIGNATURE OF PAYER:
CARACAS	Illegible

D. READJUSTMENT FOR INFLATION

	NON-MONETARY ASSETS				READJUSTMENT FOR INFLATION
	FIXED ASSETS	INVENTORY	ACCOUNTS RECEIVABLE READJUSTED	OTHER NON-MONETARY	
BALANCES TO READJUST	901 193,426,506.59 2	902 178,737,890.48 8	903 7	904 47,692,258.35 6	
READJUST. FOR INFLATION	912 27,666,221.51 8	913 (20,867,124.18) 7	914 6	915 (2,087,439.83) 5	916 4,701,657.50 4

	NON-MONETARY LIABILITIES				READJUSTMENT FOR INFLATION
	ACCOUNTS RECEIVABLE READJUSTED	SHORT TERM READJUSTED	LONG TERM READJUSTED	OTHER NON-MONETARY	
BALANCES TO READJUST	921	922	923	924	
READJUST. FOR INFLATION	932	933	934	935	936



NET EQUITY

AMOUNT TO READJUST	INITIAL NET EQUITY			INCREMENTS			REDUCTIONS			READJUSTMENT FOR INFLATION		
AMOUNT TO READJUST	943	(268,115,647.30)	7	944	80,337,689.70	6	945		5			
READJUST. FOR INFLATION	954	(86,528,891.49)	6	955	9,746,357.13	5	956		4	957	(76,7[illegible]534.36)	3
TOTAL READJUSTMENT FOR INFLATION OF FISCAL YEAR (MOVE SECTION"E"LINE 53 OR 59, AS APPROPRIATE)										958	(71,0[illegible]876.86)	2

E.- DEMONSTRATIVE STATEMENT OF INCOME, COSTS, EXPENSES AND TAX RECONCILIATION OF ACCOUNTS: TERRITORIAL SOURCE

No.	INCOME TYPICAL OF ACTIVITY	Code	ACCOUNTING DATA		Line	EXPENSES	Code	ACCOUNTING DATA	
1	EXPORTS	701	6,419,962.00	9	35	WEDGES AND SALARIES	735	13,453,085.35	5
2	GROSS SALES TO PUBLIC SECTOR	702		8	36	INTERESTS ON CREDITS	736	20,153,321.15	4
3	GROSS SALES TO PRIVATE SECTOR	703	853,162,786.17	7	37	TAXES CARRY FORWARD	737	3,723,181.35	3
4	PROPERTY SALES	704		6	38	SEVERANCE BENEFITS	738	9,495,607.48	2
5	NON-MINING ROYALTIES AND ANCILLARY	705		5	39	PROPERTY ADMINISTRATION AND PRESERVATION EXPENSES	739		
6	MINING ROYALTIES AND ANCILLARY PARTICIPATIONS	706		4	40	ROYALTY ADMINISTRATION EXPE	740		
7	INTERESTS ON CREDITS	707		3	41	DEPRECIATION AND AMORTIZATI	741	300,076.45	9
8	LEASING AND SUBLEASING	708		2	42	OTHER EXPENSES	742	67,301,922.47	8
9	OTHER INCOME (INCLUDE 1 INCOMES SUBJECT 2 PROPORTIONAL TAXES)	709	21,197,100.69	1	43	TOTAL EXPENSES (35+....+42)	743	114,427,194.15	7
10	LESS: DEVOLUTIONS, REBATES AND DISCOUNTS	710	(27,989,038.94)	0	44	PROFIT OR LOSS OF THE FISCAL YEAR (11-34-43)	744	198,026,628.11	6
11	TOTAL INCOME (1+ .... +9....-10)	711	862,790,809.92			INCOME TAX RECONCILIATION			
SALES COSTS						MORE:			
12	INITIAL INVENTORY	712		8	45	UNPAID SOCIAL CONTRIBUTIONS	745	3,098,978.04	5
13	NET NATIONAL PURCHASES	713		7	46	RESERVES, PROVISIONS AND ALLOWANCES	746	7,953,395.55	4
14	NET FOREIGN PURCHASES	714		6	47	FINES AND PECUNIARY SANCTIO	747		
15	TOTAL NET PURCHASES (13+14)	715		5	48	EXPENSES DEDUCTED IN PREVIOUS UNPAID FISCAL YEARS	748	999,320.00	2
16	TOTAL AVAILABLE MERCHANDISE (12+15)	716		4	49	INCOME TAXED IN PREVIOUS YEARS AND NOT PAID	749		
17	LESS: FINAL INVENTORY	717		3	50	SURPLUS OF WEDGES OF DIRECTORS	750		0
18	SALES COST SOLD MERCHANDISE (16-17)	718		2	51	DEPRECIATION AND AMORTIZATIONS	751	1,080,153.36	9
19	INITIAL INVENTORY OF RAW MATERIALS	719	19,388,965.31	1	52	OTHER EXPENSES	752	3,329,344.26	8
20	NET PURCHASES OF RAW MATERIALS	720	326,549,012.44	0	53	PROFIT FOR INFLATION	753		
21	LESS: FINAL INVENTORY OF RAW MATERIALS	721	(32,065,895.95)	9	54	TOTAL (45+....53)	754	16,461,191.21	6
22	DIRECT LABOR	722	24,739,545.46	8		LESS:			
23	FIRST COST (19+20-21+22)	723	338,611,627.28	7	56	ACCOUNTING AND UNCOLLECTED INCOME	756		
24	OTHER REMUNERATION	724	80,249,851.73	6	57	EXPENSES ORIGINATED IN PREVIOUS TERMS AND PAID DURING THE FISCAL YEAR	757	1,872,180.94	3
25	LEVIES	725	5,211,335.02	5	58	DEPRECIATIONS, AMORTIZATIONS AND OTHERS	758	16,135,298.90	2
26	PURCHASES OF GOODS AND SERVICES	726	51,777,851.04	4	59	LOSS ADJUSTMENT FOR INFLATION	759	71,081,876.86	1
27	INITIAL INVENTORY OF PRODUCTS IN PROCESS	727	341,161.55	3	60	TOTAL (55+.............+59)	760	89,089,356.70	0
28	LESS: FINAL INVENTORY OF PRODUCTS IN PROCESS	728	(426,605.52)	2	61	PROFIT OR TAX LOSS (44+54-60)	761	125,398,462.62	9
29	INITIAL INVENTORY OF FINISHED PRODUCTS	729	13,204,943.82	1	62	LESS MINING ROYALTIES AND OTHER ENRICHMENT NET TAXABLE WITH FEE No. 3 MOVE TO SECTION "C" BOX No.1 ITEMS 144)	762		8
30	LESS: FINAL INVENTORY OF FINISHED PRODUCTS	730	(22,925,198.41)	0					
31	SALE COST OF FINISHED PRODUCTS (23+24+25+26+27+28+29-30)	731	466,044,966.51	9	63	LESS : INCOME SUBJECT TO PROPORTIONAL TAXES	764		8
32	OTHER SALES COSTS	732	74,292,021.15	8					
33	OTHER SERVICE COSTS	733			64	NET TAX ENRICHMENT OR LOSS (61-62-63)MOVE TO SECTION "C" BOX No. 1 ITEM 137)	763	125,398,462.62	7
34	TOTAL SALES COSTS (18+31+32+33)	734	540,336,987.66						

F.- EXTRATERRITORIAL DEMONSTRATIVE STATEMENT OF INCOME, COSTS AND INCOME EXPENSES: EXTRATERRITORIAL SOURCE

No.		ACCOUNTING DATA		Line		ACCOUNTING DATA	
1	INCOME	780	0	5	LESS MINING ROYALTIES AND OTHER NET ENRICHMENT (MOVE TO SECTION "C" BOX No.4 TARIFF No.3 ITEMS 406)	786	4
2	COSTS	781	9				

3	EXPENSES	782	8	6	LES INCOME SUBJECT TO PROPORTIONAL TAXES	787	
4	TAX INCOME OR LOSS (1-2-3)	785	5	7	NET TAX ENRICHMENT OR LOSS (4-5-6) MOVE TO SECTION "C" BOX No. 4 AND IN TARIFF No. 2 ITEMS 401	788	2

G.- LOSSES FROM PREVIOUS YEARS PENDING COMPENSATION: EXTRATERRITORIAL SOURCE

	FISCAL YEARS			COD	FEE No.2	COD	FEE No.3
1	190 FROM:	UNTIL:	0	155	5	156	4
2	196 FROM:	UNTIL:	4	157	3	158	2
3	197 FROM:	UNTIL:	3	168	2	169	1
4	TOTAL LOSS (MOVE TO SECTION "C" BOX No. 2)			193	7	194	6

H.- TAX REBATES FOR TRANSFER OF SURPLUS OF REBATES FROM PREVIOUS YEARS AND FOR NEW INVESTMENTS IN VENEZUELA

	CONCEPTS	NET AMOUNT	%	COD	TOTAL REBATES	
1	SURPLUS OF REBATES FOR INVESTMENTS IN OIL ACTIVITIES			861		9
2	FOR NEW INVESTMENTS IN OIL ACTIVITIES			862		8
3	SURPLUS FOR REBATES FROM INVESTMENTS IN OTHER ACTIVITIES			863		7
4	NEW INVESTMENTS (ART. 57)	7,992,453.55		864	799,245.36	6
5	TOTAL REBATES (MOVE THIS TOTAL TO SECTION "C" BOX No. 14)			870	799,245.36	9

I.- ACCRUED CREDIT FROM BUSINESS ASSETS

	FISCAL YEARS		COD	AMOUNT		
1	167 FROM:	UNTIL:	212	8		
2	165 FROM:	UNTIL:	213	7		
3	166 FROM:	UNTIL:	214	6		
4	TOTAL SURPLUS (MOVE TO SECTION "C" BOX No.31)				242	8

J.- TAXES PAID IN EXCESS IN PREVIOUS FISCAL YEARS (NEITHER COMPENSATED NOR REIMBURSED)

1	247 FROM:	UNTIL:	248	2		
2	246 FROM:	UNTIL:	250	0		
3	TOTAL TAX PAID IN EXCESS (MOVE TO SECTION "C" BOX No. 35				241	9

K.- DEMONSTRATIVE STATEMENT OF TAX PAID IN EXCESS : EXTRATERRITORIAL SOURCE

1	PAID TAXES: ROYALTIES	790	0	4	PAID TAXES: OTHER DIVIDENDS	793	7
2	PAID TAXES: MINING DIVIDENDS	791	9	5	PAID TAXES: FORTUITOUS EARNINGS	794	6
3	PAID TAXES: OIL DIVIDENDS	792	8	6	PAID TAXES: NET ENRICHMENT	795	5



REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACION ADUANERA Y TRIBUTARIA
Adscrito al Ministerio de Finanzas

FORMA DPJ - 0002

DECLARACION DEFINITIVA DE REN
PARA PERSONAS JURIDICAS COM
SOCIEDADES DE PERSONAS INC
ACTIVIDADES DE HIDROCARBURC

NUMERO DECLARACION 1100001011458-8

16 Nº 0744766

SI ESTA ES UNA DECLARACION SUSTITUTIVA O COMPLEMENTARIA INDIQUE EL Nº Y LA FECHA DE LA DECLARACION.

A.- DATOS DEL CONTRIBUYENTE

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL:	EJERCICIO GRAVABLE DESDE	HASTA
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 08	31 12 08

(06) DIRECCION O DOMICILIO FISCAL:	(03) Nº RIF
AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE EDIF/TORRE COUNTRY CLUB PISO 12 OF 12	J 0 0 0 2 3 5 3 0 9

B.- DATOS DEL APODERADO O REPRESENTANTE LEGAL

APELLIDOS Y NOMBRES:	Nº RIF
CARLOS DELFINO	V 0 3 6 5 9 6 1 7 8

D 03 ABR. 2009 D

República Bolivariana de Venezuela
Ministerio de Finanzas

2009 ABR 30 AM 11: 20

C.- AUTOLIQUIDACION DEL IMPUESTO

	CONCEPTOS		Gravable con Tarifa No. 2			Gravable con Tarifa No. 3	
1	Fuente Territorial: Enriquecimiento Neto o Pérdida Fiscal (Ver sección E Casilla Nº 84 y Nº 82)	137	125.398.462,62	3	144		6
2	Fuente Territorial: Pérdidas Años Anteriores.	173		7	174		6
3	Fuente Territorial: Enriquecimiento Gravable o Pérdida Fiscal (1-2) (el resultado de la tarifa Nº 3, traslade a la casilla 10, items 446 en caso de ser positivo)	178	125.398.462,62	2	170		0
4	Fuente Extra Territorial: Enriquecimiento Gravable o Pérdida Fiscal (Ver sección F Casilla Nº 7 y Nº 5). (el monto de la tarifa Nº 3, traslade a la casilla 12, items 460, en caso de ser positivo)	401		9	406		4
5	Renta Neta Mundial Gravable o Pérdida Fiscal (3 + 4) ... Si (3) y (4) son mayores de cero. ... Si alguna de ellas es negativa, solo se registra la positiva	431	125.398.462,62	9			
6	Impuesto Determinado según Tarifa Nº 2 .... (casilla 5 x % Tarifa 2) - Sustraendo)	185	42.612.477,29	5			
	ACREDITAMIENTO DE IMPUESTO PROVENIENTE DE FUENTE EXTRANJERA NO PROPORCIONALES						
7	Impuesto Acreditable Pagado en el Exterior (Art. 2 Ley ISLR)	441		9			
8	Total Impuesto Determinado (después de acreditamiento del impuesto pagado en el exterior (SI 6 es mayor o igual a 7) ... (6 - 7)				442	42.612.477,29	8
9	Impuesto Determinado igual a cero (SI 6 es menor que 7) ... (item 8 = 0,oo)						

	IMPUESTOS PROPORCIONALES		Base Imponible			Impuesto Base Territorial (A)			Impuesto Acreditable Pagado Ext. (B)			Impuesto Proporcional a Pagar (A - B)	
10	Fuente Territorial: Enriquecimiento Gravable (viene de la casilla Nº 3, items 170)	445		5	446		4				448		2
11	Fuente Territorial: Ganancias Fortuitas en Especies	455		5	456		4				295		5
12	Fuente Extraterritorial: Enriquecimiento Gravable (viene de la casilla Nº 4, items 406)	460		0	461		9	462		8	463		7
13	Fuente Extra Territorial: Dividendos Mineros	465		5	466		4	467		3	468		2
14	Fuente Extra Territorial: Dividendos Petroleros	470		0	471		9	472		8	473		7
15	Fuente Extra Territorial: Otros Dividendos	475		5	476		4	477		3	478		2
16	Fuente Extra Territorial: Ganancias Fortuitas	480		0	481		9	482		8	483		7
17	Total Impuesto Proporcional (10 + 11 + 12 + 13 + 14 + 15 + 16)										489		1
18	Total Impuesto Autoliquidado antes de los Anticipos... (9 + 17)										389	42.612.477,29	1

	ANTICIPOS APLICABLES AL IMPUESTO DEL EJERCICIO						
19	Impuestos Retenidos en el Ejercicio	221	424.492,96	9			
20	Anticipo por Enajenación de Inmuebles	230		0			
21	Anticipo de Impuestos (Declaración Estimada) Planilla Nro. - 1100000986872-7	231	8.627.943,49	9			
22	Impuesto Pagado en Declaración Sustituida Planilla Nro. -	233		7			
23	Total Anticipos (19 + 20 + 21 + 22)				291	9.052.436,45	9
24	Total Impuesto (SI 18 es mayor o igual a 23) ..... (18 - 23)				280	33.560.040,84	0
25	Crédito del Ejercicio (SI 18 es menor que 23) ..... (23 - 18)				297		3

	REBAJAS AL IMPUESTO AUTOLIQUIDADO						
26	Rebajas por Inversiones	211	799.245,36	9			
27	Otras Rebajas	234		6			
28	Total Rebajas (26 + 27)				666	799.245,36	4
29	Total Impuesto del Ejercicio (SI 24 es mayor que 28) ..... (24 - 28)				220	32.760.795,48	0
30	Impuesto del Ejercicio, igual a cero (SI 24 es menor que 28) ..... (item 29 = 0,oo)						

	CREDITO DE IMPUESTO ACTIVOS EMPRESARIALES								
31	Crédito de Impuesto a los Activos Empresariales Acumulados	242		8					
32	Créditos de Impuesto a los Activos Empresariales Aplicable en el Ejercicio (monto igual o menor a 29)				243		7		
33	Total Impuesto después de aplicar créditos de activos empresariales (SI 29 es mayor o igual a 32) ... (29 - 32)							244	32.760.795,48	6
34	Créditos de Impuestos a los Activos Empresariales Trasladable Para el Ejercicio Siguiente (SI 31 es mayor a 32) ... (31 - 32)				245		5		

	IMPUESTO PAGADO EN EXCESO								
35	Total Impuesto Pagado en Exceso de Años Anteriores (no compensados / no reintegrados / no cedidos)	241		9					
36	Impuesto Pagado en Exceso a rebajar (monto igual o menor 33)				249		1		
37	Total Impuesto a Pagar, antes de las Compensaciones (33 - 36)							355	32.760.795,48	5

COMPENSACION

38 COMPENSACIONES CON CREDITOS PROPIOS

NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
311	9	312	8	313	7	314	6

39 COMPENSACIONES CON CREDITOS ADQUIRIDOS (CESION)

RIF CEDENTE		NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
315 J-07503393-0	5	316 2000000299206-6	4	317 ISLR	3	318 2.008	2	319 404.041,76	1
321	9	322	8	323	7	324	6	325	5

40 RESOLUCIONES DE RECONOCIMIENTO DE CREDITOS (1) REPETICION DE PAGO (2) DEVOLUCION DE RETENCION DE IVA (3) DEVOLUCION DE RETENCION DE IVA ADQUIRIDOS POR CESION

TIPO RESOLUCION		RIF CEDENTE		NUMERO RESOLUCION		FECHA		MONTO	
326	4	327	3	328	2	329	1	330	0
331	9	332	8	333	7	334	6	335	5
336	4	337	3	338	2	339	1	340	0
341	9	342	8	343	7	344	6	345	5

41	Compensación (314 + 319 + 325 + 330 + 335 + 340 + 345)	358	404.041,76	4
42	Total Impuesto a Pagar, después de las Compensaciones (37 - 41)	90	32.356.753,72	0
43	Impuesto Pagado en Exceso no Compensado / no reintegrado más el generado en el ejercicio (35 - 36 + 25)	87		3

VALOR FACIAL Bs. 2.000,00

QUINTUPLICADO - CONTRIBUYENTE

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACION ADUANERA Y TRIBUTARIA
Adscrito al Ministerio de Finanzas

PLANILLA DE PAGO

PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

FORMA DPJ - 00026

(7) F-2006 Nº 0744766

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL	(03) Nº RIF
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	J 0 0 0 2 3 5 3 0 9

EJERCICIO GRAVABLE (15) DESDE			(16) HASTA			(23) FORMA DE PAGO	MONTO EN Bs.
01	01	08	31	12	08	EFECTIVO	
						CHEQUE DE GERENCIA	32.356.753,72
						CERTIFICADO DE REINTEGRO (CERT.)	
						BONOS DE EXPORTACION	
						BONOS DE LA DEUDA PUBLICA (DPN)	

PLAN UNICO DE CUENTAS

CODIGO Nº	DESCRIPCION DEL CODIGO		MONTO TOTAL A PAGAR EN Bs.	
301010111	IMPUESTO SOBRE LA RENTA OTRAS PERSONAS JURIDICAS	91	32.356.753,72	9
301010102	IMPUESTO A EMPRESAS DE HIDROCARBUROS PUBLICAS - OPERADORAS Y COMERCIALIZADORAS	91		9
301010103	IMPUESTO A EMPRESAS DE HIDROCARBUROS PUBLICAS PETROLEOS DE VENEZUELA S.A. (PDVSA) CASA MATRIZ Y OTRAS	91		9
301010107	IMPUESTO A EMPRESAS MINERAS SECTOR HIERRO	91		9
301010108	IMPUESTO A EMPRESAS MINERAS SECTOR OTROS MINERALES	91		9

CIUDAD O LUGAR	FIRMA DEL PAGADOR
CARACAS	

ORIGINAL - BANCO TESORERIA NACIONAL

D.- REAJUSTE POR INFLACION

ACTIVOS NO MONETARIOS

	Código	ACTIVO FIJO		Código	INVENTARIO		Código	CUENTAS POR COBRAR REAJUSTABLE		Código	OTROS NO MONETARIOS		Código	REAJUSTE POR INFLACION	
SALDOS A REAJUSTAR	901	193.426.508,59	9	902	178.737.890,48	8	903		7	904	47.692.258,35	6			
REAJUSTE POR INFLACION	912	27.656.221,51	6	913	(20.867.124,18)	7	914		6	915	(2.087.439,83)	5	916	4.701.657,50	4

PASIVOS NO MONETARIOS

	Código	CUENTAS POR PAGAR REAJUSTABLE		Código	CORTO PLAZO REAJUSTABLE		Código	LARGO PLAZO REAJUSTABLE		Código	OTROS NO MONETARIOS		Código	REAJUSTE POR INFLACION	
SALDOS A REAJUSTAR	921		9	922		8	923		7	924		6			
REAJUSTE POR INFLACION	932		8	933		7	934		6	935		5	936		4

PATRIMONIO NETO

	Código	PATRIMONIO NETO INICIAL		Código	AUMENTOS		Código	DISMINUCIONES		Código	REAJUSTE POR INFLACION	
SALDOS A REAJUSTAR	943	(268.115.647,30)	7	944	80.337.689,70	6	945		5			
REAJUSTE POR INFLACION	954	(85.528.891,49)	6	955	9.745.357,13	5	956		4	957	(75.783.534,36)	3
TOTAL REAJUSTE POR INFLACION DEL EJERCICIO (TRASLADE A LA SECCION "E" LINEA 53 O 59, SEGUN CORRESPONDA)										958	(71.081.876,86)	2

E.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE TERRITORIAL

N°	INGRESOS PROPIOS DE LA ACTIVIDAD	Código	DATOS CONTABLES		N°	GASTOS	Código	DATOS CONTABLES	
1	EXPORTACIONES	701	6.419.952,00	9	35	SUELDOS Y SALARIOS	735	13.453.085,35	5
2	VENTAS BRUTAS AL SECTOR PUBLICO	702		8	36	INTERESES SOBRE CREDITOS	736	20.153.321,15	4
3	VENTAS BRUTAS AL SECTOR PRIVADO	703	853.162.786,17	7	37	TRIBUTOS TRASLADABLES (Art. 27 # 8)	737	3.723.181,25	3
4	VENTAS DE INMUEBLES	704		6	38	INDEMNIZACIONES LABORABLES	738	9.495.607,48	2
5	REGALIAS NO MINERAS Y ANALOGAS	705		5	39	GASTOS DE ADMINISTRACION Y CONSERVACION DE INMUEBLES	739		1
6	REGALIAS MINERALES Y PARTICIPACIONES ANALOGAS	706		4	40	GASTOS DE ADMINISTRACION DE REGALIAS	740		0
7	INTERESES SOBRE CREDITOS	707		3	41	DEPRECIACIONES Y AMORTIZACIONES	741	300.076,45	9
8	ARRENDAMIENTOS Y SUBARRENDAMIENTOS	708		2	42	OTROS GASTOS	742	67.301.922,47	8
9	OTROS INGRESOS (Incluyen Ingresos Sujetos a Impuestos Proporcionales)	709	21.197.100,69	1	43	TOTAL DE GASTOS (35 + ... + 42)	743	114.427.194,15	7
10	MENOS: DEVOLUCIONES REBAJAS Y DESCUENTOS	710	(27.989.038,94)	0	44	UTILIDAD O PERDIDA DEL EJERCICIO CONTABLE (11 - 34 - 43)	744	198.026.628,11	6
11	TOTAL INGRESOS NETOS (1 + ... + 9 - 10)	711	852.790.809,92	9		CONCILIACION FISCAL DE RENTAS			
	COSTOS DE VENTAS					MAS:			
12	INVENTARIO INICIAL	712		8	45	TRIBUTOS NO PAGADOS	745	3.098.978,04	5
13	COMPRAS NETAS NACIONALES	713		7	46	PROVISIONES, RESERVAS Y APARTADOS	746	7.953.395,55	4
14	COMPRAS NETAS EXTERIOR	714		6	47	MULTAS Y SANCIONES PECUNIARIAS	747		3
15	TOTAL COMPRAS NETAS (13 + 14)	715		5	48	GASTOS DEDUCIDOS EN EJERCICIOS ANTERIORES NO PAGADOS	748	999.320,00	2
16	TOTAL MERCANCIA DISPONIBLE (12 + 15)	716		4	49	INGRESOS CAUSADOS EN EJERCICIOS ANTERIORES COBRADOS	749		1
17	MENOS: INVENTARIO FINAL	717		3	50	EXCEDENTE DE SUELDOS A DIRECTIVOS	750		0
18	COSTO DE VENTAS MERCANCIAS VENDIDAS (16 - 17)	718		2	51	DEPRECIACIONES, AMORTIZACIONES Y OTROS	751	1.080.153,36	9
19	INVENTARIO INICIAL DE MATERIAS PRIMAS	719	19.388.965,31	1	52	OTRO	752	3.329.344,26	8
20	COMPRAS NETAS DE MATERIAS PRIMAS	720	326.549.012,44	0	53	UTILIDAD AJUSTE POR INFLACION	753		7
21	MENOS: INVENTARIO FINAL DE MATERIAS PRIMAS	721	(32.065.895,95)	9	54	TOTAL (45 + ... + 53)	754	16.461.191,21	6
22	MANO DE OBRA DIRECTA	722	24.739.545,48	8		MENOS:			
23	COSTO PRIMO (19 + 20 - 21 + 22)	723	338.611.627,28	7	56	INGRESOS CONTABILIZADOS Y NO COBRADOS	756		4
24	OTRAS REMUNERACIONES	724	80.249.851,73	6	57	GASTOS CAUSADOS EN PERIODOS ANTERIORES Y PAGADOS EN EL EJERCICIO	757	1.872.180,94	3
25	CONTRIBUCIONES	725	5.211.335,02	5	58	DEPRECIACIONES, AMORTIZACIONES Y OTROS	758	16.135.298,90	2
26	COMPRAS DE BIENES Y SERVICIOS	726	51.777.851,04	4	59	PERDIDA AJUSTE POR INFLACION	759	71.081.876,86	1
27	INVENTARIO INICIAL DE PRODUCTOS EN PROCESO	727	341.161,65	3	60	TOTAL (56 + ... + 59)	760	89.089.356,70	0
28	MENOS: INVENTARIO FINAL DE PRODUCTOS EN PROCESO	728	(426.605,82)	2	61	UTILIDAD O PERDIDA FISCAL (44 + 54 - 60)	761	125.398.462,62	9
29	INVENTARIO INICIAL DE PRODUCTOS TERMINADOS	729	13.204.943,82	1	62	MENOS REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTOS NETO GRAVABLES CON TARIFA N° 3 (TRASLADE A LA SECCION "C", CASILLA N° 1, ITEMS 144)	762		8
30	MENOS: INVENTARIO FINAL DE PRODUCTOS TERMINADOS	730	(22.925.198,41)	0					
31	COSTO DE VENTAS PRODUCTOS TERMINADOS (23 + 24 + 25 + 26 + 27 - 28 + 29 - 30)	731	466.044.966,51	9	63	MENOS RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	764		0
32	OTROS COSTOS DE VENTAS	732	74.292.021,15	8					
33	COSTOS DE PRESENTACION DE SERVICIOS	733		7	64	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (61 - 62 - 63) (TRASLADE A LA SECCION "C", CASILLA N° 2, ITEMS 137)	763	125.398.462,62	7
34	TOTAL DE COSTOS DE VENTAS (18 + 31 + 32 + 33)	734	540.336.987,66	6					

F.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACION FISCAL DE RENTAS: FUENTE EXTRATERRITORIAL

N°	Concepto	Código	Monto		N°	Concepto	Código	Monto	
1	INGRESOS	780		0	5	MENOS: REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTO NETOS (TRASLADE A LA SECCION "C" CASILLA N° 4, TARIFA N° 3, ITEMS 406)	786		4
2	COSTOS	781		9					
3	GASTOS	782		8	6	MENOS: RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	787		3
4	UTILIDAD O PERDIDA FISCAL (1 - 2 - 3)	785		6	7	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (4 - 5 - 6) (TRASLADE A LA SECCION "C", CASILLA N° 4 Y EN LA TARIFA N° 2, ITEMS 401)	788		2

G.- PERDIDAS DE AÑOS ANTERIORES PENDIENTES POR COMPENSACION: FUENTE TERRITORIAL

N°	Código	EJERCICIOS			Código	TARIFA N° 2		Código	TARIFA N° 3	
1	190	DESDE: / /	HASTA: / /	0	155		5	158		4
2	198	DESDE: / /	HASTA: / /	4	157		3	156		2
3	197	DESDE: / /	HASTA: / /	3	168		2	169		1
4		TOTAL PERDIDAS FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA N° 2)		7	193		7	194		5

H.- REBAJAS DEL IMPUESTO POR TRASLADO DE EXCESO DE REBAJAS DE AÑOS ANTERIORES Y POR NUEVAS INVERSIONES HECHAS EN VENEZUELA

N°	CONCEPTOS	MONTO NETO	%	Código	TOTAL REBAJAS	
1	EXCEDENTES DE REBAJAS POR INVERSIONES EN ACTIVIDADES PETROLERAS			861		9
2	POR NUEVAS INVERSIONES PETROLERAS		8 4	862		8
3	EXCEDENTES DE REBAJAS POR INVERSIONES EN OTRAS ACTIVIDADES			863		7
4	NUEVAS INVERSIONES (Art. 57)	7.992.453,55	10	864	799.245,36	6
5	TOTAL REBAJAS (TRASLADE ESTE TOTAL A LA SECCION "C", CASILLA N°. 14)			870	799.245,36	0

I.- CREDITO ACUMULADO DE IMPUESTO DE ACTIVOS EMPRESARIALES

N°	Código	EJERCICIOS			Código	MONTO	
1	167	DESDE: / /	HASTA: / /	9	212		6
2	165	DESDE: / /	HASTA: / /	5	213		7
3	166	DESDE: / /	HASTA: / /	4	214		8
4		TOTAL EXCEDENTE FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA N° 31)			242		5

J.- IMPUESTO PAGADO EN EXCESO EN EJERCICIOS ANTERIORES (NO COMPENSADOS NI REINTEGRADOS)

N°	Código	EJERCICIOS			Código	MONTO	
1	247	DESDE:	HASTA:				
2	248	DESDE:	HASTA:		250		0
3		TOTAL IMPUESTO PAGADO EN EXCESO (TRASLADE A LA SECCION "C", CASILLA N° 35)			241		9

K.- ESTADO DEMOSTRATIVO DE IMPUESTOS PAGADOS: FUENTE EXTRATERRITORIAL

N°	Concepto	Código	Monto		N°	Concepto	Código	Monto	
1	IMPUESTO PAGADO: REGALIAS	790		0	4	IMPUESTO PAGADO: OTROS DIVIDENDOS	793		7
2	IMPUESTO PAGADO: DIVIDENDOS MINEROS	791		9	5	IMPUESTO PAGADO: GANANCIAS FORTUITAS	794		6
3	IMPUESTO PAGADO: DIVIDENDOS PETROLEROS	792		8	6	IMPUESTO PAGADO: ENRIQUECIMIENTO NETO	795		5

YOEL AGUILAR ... CON CEDULA DE IDENTIDAD

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

ANALYSIS OF VARIATIONS

YEAR 2008 vs. YEAR 2007

BALANCE SHEET

ASSETS

Non-Current Assets

Property, plant and equipment, net

Bs -6,768,482 (-1.70%)

The most significant variations are:

- Accumulated depreciation for the period Bs-17,440,437
- MANPA machinery and equipment Bs.+7,137,512

- Hygienic Paper mill

Unwind supply system Microembossing line 12 and 13 Bs.+6,339,010

- MANPA in progress constructions Bs.+2,460,127
  - Acquisition of Synchrospeed letter format for cutter Bs.+2,114,236
  - Acquisition of sparing engines for different positions Bs.+547,203

Participation in affiliates and joint businesses

Bs-1,310,004 (-27.47%)

	2008	2007	Variation
Participations in associated companies	0	0	(blank)



Participations in joint businesses	3,459,354	4,769,358	-1,310,004
	3,459,354	4,769,358	-1,310,004

Variation fully corresponds to **Participation in joint businesses.** Variation comes from MCA income for the year 2008 amounting to Bs.+620,805 less a provision for potential losses for exchange competitiveness in MCA amounting to Bs.-1,930,809. In regard to Simco, at closure of the year 2006, the company considered reducing participation in Simco Recycling business up to the amount in which accumulated losses reached an investment in such business. Consequently, the book value of participation in this company was reduced to zero (0).

	%	2008	2007	Variation
Simco Recycling Inc.	50	0	0	0
Manpa Centroamérica, C.A.	50	3,459,354	4,769,358	-1,310,004
		3,459,354	4,769,358	-1,310,004

Participation in joint businesses: A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Joint business agreements involved in the establishment of a different entity in which each participant owns interests are identified as jointly controlled entities. Earnings and losses are eliminated pursuant to the Company participation in the joint business, except for those cases in which non-realized losses provides evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint businesses for the participation method."

"**Participation in associated companies**: An associated company is that in which the Company has the capacity to significantly influence, without control or joint control but by participating in decision-making and operating policies of the associated company. Generally, this capacity is a participation (direct or indirect) equal or higher to 20% of the voting rights of the participating entity.

Exceptionally, the following entities from which a 20% or more of its voting rights is owned are not considered entities associated to the Group."





DE VENEZUELA
INTERPRETE
PUBLICO

Mandioca	Bs2,577,243
Corp. Forest Orinoco	Bs. 769,112
Central Cariaco	Bs. 88,371
Fibras Secundarias	Bs. 80,619
Total	Bs 3,515,345
Less Loss provision for deterioration	Bs-3,515,345
	Bs.0

Current Assets

Expenses paid in advance

Bs. +247,971 (+30.37%)

The most outstanding variations of the year 2008 in regard to the previous year are:

-Daily payroll health insurance	Bs. +125,182.
- Insurance on property	Bs. +67,588.
- Software Websecurity	Bs. +34,862
-Software subscription licenses other	Bs. +32,044.
-Software Antivirus Service License Decrease	Bs. -23,190.

Inventories

Bs. +28,549,810 (+35.26%)

At December 31, 2008 inventory balances are detailed herein below:

In Bs.	**2008**	**%**	**2007**	**%**	**Variation**
Finished products	22,986,126	21.0%	15,347,715	19.0%	7,638,411
In-process products	426,605	0.4%	341,161	0.4%	85,444
Raw materials	40,733,131	37.2%	22,369,698	27.6%	18,363,433
Spare parts	12,927,129	11.8%	19,193,754	23.7%	-6,266,625
In-transit inventory	35,192,411	32.1%	24,480,550	35.2%	6,711,861
Less provision for obsolescence	-2,739,298	-2.5%	-4,755,584	-5.9%	2,017,286
Total	**109,527,104**	**100.00%**	**80,977,294**	**100.0%**	**285,549,810**

Inventory variation is mainly a consequence of:

- Increase in Raw materials (Bs.+18,363,433)




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

- Increase in Spare parts (Bs.+7,638,411)
- Increase in In-transit inventory (Bs.+6,711,861)
- Spare parts reduction (Bs. -6,266,625).

The raw materials increase, was the most significant and is detailed herein below:

- Short fiber Bs. +8,273,897
- Long fiber Bs. +2,226,571
- Natural fiber Bs. +978,213
- National waste Bs. +195,461
- Import waste Bs. -150,517
- Chemicals Bs. +663,405
- Other hygienic paper Bs. +549,407

Advances to suppliers

Bs. +857,054 (+47.59%)

Advances to suppliers amounted to Bs.2,658,080 and the main variations in regard to previous year were:

- UPS SCS (Venezuela) Bs. +1,422,402
- Honeywell, C.A. Bs. +96,052
- Fabio Perini S.P.A. Bs. -496,243
- Royalties Bs. -161,346.

UPS SCS Venezuela: correspond to payments that customs agent make to third parties on behalf of MANPA in order to be able to make the nationalization procedures, as which storage and default containers. They are kept in this account until original invoice reception.

Bills and accounts receivable net

Bs. +38,325,150 (+31,89%)

The balance of this account at closure of December 2008 amounts to Bs. 158,516,037 and includes:




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

In Bs.	2008	2007	Absolute Variation	Variation %
Commercial	114,642,782	77,412,693	37,230,089	48.09
Related companies	15,292,927	12,153,725	3,139,202	25.83
Employees	3,722,281	1,653,250	23,069,031	125.15
Sundry debtors	1,313,299	1,137,736	175,563	15.43
Income tax paid in advance	439,890	1,095,323	-655,433	-59.84
VAT paid in excess	13,763,127	18,975,571	-5,212,444	-27.47
Tax credit VAT	1,386,022	1,683,824	-297,802	-17.69
Guaranteed deposits	8,473,746	6,586,270	1,887,476	28.66
	159,034,074	120,698,392	38,355,682	31.76
Less Provision for doubtful accounts	-518,037	-507,505	-10,532	2.08
	158,516,037	120,190,887	38,325,150	31.89

The increase of Bills and accounts receivable, net is basically a product of:

- **Increase in Commercial accounts receivable Bs. +37,230,089 (+48.09%)** mainly from the increase of paper sales (+58.31%).
- **Increase in Accounts receivable from related companies Bs. +3,139,202 (25.83%)**
- **Increase Accounts receivable to employees Bs. 2,069,031 (-125.15%)**
- **Reduction VAT paid in excess (Bs. -5,212,444) (-27.47%)**
- **Increase Guaranteed deposits Bs. +1,887,476 28.66%).**

<u>Investments available for sale</u>

Bs -10,973 (8.57%)

Variation corresponds to "Bonos del Sur" sales in the year 2008, which were kept portfolio Bs. 10,973.

<u>Cash and cash equivalents</u>




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Bs. +31,164,200 (+279.20%)

The increase in Cash and Cash Equivalents balance resulted from the registered net profit increase amounting Bs. 113,777,270 (+265.25%), which reflected an increase of 376,93% on the cash provided for operating activities in regard to the year 2007.

SHAREHOLDERS´ EQUITY AND LIABILITIES

SHAREHOLDERS´ EQUITY

Bs.-65,661,915 (-18.68%)

(in Bolivars) SHAREHOLDERS´ EQUITY	2008	2007	Absolute Variation	Variation %
Capital stock	69,633,596	69,633,596	0	0
Premium in issuing shares	13,405	13,405	0	0
Accumulated result from translation of affiliate and joint businesses abroad	206,308	206,308	0	0
Retained earnings:				
Legal reserve	6,963,360	6,963,269	0	0
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551	119,593,551	0	0
Undistributed	220,669,329	155,762,882	64,906,447	41.67
Non-realized result in investments	82,793	-672,675	755,468	99.95
Total shareholders' equity	**417,162,342**	**351.500.427**	**65,661,915**	**18.68**

The main variation occurs in the Undistributed accounts Bs. 64,906,447 as a result of

Net income for the period Bs. 156,670,447





Less dividends decreed for the period	Bs. -91,764,000
	Bs. +64,906,447
Plus variation in result non realized in investments	Bs. +755,468
	Bs. -65,661.915

NON-CURRENT LIABILITY

Provisions for Seniority benefit net of long-term advances

Bs. +4,316,006 (+59.47%)

Variation in this item is a consequence of the increase in salaries and in seniority, net of long-term advances.

Unsecured bonds at bearer

Bs. +3,210 (+9.39%)

The increase corresponds to placement of Series 4, Issue 2007-I (Bs. 12,500,000) and Series 1, Issue 2008-I (Bs. 50,000.00) of Unsecured obligations at bearer net current portion of unsecured obligations at bearer.

Deferred income tax

Bs. -3,742,558 (-10.77%)

Under the IAS, the income tax provision includes regular income tax (tax rate of the tax legislation on the net tax income for the year) plus the Deferred Tax.

The deferred tax includes temporary differences to be paid or recovered by the differences generated from the accounting books and the tax accounting as well as the tax credits, discounts and unused losses.

Deferred taxes are determined based on the balance sheet method.

In Bs. **Temporary differences**	**Balance at Dec.-31- 07**	**Charges to results**	**Balance at Dec-30-08**
Differences in properties, plant and equipment base	57,201,878	-13,997,008	43,204,870
Income from cash-based leasing	101,815	277,046	378,861
LIABILITIES FOR DEFERRED INCOME TAX	**57,303,693**	**-13,719,962**	**45,583,731**
Cash-based and cash equivalents differences	-	4,614,509	4,614,509



Investment-base differences	-5,01,420	-1,472,528	-6,213,948
Inventories-base differences	-25,652,632	8,174,876	-17,477,756
Provisions	-1,248,104	-2,613,629	-3,861,733
Accruals and items (labor contributions)	-651,005	-419,376	-1,070,381
Transferable tax losses	-1,538,522	79,593	-1,458,929
ASSETS FOR DEFERRED INCOME TAX	**-34,131,683**	**8,633,445**	**-25,468,238**
Provisions for deferred income tax appraisal Assets	11,562,809	1,313,959	12,876,768
DEFERRED TAX NET	**34,734,819**	**-3,742,558**	**30,992,261**

In this sense, at the results of December 31, 2008 it is originated a Deferred Income Tax for variation between temporary entries of a year in regard to the other.

2008	Bs. 30,992,261
2007	Bs. 34,734,819
Deferred income tax	Bs. -3,742,558

CURRENT LIABILITIES

Provisions for Seniority benefit net of short-term advances

Bs. +5,176,080 (+65.73%)

Variation in this item is a consequence of the increase in salaries and in seniority, net of short-term advances.

Unsecured bonds at bearer

Bs. +9,340,000 (+100%)

The increase corresponds to the current portion of Unsecured Bonds.

COMMERCIAL PAPERS

Bs. +2,159,175 (19.75%)

The variation corresponds to the increase of current Commercial Papers in Bs. 2,159,175. At December 2008 closure the balance of current commercial papers is Bs. 13,084,438.

Short-term loans

Bs. +19,121,938 (+125.34%)





REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

This corresponds to new loans with banks in 2008 net of amortizations during the year. Next, there are variations in loans balance per bank at closure of December 2008.

In Bs.

Bank	Variation	Balance at 12/31/2008
Mercantil	+1,338,276	+1,338,276
Citibank	+15,910,125	+15,910,125
Provincial	-15,255,518	-15,255,518
Venezuela	+17,129,055	+17,129,055

Dividends payable

Bs. -40,207,117 (-95.22%)

The variation corresponds to payment of two dividends of ADR's holders which were pending CADIVI authorization for foreign currency at 2007 closure (dividend of Bs. 12 x share decreed in April 2007 and dividend of Bs. 22 x share decreed in October 2007).

Tax payable

Bs. +24,933,435 (+285.64%)

In the year 2008, the balance of Tax payable account amounted to Bs. 33,662,266 corresponding to Payable income tax less the amount paid in the Estimated income tax statement and clients retained taxes.

The difference in regard to the year 2007 mainly comes from the increase of 305,07% of Profit before Income tax, that is Bs. 147,270,832 more than year 2007 as well as the increase in the inflation rate and its effect on tax adjustment for the inflation of the year.

Accounts payable

Bs. +1,085,851 (+1.03%)

In the year 2008, the balance of Payable accounts virtually remains at the same levels of year 2007, only varying 1.03%. The accounts reflecting greater variations are Commercial accounts payable Bs. -26,728,546 and Accumulated expenses payable Bs. 20,527,384.

(In Bs.)	**2008**	**2007**	**Absolute**	**%**



			Variation	variation
Commercial	59,252,880	85,981,426	-26,728,546	-31.09
Related companies	6,448,999	2,764,874	3,684,125	133.25
Other	8,178,149	4,624,941	3,553,208	76.83
VAT withheld payable from third parties	1,095,299	1,035,823	59,476	5.74
Accumulated expenses payable	31,210,717	10,683,333	20,527,384	192.14
Tax on financial transactions	-	9,795	-9,795	-100.00
	106,186,044	105,100,192	1,085,852	1.03

Next, there is a detailed movement of these accounts.

Commercial accounts payable

Bs. -26,728,546 (-31.09)

The balance at closure is placed at Bs. 59,252,880. The decrease in accounts payable was mainly because of CADIVI problems to allocate foreign currency, the majority of pulp imports are made through the ALADI agreement which payment is at sight or on terms lesser than 60 days, consequence of ALADI credit lines for imports.

The most important variation in pulp providers are:

(In Bs.)	2008	2007	VARIATION
CELULOSA ARAUCO AND CONSTITUTION	+6,223,983	+14,586,756	-8,362,773
CELLMARK INC	+1,560,814	+6,847,905	-5,287,091
CMPC CELULOSA S.A.	+15,171,625	+18,859,651	-3,688,026
FIBRE SOURCE INTERNATIONAL CO.	-	+2,320,132	-2,320,132
FOREST FIBERS LIMITED	-	+4,019,748	-4,019,748
SILVANIA RESOURCES INC	+379	+12,042,420	-12,042,041
	+22,956,801	**+58,676,612**	**-35,719,811**

Payable to related companies

Bs. +3,684,125 (+133.25%)

The variation is mainly product of the increase in accounts payable to Simco Recycling Corporation Bs. +3,864,125.

Other accounts payable



Bs. +3,553,208 (76.83%)

The most important variation in the balance of Accounts payable (others) are:

	Bs.
- Payable accumulated personnel expenses	+2,238,631
- Other payable accumulated expenses (Tenants)	
- Transportes Alpes	+667,227
- Payable accumulated ADR's commissions	+578,146
- Payable retained taxes	+382,376
- Royalties	-470,867

Accumulated expenses payable

Bs. +20,527,384 (+192.14%)

The variation has been basically product of the increase/reduction of other accounts, the most remarkable are:

- Voluntary withdrawal Art. 125 Bs. +11,800,000.
- CONACUIT provision Bs. +1,509,670.
- Interests on several benefits Manpa / T. Alpes Bs. +1,415,732.
- Payable National-Foreign Freights - Customs and Gathering Bs. +1,100,809.
- Vacations and profits Manpa / T. Alpes Bs. +920,115.
- Statutory participation Bs. +617,457.

Made by Leticia Level (signed) Illegible

Corporate Planning Manager.--

Translator's note: At the top right margin on the first and last pages there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. APRIL 30, 2009. A 11:19 . FILE RECEIVED".---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 11th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

ANALISIS DE VARIACIONES
AÑO 2008 vs. AÑO 2007
BALANCE GENERAL

ACTIVO
Activo No Corriente

Propiedades, Planta y Equipo, Neto
Bs.-6.768.482 (-1,70 %)

Las variaciones más importantes son:

- Depreciación Acumulada del periodo Bs. –17.440.437.

- Maquinarias y Equipos MANPA Bs. +7.137.512.
  - Div. Molino Higiénico
    Sistema desbobinado microembossing línea 12 y 13, Bs.+6.339.010.

- Construcciones en Proceso MANPA Bs. +2.460.127.
  - Adquisición de la Synchrospeed formato carta para cortadora, Bs.+2.114.236.
  - Adquisición de motores de Repuesto para diversas posiciones, Bs.+547.203.

Participación en Empresas Asociadas y Negocios Conjuntos
Bs.-1.310.004 (-27,47 %)



	2008	2007	Var.
Participaciones en empresas asociadas	0	0	
Participaciones en negocios conjuntos	3.459.354	4.769.358	-1.310.004
	3.459.354	4.769.358	-1.310.004

La variación corresponde totalmente a la **Participación en Negocios Conjuntos.** La variación viene dada por la utilidad generada por MCA en el año 2008 de Bs.+620.805 menos la Provisión para Potenciales Pérdidas por Competitividad Cambiaria en MCA Bs. –1.930.809. Con relación a Simco, al cierre del año 2006, la compañía consideró

reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

	%	2008	2007	Variación
Simco Recycling Inc.	50	0	0	0
Manpa Centroamérica, C.A.	50	3.459.354	4.769.358	-1.310.004
		3.459.354	4.769.358	-1.310.004

Participación en Negocios Conjuntos: Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación."

"**Participación en empresas asociadas:** Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo"

Mandioca	Bs.2.577.243
Corp. Forest Orinoco	Bs. 769.112
Central Cariaco	Bs. 88.371
Fibras Secundarias	Bs. 80.619
Total	Bs.3.515.345
Menos Prov Pérdida Por Deterioro	Bs.-3.515.345
	Bs.0

Activo Corriente

Gastos Pagados por Anticipado
Bs.+247.971 (+30,37%)

Las variaciones más relevantes del año 2008 con respecto al año anterior son:

- Póliza HCM nómina diaria Bs. +125.182.
- Seguro sobre la propiedad Bs. +67.588.
- Software Websecurity Bs. +34.862.
- Suscripción Software licencias otras Bs. +32.044.
- Disminución de Software Lic. Serv. Antivirus Bs.-23.190.

Inventarios
Bs. +28.549.810 (+35,26%)

Al 31 de diciembre de 2008, los saldos de inventarios se detallan a continuación:

En Bs.	2008	%	2007	%	Variación
Productos Terminados	22.986.126	21,0%	15.347.715	19,0%	7.638.411
Productos en Proceso	426.605	0,4%	341.161	0,4%	85.444
Materia Prima	40.733.131	37,2%	22.369.698	27,6%	18.363.433
Repuestos	12.927.129	11,8%	19.193.754	23,7%	-6.266.625
Inventario en Tránsito	35.192.411	32,1%	28.480.550	35,2%	6.711.861
Menos- Provisión para Obsolencia	-2.738.298	-2,5%	-4.755.584	-5,9%	2.017.286
Total	**109.527.104**	**100,0%**	**80.977.294**	**100,0%**	**28.549.810**

La variación de los inventarios es producto principalmente de:

- Incremento en Materia Prima (Bs. +18.363.433).
- Incremento Productos Terminados (Bs. +7.638.411).
- Incremento Inventario en Tránsito (Bs.+6.711.861).
- Disminución en Repuestos (Bs. -6.266.625).

El incremento de Materia Prima, fue el más significativo y se detalla a continuación:

- Fibra Corta Bs. +8.273.897.
- Fibra Larga Bs. +2.226.571.
- Fibra Natural Bs. +978.213.
- Desperdicio Nacional Bs. +195.461.
- Desperdicio Importado Bs. –150.517.
- Químicos Bs. +663.405.
- Otros Higiénicos Bs. +549.407.

Anticipos a Proveedores
Bs.+857.054(+47,59%)

Los Anticipos a Proveedores ascendieron a Bs. 2.658.080, y las principales variaciones en relación al año anterior fueron:

- UPS SCS (Venezuela) Bs. +1.422.402.
- Honeywell, C.A. Bs. +96.052.
- Fabio Perini S.P.A. Bs. –496.243.
- Regalías Bs. –161.346.

UPS SCS Venezuela: corresponde a los pagos que el Agente Aduanal realiza a terceros por cuenta de MANPA para poder realizar los tramites de nacionalización, tales como almacenamiento y mora de contenedores. Se mantienen en esta cuenta hasta recibir la factura original.

Efectos y Cuentas por Cobrar Neto
Bs. +38.325.150 (+31,89%)

El saldo de este cuenta al cierre de diciembre 2008 es Bs. 158.516.037 y está compuesto por:

En Bs.	2008	2007	Var. Absoluta	Var. %
Comerciales	114.642.782	77.412.693	37.230.089	48,09
Compañías Relacionadas	15.292.927	12.153.725	3.139.202	25,83
Empleados	3.722.281	1.653.250	2.069.031	125,15
Deudores Diversos	1.313.299	1.137.736	175.563	15,43
Impuesto sobre la renta pagado por anticipado	439.890	1.095.323	-655.433	-59,84
Iva pagado en exceso	13.763.127	18.975.571	-5.212.444	-27,47
Crédito Fiscal Iva	1.386.022	1.683.824	-297.802	-17,69
Depósitos dados en Garantía	8.473.746	6.586.270	1.887.476	28,66
	159.034.074	120.698.392	38.335.682	31,76
Menos provisión para cuentas cobro dudoso	-518.037	-507.505	-10.532	2,08
	158.516.037	120.190.887	38.325.150	31,89

El incremento de los Efectos y Cuentas por Cobrar Neto es producto básicamente del:

- **Aumento Cuentas por Cobrar Comerciales Bs.+37.230.089 (+48,09%)** debido principalmente del incremento de las ventas de papel (+58,31%)

- Aumento Cuentas por Cobrar a compañías relacionadas Bs.+3.139.202 (+25,83%)

- Aumento Cuentas x Cobrar a Empleados Bs. 2.069.031 (+125,15%)

- Disminución IVA pagado en exceso (Bs.-5.212.444) (-27,47 %)

- Aumento Depósitos dados en Garantía Bs. +1.887.476 (28,66%)

Inversiones disponibles para la venta
Bs.-10.973 (-8,57%)

La variación corresponde a la venta en el año 2008 de los Bonos del Sur que se mantenían en cartera Bs. 10.973.

Efectivo y equivalentes de efectivo
Bs.+31.164.200 (+279,20%)

El aumento del saldo del Efectivo y Equivalentes de Efectivo fue producto del incremento registrado en la utilidad neta de Bs. 113.777.270 (+265,26%), que se reflejó en un aumento del 376,93 % en el efectivo provisto por actividades operaciones con respecto al año 2007.

PATRIMONIO Y PASIVO

PATRIMONIO
Bs.-65.661.915 (+18,68 %)

(En Bs.) PATRIMONIO:	2008	2007	Variación Absoluta	Variación %
Capital social	69.633.596	69.633.596	0	0
Prima en emisión de acciones	13.405	13.405	0	0
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308	0	0
Utilidades retenidas:				
Reserva legal	6.963.360	6.963.360	0	0
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551	0	0
No distribuidas	220.669.329	155.762.882	64.906.447	41,67
Resultado no realizado en inversiones	82.793	-672.675	755.468	99,95
Total patrimonio	**417.162.342**	**351.500.427**	**65.661.915**	**18,68**

La variación principal ocurre en la cuenta de Utilidades no Distribuidas Bs. 64.906.447 como resultado de

Utilidad Neta del período	Bs.156.670.447
menos Dividendos Decretados en el período	Bs.-91.764.000
	Bs.+64.906.447
mas variación en el Resultado no realizado en Inversiones	Bs.+755.468
	Bs.-65.661.915

PASIVO NO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a largo plazo
Bs.+4.316.006 (+59,47%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad, neto de anticipos a largo plazo.

Obligaciones Quirografarias al Portador
Bs.+3.210 (+9,39%)

El incremento corresponde a la colocación de las Serie 4 de la Emisión 2007-I (Bs.12.500.000) y Serie 1 de la Emisión 2008-I (Bs. 50.000,oo) de obligaciones quirografarias al portador neto de la porción circulante de obligaciones quirografarias al portador.

Impuesto sobre la renta diferido
Bs.-3.742.558(-10,77%)

Bajo NIIF, la provisión de impuesto sobre la renta comprende el impuesto sobre la renta corriente (tasa de impuesto de la legislación fiscal sobre la renta neta fiscal del año) más el Impuesto diferido.

El impuesto diferido comprende las diferencias temporarias que se prevén pagar o recuperar por las diferencias que se generan entre los libros y la contabilidad fiscal, así como los créditos fiscales, rebajas y pérdidas no aprovechadas.

Los impuestos diferidos son determinados con base en el método del balance general.

En Bs. **Diferencias Temporarias**	**Saldo al 31-Dic-07**	**Cargos a resultados**	**Saldo al 30-Dic-08**
Diferencias de base de Propiedades,planta y equipo	57.201.878	-13.997.008	43.204.870
Ingresos por arrendamientos sobre la base de efectivo	101.815	277.046	378.861
PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO	**57.303.693**	**-13.719.962**	**43.583.731**
Diferencias de base de efectivo y equivalentes de efectivo		4.614.509	4.614.509
Diferencias de base sobre inversiones	-5.041.420	-1.172.528	-6.213.948
Diferencia de base sobre inventarios	-25.652.632	8.174.876	-17.477.756
Provisiones	-1.248.104	-2.613.629	-3.861.733
Acumulaciones y apartados (contribuciones laborales)	-651.005	-419.376	-1.070.381
Pérdidas Fiscales trasladables	-1.538.522	79.593	-1.458.929
ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO	**-34.131.683**	**8.663.445**	**-25.468.238**
Provisión de valuación Impuesto sobre la Renta Diferido Activo	11.562.809	1.313.959	12.876.768
NETO DE IMPUESTO DIFERIDO	**34.734.819**	**-3.742.558**	**30.992.261**

En tal sentido, en los resultados al 31 de diciembre de 2008 se origina un Impuesto Diferido Ingreso por la variación entre las partidas temporarias de un año con respecto al otro.

2008	Bs. 30.992.261
2007	Bs. 34.734.819

Impuesto Diferido Ingreso Bs . –3.742.558

PASIVO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a corto plazo

Bs.+5.176.080 (+65,73%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad neto, de anticipos a corto plazo.

Obligaciones Quirografarias

Bs.+9.340.000 (+100%)

Corresponde a la porción circulante de la Obligaciones Quirografarias.

Papeles Comerciales

Bs.+2.159.175 (19,76%)

La variación corresponde al aumento de los Papeles Comerciales en circulación en Bs. 2.159.175. Al cierre de diciembre 2008 el saldo de papeles comerciales en circulación es de Bs.13.084.438.

Préstamos a Corto Plazo

Bs.+19.121.938 (+125,34%)

Corresponde a nuevos préstamos contratados con bancos en el año 2008 netos de las amortizaciones efectuadas en el año. A continuación se muestran las variaciones en los saldos de préstamos por banco al cierre de diciembre 2008:

En Bs.

Banco	Variación	Saldo al 31/12/2008
Mercantil	+ 1.338.276	+ 1.338.276
Citibank	+ 15.910.125	+ 15.910.125
Provincial	- 15.255.518	- 15.255.518
Venezuela	+ 17.129.055	+ 17.129.055

Dividendos por Pagar:
Bs.-40.207.117. (-95,22%)

La variación corresponde a la cancelación de los dos dividendos de los tenedores de ADR´s que estaban pendientes por la autorización de divisas por parte de CADIVI al cierre del año 2007 (dividendo de Bs. 12 x acción decretado en el mes de abril de 2007 y dividendo de Bs. 22 x acción decretado el mes de octubre de 2007).

Impuestos por Pagar
Bs.+24.933.435(+285,64%)

En el año 2008, el saldo de la cuenta Impuesto por Pagar es de Bs. 33.662.266 correspondiente al Impuesto sobre la renta a pagar menos lo cancelado en la Declaración Estimada de ISLR e impuestos retenidos por clientes.

La diferencia con respecto al año 2007 proviene principalmente del incremento en 305,07 % de la Utilidad antes de ISLR, es decir Bs. 147.270.832 más que en el año 2007 así como el aumento de la tasa de inflación y su efecto en el ajuste fiscal por inflación del año.

Cuentas por Pagar
Bs. +1.085.852 (+1,03%)

En el año 2008, el saldo de Cuentas por Pagar se mantuvo prácticamente en los mismos niveles del año 2007, variando tan sólo 1,03 %. Las cuentas que reflejan mayores variaciones son Cuentas por Pagar Comerciales Bs.-26.728.546 y Gastos Acumulados por Pagar Bs.20.527.384.

(En Bs.)	2008	2007	Var. Absoluta	Var.%
Comerciales	59.252.880	85.981.426	-26.728.546	-31.09
Compañías Relacionadas	6.448.999	2.764.874	3.684.125	133.25
Otros	8.178.149	4.624.941	3.553.208	76.83
IVA de terceros retenido por pagar	1.095.299	1.035.823	59.476	5.74
Gastos acumulados por pagar	31.210.717	10.683.333	20.527.384	192.14
Impuesto a las transacciones financieras	-	9.795	-9.795	-100.00
	106.186.044	105.100.192	1.085.852	1.03

A continuación un detalle del movimiento de estas cuentas

Por Pagar Comerciales
Bs.-26.728.546 (-31,09)

El saldo al cierre se ubicó en Bs. 59.252.880. La disminución de las cuentas por pagar se debió principalmente a que por los problemas de CADIVI en la asignación de divisas, la mayoría de las importaciones de pulpa se realiza a través del convenio ALADI cuyo pago es a la vista o un a plazo menor de 60 días por los problemas de cupos de las líneas del convenio ALADI para importación.

Las variaciones en los proveedores de pulpa más importantes son:

(En Bs.)	2008	2007	VARIACION
CELULOSA ARAUCO Y CONSTITUCIÓN	+6.223.983	+14.586.756	-8.362.773
CELLMARK INC	+1.560.814	+6.847.905	-5.287.091
CMPC CELULOSA S.A.	+15.171.625	+18.859.651	-3.688.026
FIBRE SOURCE INTERNATIONAL CO.	-	+2.320.132	-2.320.132
FOREST FIBRES LIMITED	-	+4.019.748	-4.019.748
SILVANIA RESOURCES INC	+379	+12.042.420	-12.042.041
	+22.956.801	**+58.676.612**	**-35.719.811**

Por Pagar Compañías Relacionadas
Bs.+3.684.125. (+133,25%)

La variación es producto principalmente del aumento de la cuenta por pagar a Simco Recycling Corporation Bs.+3.684.125.

Por Pagar Otras
Bs.+3.553.208 (+76,83%)

Las Variaciones del saldo de Cuentas por Pagar (Otras) más importantes son:

	Bs.
- Gastos de Personal acumulados por pagar	+2.238.631
- Otros Gastos acumulados por pagar (Arrendamientos)	
- Transportes Alpes	+667.227
- Comisiones ADR´s acumulados por pagar	+578.146
- Impuestos Retenidos por pagar	+382.376
- Regalías	-470.867

COMISION NACIONAL

2009 ABR 30 A 11: 19

RECIBIDO

Gastos Acumulados por Pagar
Bs.+20.527.384 (+192,14%)

La variación ha sido producto básicamente de las disminuciones/incrementos de otras cuentas, siendo las mas resaltantes:

- Retiro Voluntario Art. 125 Bs.+11.800.000.
- Provisión CONACUIT Bs. +1.509.670.
- Intereses sobre prestaciones sociales Manpa / T. Alpes Bs. +1.415.732.
- Fletes Nacional – Exterior por pagar – Aduana y Acopio Bs. +1.100.809.
- Vacaciones y Utilidades Manpa / T. Alpes Bs. +920.115.
- Participación Estatutaria Bs. +617.459.

Elaborado por

Leticia Level
Gerente de Planificación Corp.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

ANALYSIS OF VARIATIONS

YEARS 2008 vs YEAR 2007

INCOME AND LOSS STATEMENT

Paper Sales Volume (MT)

At closure of 2008, sales volume was reduced to 3,546 MT when placing at 138,959 vs 142,505 in the year 2007, wich represents a reduction of -2.49%.

As observed in the table below, IEE Mill Division (-7,217 MT), Sacks (-381 MT) and School Products (-1,955 MT) registered drops in their sales volume whereas RRFC was increased 15%, Bags 14% and Hygienic paper 1%.

Sales reduction of IEE Mill Division was due to the drop in sales of corrugated sector to 3,654 MT and to the increase in the paper demand of internal divisions (Bags and RRFC).

In the case of the School Products Division, it is observed a drop of 30% (-1,913 MT). Local sales were reduced 27% (-1,219 MT) mainly for client resistance to purchase under the new commercial terms. In regard to exports of the School Division, these dropped 36% (-736 MT) because it was impossible to answer the order by Manpa Centroamericana. In addition, export product sales were reversed for those products that remained at the port in December as they could not be loaded due to problems with


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

managing exports operations (delays in inspection of merchandise by the National Guard, problems to move containers in the storage, shipment delays, etc.)

Below a detail of variations by division:

In MT	2008	2007	Var. in MT	%
Mill IEE	36,557	43,774	-7,217	-16.49%
Hygienic	57,797	57,322	475	0.80%
Sacks	6,952	7,333	-381	-5.20%
Bags	6,531	4,542	1,989	43.79%
RRFC	36,613	23,070	3,543	15.36%
School Products	4,509	66,464	-1,955	-30.24%
Total local	**138.959**	**142.505**	**-3.546**	**-30.24%**
Sales Mixture				
Export	4,513	5,643	-1,130	-20.02%
Local	134,446	136,862	-2,416	-1.77%
Total	**138,959**	**142,505**	**-3,546**	**-2.49%**

SALES INCOME

Bs+315,897,548 (+58.42%)

Sales income registered an increase of 58.42%, that is, Bs 315,897,548 more in regard to the year 2007 mainly a consequence of the increase registered in paper sales.

At December 31, income includes the following:

(in Bs.)	2008	2007	Absolute Variation	Variation %
Paper sales	846,778,613	534,894,679	311,883,934	58.31%
Income from rent	6,854,498	3,905,840	2,948,658	75.49%
Income from services	3,001,447	1,936,491	1,064,956	54.99%
Total	856,634,558	540,737,010	315,897,548	58.42%

Paper sales

Bs+311,883,934 (+58.31%)

Net sales at closure 2008 amounted to Bs.846,778,613 that represent an increase of 58.31% vs. the previous year.




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Sales costs

Bs.+143,704,661 (+34.35%)

At closure of the year 2008, the Sales cost increased to Bs.143,704,661 (+34.35%) vs. the year 2007, due to increments in manufacturing expenses and in the costs of fibers and imported raw materials.

Manufacturing expenses increased to Bs. 83,664,164 (+54.96%), out of which Bs61,143,504 correspond to personnel expenses. Personnel expenses registered an increase of 88% for the year 2008 when compared to the year 2007 as a consequence of the adjustment to wedges and salaries for collective bargaining agreements as well as adjustments for the balance of severance benefits to that established in the voluntary withdrawal clauses of the collective bargaining agreements.

Other items registering significant increases were:

- Industrial supplies and spare parts Bs.+10,290,579 (+36%)
- Contracted services Bs+5,279,951 (+96%)
- Electricity Bs.+2,461,165 (+14%)

In regard to the increase in fiber costs and in other imported raw materials, this is a consequence of the increase of international prices as detailed below:

- Large fiber 10.52% price increase: the average price for the year 2007 was US$741/mt whereas for the year 2008 the average price amounted to US$819 mt
- Short fiber 15.71% price increase: the average price for the year 2007 US$662/mt whereas for the year 2008 the average price amounted to US$766 mt
- Natural fiber 10.41% price increase: the average price for the year 2007 was US$624/mt whereas for the year 2008 the average price amounted to US$689 mt

Sales expenses

Bs3,670,800 (+8.98%)

Sales expenses registered a variation of 8.98% (Bs.+3,670,800) when passing from Bs.40,858,899 in 2007 to Bs.44,529,699 in 2008.

Among the most outstanding variations there are:

- Personnel in Bs1,438,549 million (+18.45%)
- Commissions Bs+4,657,158 million (30.7%)


REPUBLICA DE VENEZUELA
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- Transportes Alpes Bs.+3,032,683 million (+38.22%)
- Advertisement Bs -2,652,690 (+15.07%)
- Marketing discounts Bs.-2,612,405 of the Hygienic Paper Division

In regard to Sales Expenses as % of Income improved 0.54 points, when passing from 7.56% in 2007 to 5.20% in 2008.

	2008	2007	Variation	%
Sales expenses (in Bs.)	44,529,699	40,858,899	3,670,800	8.98%
Sales expenses as %income	5.20%	7.56%	-	-2.36%

Administration Expenses

Bs.+10,376,265 (+41.53%)

At closure 2008, Administration expenses amounted to Bs35,358,924 million, indicating an increase of Bs.10,376,235 (+41.53%) when compared to the previous fiscal year as mainly the result from adjustment of balance of severance benefits to that set forth in the clauses on voluntary withdrawal of collective bargaining agreements.

Other provisions that indicate a significant variation are:

- Statutory participation Bs 490,720 (87.43%)
- Professional fees Bs 301,045 (22.31%)
- Hired services Bs 446,160 (30.55%)
- Repair and maintenance Bs 169,465 (45.31%)

Administration expenses as Net sales % improved 0.49 points when reaching 4.13% vs 4.62% during the year 2007.

	2008	2007	Variation	%
Administration expenses (in Bs.)	35,358,924	24,982,689	10,376,235	41.53%
Administration expenses as %income	4.13%	4.62%	-	-1.49%

Income from selling assets

Bs.+418,732 (+4,546.00%)

In 2008, Transportes Alpes was disincorporated with earnings Bs.427,943 whereas in the year 2007 selling obsolete computers belonging to Manpa, generated an income amounting to Bs9,211.




REPUBLICA DE VENEZUELA
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Operating expenses

Bs.+13,628,303 (+20.70%)

	2008	**2007**	**Variation**	**%**
Operating expenses (in Bs.)	79,460,680	65,832,377	13,628,303	20.70%
Operating expenses as %income	9.28%	12.17%	-	-2.90%

Operating earnings

Bs+158,564,584 (+280.65%)

Operating income increased to Bs.158,564,584 (280.65%) amounting to Bs.215,064,184. Operating margin is improved to 14.66 percentage points due to the increase experienced in gross income (11.76 percentage points) plus the effect of reducing operating expenses as % of net income, which were reduced 2.90 percentage points when compared to 2007.

Participation in results from joint business

Bs -2,112,408 (-263.26%)

In Bs.	**2007**	**2007**	**Absolute Variation**	**Variation %**
Participation in results from joint businesses	-1,310,004	802,404	-2,212,408	-263.26

It corresponds to 50% of Manpa participation in the MCA financial results and Simco recycling.

In regard to Simco, at closure of 2006, the company considered reducing the participation in Simco Recycling business up to accumulated losses amounted to its investment in such business. Consequently, book value of participation in this company was reduced to zero (0).

Variation results from a lesser profit participation in the results from MCA for the year 2008 (Bs-1,310,004) compared to participation in the results for the year 2007 (Bs+802,404), as a consequence of a lesser income and therefore a reduction in participation Bs+620,805 and in addition a provision to cover potential losses for losses from exchange competitiveness in MCA amounting to Bs-1,930,809 was created.

Financial costs




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PUBLICO

Bs -13,788,809 (-187.90%)

In Bs.

	2008	2007	Variation	Variation %
Financial costs	-21,127,299	-7,338,490	-13,788,809	187.90

The increase in financial costs is the result of the average balance of debt held during the year 2008, which was higher when compared to the year 2007 (Bs. 96,168 million vs Bs.60,300 million), generating higher burden of interests.

Financial income

Bs+85,094 (+10.00%)

In Bs.

	2008	2007	Variation	Variation %
Financial income	935,726	850,632	85,094	10.00

It results from the increase in the average balance kept for the year 2008 in term deposits and in remunerated bank accounts.

Exchange differences

Bs -57,241 (+210.24%)

In Bs.

	2008	2007	Variation	Variation %
Exchange differences net	-84,467	-27,226	-57,241	210.24

During the year 2008 there was no currency devaluation. In 2008, the amount of exchange losses corresponds to losses generated from purchasing euros to pay spare parts, mainly from the Hygienic Paper Division (Fabio Perini).

Results from swap transactions

Bs.+902,083 (-100%)

In Bs.

	2008	2007	Variation	Variation %
Results from swap				




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transactions	-	902,083	-902,083	+100.00

Results from swap transactions for the year 2008 are included in the item "Others" from Other income and expenses (see page 9).

<u>OTHER INCOME (DISBURSEMENTS)</u>

<u>ADR commissions</u>

Bs -881,720 (+342.04%)

In Bs.

	2008	2008	Variation	Variation %
ADR commissions	-1,139,502	-257,782	-881,720	-342.04

Variation corresponds to CITIBANK N.A. commissions for the formality of paying dividends to ADR´s holders.

FTT (ITF for its abbreviation in Spanish)

The Law on Financial Transactions of Body Corporate and Financial Entities with no Corporate Personality was published in Official Gazette No.5852 of October 5, 2007 effective from November 1, 2007.

The Law on Financial Transactions of Body Corporate and Financial Entities with no Corporate Personality was repealed on June 12, 2008 Official Gazette No.38951.

Others

Bs+9,845,111 (-1,633.92%)

Variation in this item mainly corresponds to:

- **Bs.13,572,085** as the result of enforcing the International Accounting Standards to certain balance sheet items in order to show the reasonable value of such provisions in the company financial situation.
- **Bs. 3,459,354** corresponds to a provision for losses due to fluctuation in the exchange rate Bs./US$.

Income tax

Bs.-33,493,562 (+622.38%)

Increase in Income tax mainly due to:

The increase in Income tax was mainly due to:



1. An increase in 305.07% of Income before Income tax, that is Bs.147,270,832 more than the year 2007.
2. Increase in the inflation index and its effect on the tad adjustment.
3. Increase of non-deductible items (Tax on financial transactions and Provision for potential loses for exchange competitiveness MCA, ADR´s commission).

In Bs.	2008	2007	Variation
Estimated Net income tax	44,044,043	16,257,028	27,783,015
Less:			
Discount for investment in property, plant and equipment and other credits	-792,530	-531,204	-261,326
Total Current income tax	**43,247,513**	**15,725,824**	**27,521,689**
Income tax from previous year	1,190,992	832,151	358,841
Total current income tax	16,916,816	8,755,517	8,161,299
Deferred income tax	-11,535,326	-8,279,463	-3,255,863
	5,381,490	**476,054**	**4,905,436**

During the years ended at December 31, 2008 and 2007 the effective rate of the income tax expenses is lesser that the applicable tax rate to net income before taxes. The nature of this difference is due to permanent entries related to determine tax income. These entries are:

- Tax and tax rate applicable to income as per books.
- Effect on accounting income for applying IAS
- Reserve for valuation of lending deferred tax
- Adjustment for inflation
- Other non-deductible expenses
- Other non taxable income
- Effect of reduction for investments in properties, plant and equipment
- Tax expenses and tax rate applicable to income as per the books

Net income

Bs.+113,777,270 (+265.26%)



Net income amounted to Bs.156,670,477. Net margin showed an increase of 10.36 percentage points as a consequence of the increase in gross and operating profitability and partial counteracted by the increase in other disbursements and taxes.

Translator's Note:

At the upper right margin of some pages of the original document in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 2009 APIRL 30 A 11:19. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 9th, 2009.

JUDITH HERNANDEZ-MORA
CERTIFIED TRANSLATOR



ANALISIS DE VARIACIONES
AÑO 2008 vs. AÑO 2007
ESTADO DE GANANCIAS Y PERDIDAS

Volumen de Ventas de Papel (TM)

Al cierre de 2008, el volumen de ventas disminuyó en 3.546 Tm., al ubicarse en 138.959 vs. 142.505 en el 2007, lo cual representa una disminución de -2,49%.

Como se observa en la tabla que se presenta a continuación, son las divisiones de Molino IEE (-7.217 TM), Sacos (-381 TM) y Escolares (-1.955 TM) las que registran en el año 2008 caída en su volumen de ventas, mientras que RRFC tuvo un crecimiento del 15 %, Bolsas del 44% e Higiénicos del 1%.

La disminución en las ventas de la División de Molino IEE se debió a la caída de las ventas al sector de corrugados en 3.654 Tm. Y al incremento de la demanda de papel de las divisiones internas (Bolsas y RRFC).

En el caso de la División de Escolares, se observa una caída del 30% (-1.913 Tm.). Las ventas locales disminuyeron 27% (-1.219 Tm.) principalmente por la resistencia de los clientes a comprar bajo las nuevas condiciones comerciales. En cuanto a las exportaciones de la Div. Escolares éstas cayeron 36% (-736 tm), porque no se pudo cumplir con el pedido de Manpa de Centroamérica. Adicionalmente se reversaron las ventas de los productos para exportación que se quedaron en el puerto en el mes de diciembre, los cuales no pudieron ser embarcados por problemas en el manejo de la operaciones de exportación (tardanza en la inspección de la mercancía por la guardia nacional, problemas en la movilización de los contenedores en los almacenes, retraso en los barcos, etc).

A continuación detalle de las variaciones por División:

En TM	2008	2007	Var. en TM	%
Molino IEE	36.557	43.774	-7.217	-16,49%
Higiénicos	57.797	57.322	475	0,80%
Sacos	6.952	7.333	-381	-5,20%
Bolsas	6.531	4.542	1.989	43,79%
RRFC	26.613	23.070	3.543	15,36%
Productos Esc.	4.509	6.464	-1.955	-30,24%
TOTAL	**138.959**	**142.505**	**-3.546**	**-2,49%**

Mezcla de Ventas				
Exportación	4.513	5.643	-1.130	-20,02%
Local	134.446	136.862	-2.416	-1,77%
TOTAL	**138.959**	**142.505**	**-3.546**	**-2,49%**

INGRESOS POR VENTAS
Bs.+315.897.548 (+58,42%)

Los Ingresos por Ventas registraron un incremento de 58,42% es decir Bs. 315.897.548 más con relación al año 2007, producto principalmente del incremento registrado en las ventas de papel.

Al 31 de diciembre, los ingresos por ventas se componen así:

En Bs.	2008	2007	Var. Absoluta	Var. %
Venta de Papel	**846.778.613**	**534.894.679**	**311.883.934**	**58,31%**
Ingresos por alquileres	**6.854.498**	**3.905.840**	**2.948.658**	**75,49%**
Ingresos por servicios	**3.001.447**	**1.936.491**	**1.064.956**	**54,99%**
Total	**856.634.558**	**540.737.010**	**315.897.548**	**58,42%**

Ventas de Papel
Bs.+311.883.934 (+58,31%)

Las Ventas de Papel al cierre de 2008 se ubicaron en Bs.846.778.613 lo cual representa un incremento de 58,31% vs. el año anterior.

Costo de Ventas
Bs. +143.704.661 (+34,35%)

Para el cierre del año 2008, el Costo de Ventas aumentó en Bs.143.704.661 (+34,35%) vs. el año 2007, debido a incrementos tanto en los gastos de fabricación como en el costo de las fibras y materia prima importada.

Los gastos de fabricación aumentaron en Bs. 83.664.164 (+54,96 %), de los cuales Bs. 61.143.504 corresponden a gastos de personal. Los gastos de personal registraron un aumento de 88% en el año 2008 con respecto al año 2007 debido al ajuste de sueldos y salarios por los contratos colectivos así como también el ajuste del saldo de prestaciones sociales a lo establecido en las cláusulas de retiro voluntario de los contratos colectivos.

Los otros rubros que registraron aumentos importantes fueron:

- Materiales, Suministros Industriales y Repuestos Bs.+ 10.290.579 (+36%).
- Servicios Contratados Bs. +5.279.951 (+96%).
- Energía Eléctrica Bs.+ 2.461.165 (+14%)

Con respecto al aumento en el costo de las fibras y materia prima importada, este se origina principalmente por el incremento de los precios internacionales como se detalla a continuación:

- Fibra Larga 10,52 % incremento del precio: el precio promedio año 2007 fue de US$ 741/Tm. mientras que para el año 2008 el precio promedio fue US$ 819/Tm.

- Fibra Corta 15,71% incremento del precio: : el precio promedio año 2007 fue de US$ 662/Tm. mientras que para el año 2008 el precio promedio fue US$ 766/Tm.

- Fibra Natural 10,41% incremento del precio: el precio promedio año 2007 fue de US$ 624/Tm. mientras que para el año 2008 el precio promedio fue US$ 689/Tm.

Utilidad Bruta
Bs.+172.192.887(+140,76%)

La Utilidad Bruta aumentó en Bs.172.192.887 (+140,76 %), ubicándose en Bs.294.524.864 . El Margen Bruto fue de 34,38 lo cual significa un incrementó en 11,76 puntos porcentuales con respecto al año anterior.

Gastos de Ventas
Bs. 3.670.800 (+8,98%)

Los Gastos de Ventas registraron una variación de 8,98 % (Bs.+3.670.800) al pasar de Bs.40.858.899 en el 2007 a Bs. 44.529.699 en el 2008.

Entre las variaciones más resaltantes se encuentran:

- Personal en Bs. 1.438.549 millones (+18,45%).

- Comisiones Bs.+ 4.657.158 millones (30,7%)

- Transportes Alpes Bs.+ 3.032.683 millones (+38,22%)

- Publicidad Bs.-2.652.690 (+15,07%).

- Descuentos de Mercadeo Bs.-2.612.405 de la Div. Higiénicos.

En cuanto a los Gastos de Ventas como % de los Ingresos mejoran en 0,54 puntos, al pasar de 7,56 % en el 2007 a 5,20 % en el 2008.

	2008	2007	Variación	%
Gastos de Ventas (En Bs.)	44.529.699	40.858.899	3.670.800	8,98%
Gastos de Ventas como % Ingresos	5,20%	7,56%		-2,36%

Gastos de Administración
Bs. +10.376.235 (+41,53%)

Al cierre de 2008, los Gastos de Administración se ubicaron en Bs.35.358.924 millones, mostrando un aumento de Bs.10.376.235 (+41,53%) en comparación al ejercicio anterior como resultado principalmente del incremento en los Gastos de Personal en Bs. 8.022.626 por el ajuste del saldo de prestaciones sociales a lo establecido en las cláusulas de retiro voluntario de los contratos colectivos.

Las otras partidas que presentan variación importante son:

- Participación Estatutaria Bs. 490.720 (87,43%)
- Honorarios Profesionales Bs. 301.045 (22,31%)
- Servicios Contratados Bs. 446.160 (30,55%)
- Reparación y Mantenimiento Bs. 169.465 (45,31%)

Los Gastos de Administración como % de los Ingresos Netos mejoran en 0,49 puntos, al ubicarse en 4,13% vs. 4,62% del año 2007.

	2008	2007	Variación	%
Gastos de Admon (En Bs.)	35.358.924	24.982.689	10.376.235	41,53%
Gastos de Admon como % Ingresos	4,13%	4,62%		-0,49%

Utilidad en venta de Activos
Bs.+418.732 (+4.546,00%)

En el año 2008 se realizó la desincorporación unidades de Transporte Alpes con una ganancia de Bs. 427.943 mientras que en el año 2007 se realizó la venta de computadoras obsoletas de Manpa, generando una ganancia de Bs. 9.211.

Gastos Operativos
Bs.+13.628.303 (+20,70%)

	2008	2007	Variación	%
Gastos Operativos (En Bs.)	79.460.680	65.832.377	13.628.303	20,70%
Gastos Operativos como % Ingresos	9,28%	12,17%		-2,90%

Utilidad Operativa
Bs.+158.564.584 (+280.65%)

La Utilidad Operativa aumentó en Bs. 158.564.584 (280,65 %), ubicándose en Bs. 215.064.184. El Margen Operativo mejora en 14,66 puntos porcentuales, debido al incremento experimentado en la rentabilidad bruta (11,76 puntos porcentuales) más el efecto de la disminución de los gastos operativos como % de los ingresos netos, los cuales disminuyen en 2,90 puntos porcentuales con relación al año 2007.

Participación en Resultados de negocios conjuntos
Bs. –2.112.408 (-263,26%)

En Bs.	2008	2007	Variación Absoluta	Variación %
Participación en resultados de negocios conjuntos	-1.310.004	802.404	-2.112.408	-263,26

Corresponde al 50% de participación de Manpa en los resultados financieros de MCA y en Simco Recycling .

Con relación a Simco, al cierre del año 2006, la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

La variación viene dada porque la participación en los resultados de MCA en el año 2008 (Bs. –1.310.004) fue menor a la participación en los resultados del año 2007 (Bs. +802.404), como consecuencia de una menor utilidad y por consiguiente disminuyó la participación Bs.+620.805 y adicionalmente se creó una provisión para cubrir potenciales pérdidas por pérdida de competitividad cambiaria en MCA de Bs. –1.930.809.

Costos Financieros
Bs.-13.788.809 (+187.90%)

En Bs.	2008	2007	Variación	Variación %
Costos Financieros	-21.127.299	-7.338.490	-13.788.809	187,90

El incremento en los costos financieros ocurre porque el saldo promedio de deuda que se mantuvo durante el año 2008 fue mayor con relación al año 2007 (Bs. 96.168 millones vs Bs.60.300 millones) , generando mayor carga de intereses.

Ingresos Financieros
Bs.+85.094.(+10,00%)

En Bs.	2008	2007	Variación Absoluta	Variación %
Ingresos Financieros	935.726	850.632	85.094	10,00

Se debe al incremento del saldo promedio mantenido en el año 2008 en depósitos a plazo y en cuentas bancarias remuneradas.

Diferencia en cambio
Bs.-57.241(+210,24%)

En Bs.	2008	2007	Variación Absoluta	Variación %
Diferencias en cambio- neto	- 84.467	- 27.226	-57.241	210,24

En el año 2008 no hubo devaluación de la moneda.El monto de pérdida cambiaria reflejado en el año 2008 corresponde a las pérdidas que se generan con las compras de euros para el pago de repuestos, principalmente de la División de Higiénicos (Fabio Perini).

Resultado en operaciones de Permuta Bs.-902.083(-100%)

En Bs.	2008	2007	Variación Absoluta	Variación %
Resultado en operaciones de Permuta	-	902.083	-902.083	-100,00

Los resultados de las operaciones de permuta del año 2008 están incluidos en la partida "Otros" de Otros Ingresos y Egresos (ver página 9)

OTROS INGRESOS(EGRESOS)

Comisiones ADR Bs.-881.720 (+342,04%)

En Bs.	2008	2007	Variación Absoluta	Variación %
Comisiones ADRs	-1.139.502	-257.782	-881.720	+342,04

La variación corresponde a las comisiones del CITIBANK N.A por el trámite de pago de dividendos a los tenedores de ADR´s.

Impuesto a las Transacciones Financieras (ITF) Bs.-3.481.696 (+136,32%)

En Bs	2008	2007	Variación Absoluta	Variación %
ITF	-6.035.705	-2.554.009	-3.481.696	+136,32

En la Gaceta Oficial No. 5.852 de fecha 05 de octubre de 2007 se publicó la Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y entidades económicas sin personalidad jurídica, efectivo a partir del 01 de noviembre de 2007.

En la Gaceta Oficial No. 38.951 de fecha 12 de junio de 2008 se publicó la derogación de la Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y entidades económicas sin personalidad jurídica.

Otros
Bs.+9.845.111 (-1.633,92%)

La variación en esta partida corresponde principalmente a:

- **Bs.13.572.085** como resultado de la aplicación de Normas Internacionales de Información Financiera a determinadas partidas del Balance General, esto con el fin de reflejar el valor razonable de dichas partidas en la situación financiera de la empresa.
- **Bs. –3.459.354** corresponde a una provisión para pérdida por fluctuación en la tasa de cambio Bs./US$.

Impuesto sobre la Renta
Bs. –33.493.562 (+622,38%)

El incremento en el Impuesto sobre la renta debió principalmente a :

1. Incremento en 305,07 % de la Utilidad antes de ISLR, es decir Bs. 147.270.832 más que en el año 2007.
2. Aumento del índice de inflación y su efecto sobre el ajuste fiscal.
3. Incremento de partidas no deducibles (Impuesto a las transacciones Financieras y Provisión para Potenciales Pérdidas por Competitividad Cambiaria MCA, comisiones Adr´s).

En Bs	2008	2007	Variación
Impuesto sobre la renta corriente estimado	44.040.043	16.257.028	27.783.015
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-792.530	-531.204	-261.326
Total Impuesto sobre la renta corriente	**43.247.513**	**15.725.824**	**27.521.689**
Ajustes reconocidos en el año actual en rela-Ción con impuesto sobre la renta corriente de años anteriores	-629.903	1.190.992	-1.820.895
Impuesto sobre la renta diferido proveniente De movimiento de diferencias temporarias	-3.742.558	-11.535.326	7.792.768
	38.875.052	**5.381.490**	**33.493.562**

Durante los años terminados el 31 de diciembre de 2008 y 2007, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de

impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal: estas partidas son:

- Impuesto y tasa fiscal aplicable a la utilidad según libros.
- Efecto sobre la utilidad contable por la aplicación de NIIF.
- Reserva por valuación de impuesto diferido activo.
- Ajuste fiscal por inflación.
- Otros gastos no deducibles.
- Otros ingresos no gravables.
- Efecto de rebaja por inversiones en propiedades, planta y equipos.
- Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros.



Utilidad Neta
Bs. +113.777.270 (+265,26%)

La Utilidad Neta alcanzó Bs. 156.670.447. EL Margen Neto presentó un incremento de 10,36 puntos porcentuales como consecuencia del aumento de la rentabilidad bruta y operativa, contrarrestado parcialmente por el incremento de otros egresos y del impuesto.

Elaborado por

Leticia Level
Gerente de Planificación Corp.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, **JUDITH XIOMARA HERNANDEZ MORA**, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, March 27, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims at inform you that the Board of Directors of my principal, in its meeting No.987 on this same date, decided to call a General Shareholders' Meeting to be held on April 24, 2009 in order to consider, among other issues, a decree of ordinary cash dividend of Thirty Bolivars Cents (BsF.0.30) per share, under the terms and conditions that will be subject to the consideration of such meeting, delegating to the Board of Directors the powers to establish the registry dates (deadline of transaction with benefit) and of payment (effective date of registry with benefit).

Likewise, we accompany hereto the notice for the aforementioned General Shareholders' Meeting that will be published in the national newspapers.

In connection to the aforementioned items, we attach hereto the following documents:

- Financial statements for the fiscal year ended at December 31, 2008.
- The Report by the Statutory Auditors.
- The proposal submitted by the Board of Directors.
- The demonstrative table of Movement of Retained Earnings.


REPUBLICA DE VENEZUELA
2
INTERPRETE PUBLICO

- Ad addressed to shareholders prior notification by the Shareholders' Meeting.
- Project of Record No.987 as of March 27, 2009.

We do hereby notify that we comply with the provisions set forth by the National Securities and Exchange Commission, Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004 and with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. ---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are called for the General Shareholder's Meeting to be held on April 24, 2009 at 12:00 m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors.
2. Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration.
3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (BsF.50,000,000.00) yearly. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issuance.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) yearly. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Shareholders are herein informed that the audited Financial Statements, the reports by the Statutory Auditors, the Management Report by the Board of Directors, the report by the Board of Directors about its compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of the Statutory Auditors, the proposal of dividends and other documents referred to in this notice have been at their request at the office premises of the company since March 28, 2009.

Caracas, April 17, 2009.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman.--

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates.

Report by Independent Public Accountants.

Consolidated Financial Statements. Years ended at December 31, 2008 and 2007 ------

Caracas, March 9, 2009.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.




INTERPRETE
PUBLICO

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 27, 2007 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2008 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2008.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 27, 2009 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2008 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH Y. HERNANDEZ MORA

AT DECEMBER 31, 2008

(Stated in bolivars)



	2008
ASSETS	
NON CURRENT ASSETS:	
Property, plant and equipment – Net	391,188,523
Stockholdings in associations and joint business	3,459,354
Total non-current assets	394,647,877
CURRENT ASSETS:	
Expenses paid in advance	1,064,387
Inventories – net	109,527,104
Advances to suppliers	2,658,080
Bills and accounts receivable - net	158,516,037
Investments available for sale	117,071
Cash and cash equivalent	42,326,103
Total current assets	314,208,782
TOTAL	708,856,659
SHAREHOLDER'S EQUITY AND LIABILITIES	
SHAREHOLDER'S EQUITY:	
Capital stock	69,633,596
Premium for issuing shares	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308
Retained earnings:	
Legal reserve	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551
Undistributed	220,669,329
Non realization of results in investments	82,793
Total shareholders' equity	417,162,342
NON CURRENT LIABILITIES:	
Provision for severance benefits, net of long-term advances	11,572,895
Unsecured bonds	37,410,000
Deferred tax income	30,992,261
Total non current liabilities	79,975,156
CURRENT LIABILITIES:	
Provision for severance benefits, net of short-term advances	13,050,285
Unsecured bonds	9,340,000
Commercial papers	13,084,438
Short-term loans	34,377,456
Dividends payable	2,018,672
Income tax payable	33,662,266
Accounts payable	106,186,044
Total current liabilities	211,719,161
Total liabilities	291,694,317
TOTAL	708,856,659




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2008

(Stated in bolivars)

	2008
INCOME FROM SALES	856,634,558
SALES COSTS	562,109,694
GROSS INCOME	294,524,861
COST AND EXPENSES:	
Sales expenses	44,529,699
Overheads and administrative expenses	35,358,924
Income from selling assets	(427,943)
	79,460,680
OPERATING INCOME	215,064,184
PARTICIPATION IN RESULTS FROM JOINT BUSINESS	(1,310,004)
FINANCIAL COSTS	(21,127,299)
FINANCIAL INCOME	935,726
EXCHANGE DIFFERENCES – NET	(84,467)
OTHER INCOME (EXPENDITURE):	
ADR Commissions	(1,139,502)
Tax debit bank	(6,035,705)
Others – net	9,242,566
INCOME BEFORE TAXES	195,545,499



Income tax	(38,875,052)
NET INCOME	156,670,447

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 --

[Logotype of MANPA]

GENERAL SHAREHOLDERS MEETING

APRIL 24, 2009

PROPOSALS

THIRD ITEM OF THE NOTICE.- The Board of Directors proposes to the company Shareholders´ Meeting to keep acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty-Five Million Eight Hundred Eighty-Two Thousand Bolivars (Bs.45,882,000.oo).

FOURTH ITEM OF THE NOTICE - It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to FORTY-FIVE THOUSAND BOLIVARS (Bs.45,000.00) per year.



FIFTH ITEM OF THE NOTICE – It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to SEVENTY THOUSAND BOLIVARS (Bs.70,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly THIRTY-NINE THOUSAND BOLIVARS (Bs.39,000.00) per year.

SIXTH ITEM OF THE NOTICE – Agreeing upon the ordinary cash dividend to be allocated to shareholders. It is herein proposed to decree an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.



Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend. (signed) Illegible. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329
Cash dividends approved by the Shareholders' Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
	151,846,329

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Saturday, March 28, 2009. http://www.el-nacional.com Caracas, Venezuela.Year LXVI – No.23557, Second Edition]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are herein informed that the audited financial statements, the reports by the statutory auditors and the short-lists for the statutory auditors are available at the office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, form the date of this publication, thus complying with the provisions set forth in Articles 113 and 126 of the Capital Market Law.




INTERPRETE
PUBLICO

Caracas, March 28, 2009. ——————————————————————

[Newspaper ad: "El Universal." Saturday, March 28, 2009. Caracas, Venezuela. Year CI– No.35819– Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are herein informed that the audited financial statements, the reports by the statutory auditors and the short-lists for the statutory auditors are available at the office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, form the date of this publication, thus complying with the provisions set forth in Articles 113 and 126 of the Capital Market Law.

Caracas, March 28, 2009. ——————————————————————

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 987**. As of today, the Twenty-Seventh (27th) day of March of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

Acting Directors RICARDO DELFINO and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

8. The Board of Directors agreed to convene a General Shareholders´ Meeting on April 24, 2009 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2008 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration.

3. Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY MILLION BOLIVARS (Bs.50,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of SEVENTY MILLION BOLIVARS (Bs.70,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, , the report of the Board directors management, the report by




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from premises from March the 28th, 2009.

Caracas, April 17, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 987**. As of today, the Twenty-Seventh (27th) day of March of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and Acting Directors RICARDO DELFINO and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

7. The Board of Directors approved the text of the proposal related to the ordinary cash dividend subject to the consideration of the General Shareholders´ Meeting to be held on April 24, 2009 that reads as follows: Agreeing to decree an ordinary cash dividend of thirty cents (0.30) bolivars per share, for each of the Two Hundred Twenty-Nine Million



Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion. Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend."

This certification is issued in Caracas on the Twenty-Seventh (27th) day of March of the year Two Thousand Nine.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DEFLINO T. (signed) Illegible.

Chairman ---

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2009. April 31 A 9:13. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 11th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


MANPA

Caracas, 27 de marzo de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 987 de esta misma fecha, decidió convocar a una Asamblea General Ordinaria de Accionistas para día 24 de abril de 2009, con el objeto de considerar, entre otros puntos, un decreto de dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Ordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ Estados Financieros del ejercicio finalizado el 31 de diciembre de 2008.
- ✓ El Informe de los Comisarios.
- ✓ Las Proposiciones que presentará la Junta Directiva.
- ✓ Cuadro demostrativo de Movimiento de Utilidades.
- ✓ Aviso a los accionistas previo a la convocatoria de la Asamblea.
- ✓ Proyecto del Acta N° 987 de fecha 27 de marzo de 2009.

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Urb. El Bosque –
Teléfono: 901.2307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

...cribir, Imprimir, Embalar
...1224 - 401121
...apel Higiénico
407511 - 407413 407534
... Sacos
(043) 401357 - 401341
...anta Bolsas
...s (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs.F. 45.882.000,oo
Capital Suscrito Bs.F. 22.941.000,oo
Capital Pagado Bs.F. 22.941.000,oo
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 24 de abril de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 28 de marzo de 2009.

Caracas, 17 de abril de 2009

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2008 y 2007

Caracas, 09 de marzo de 2009.

Señores
Accionistas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2008 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2008.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 27 de febrero de 2009, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2008, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2008

(Expresados en bolívares)

	2008
ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	391.188.523
Participaciones en asociadas y negocios conjuntos	3.459.354
Total activo no corriente	394.647.877
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	1.064.387
Inventarios - neto	109.527.104
Anticipos a proveedores	2.658.080
Efectos y cuentas por cobrar - neto	158.516.037
Inversiones disponibles para la venta	117.071
Efectivo y equivalentes de efectivo	42.326.103
Total activo corriente	314.208.782
TOTAL	708.856.659
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.633.596
Prima en emisión de acciones	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	220.669.329
Resultado no realizado en inversiones	82.793
Total patrimonio	417.162.342
PASIVO NO CORRIENTE:	
Apartado para prestaciones por antigüedad a largo plazo, neto de anticipos	11.572.895
Bonos quirografarios	37.410.000
Impuesto sobre la renta diferido	30.992.261
Total pasivo no corriente	79.975.156
PASIVO CORRIENTE:	
Apartado para prestaciones por antigüedad a corto plazo, neto de anticipos	13.050.285
Bonos quirografarios	9.340.000
Papeles comerciales	13.084.438
Préstamos a corto plazo	34.377.456
Dividendos por pagar	2.018.672
Impuesto sobre la renta por pagar	33.662.266
Cuentas por pagar	106.186.044
Total pasivo corriente	211.719.161
Total pasivo	291.694.317
TOTAL	708.856.659

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2008
(Expresados en bolívares)

	2008
INGRESOS POR VENTAS	856.634.558
COSTO DE VENTAS	562.109.694
UTILIDAD BRUTA	294.524.864
COSTOS Y GASTOS:	
Gastos de ventas	44.529.699
Gastos generales y administrativos	35.358.924
Utilidad en venta de activos	(427.943)
	79.460.680
UTILIDAD EN OPERACIONES	215.064.184
PARTICIPACIÓN EN RESULTADOS DE NEGOCIOS CONJUNTOS	(1.310.004)
COSTOS FINANCIEROS	(21.127.299)
INGRESOS FINANCIEROS	935.726
DIFERENCIAS EN CAMBIO - NETO	(84.467)
OTROS INGRESOS (EGRESOS):	
Comisiones ADR	(1.139.502)
Impuesto a las transacciones financieras	(6.035.705)
Otros - neto	9.242.566
	(19.518.685)
UTILIDAD ANTES DE IMPUESTOS	195.545.499
Impuesto sobre la renta	(38.875.052)
UTILIDAD NETA	156.670.447

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909


MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
24 DE ABRIL DE 2009

PROPOSICIONES

TERCER PUNTO DE LA CONVOCATORIA.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Millones Ochocientos Ochenta y Dos Mil Bolívares (Bs. 45.882.000,oo).

CUARTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias, para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MILLONES DE BOLÍVARES (Bs.F. 50.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de CUARENTA Y CINCO MIL BOLIVARES (Bs.F. 45.000,oo) por año.

QUINTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de SETENTA MILLONES DE BOLÍVARES (Bs.F. 70.000.000,oo) por año, para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de TREINTA Y NUEVE MIL BOLIVARES (Bs.F. 39.000,oo) por año.

SEXTO PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Treinta Céntimos de Bolívar Fuerte (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS
(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo propuesto por la Junta Directiva el 27 de marzo de 2009 (Bs. 0,30 por acción)	(68.823.000)
	151.846.329





EL NACIONAL

CARACAS - VENEZUELA sábado 28 de marzo de 2009

AÑO LXVI
#23.557
FUNDADO EN 1943
SEGUNDA EDICIÓN

www.el-nacional.com

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023530-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 28 de marzo de 2009

LA JUNTA DIRECTIVA



EL UNIVERSAL

PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • SÁBADO 28 DE MARZO DE 2009 • BsF 2,00 | Bs 2.000 • AÑO C • Nº 35.819

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023530-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 28 de marzo de 2009

LA JUNTA DIRECTIVA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 987**: Hoy, veintisiete (27) de marzo de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, , Elena Delfino y los Directores Suplentes Ricardo Delfino y Fernando Paparoni en ausencia de Alfredo Travieso y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

8. La Junta Directiva acordó convocar la Asamblea General Ordinaria de Accionistas para el día 24 de abril de 2009, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2008, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MILLONES DE BOLIVARES (Bs.F.50.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de SETENTA MILLONES DE BOLIVARES (Bs.F. 70.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas."

Certificación que expido en Caracas a los veintisiete (27) días del mes de marzo del año dos mil nueve.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 -
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 987**: Hoy, veintisiete (27) de marzo de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, , Elena Delfino y los Directores Suplentes Ricardo Delfino y Fernando Paparoni en ausencia de Alfredo Travieso y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

7. La Junta Directiva aprobó el texto de la proposición relativa al dividendo ordinario a ser sometida a la consideración de la Asamblea General Ordinaria de Accionistas a efectuarse el día 24 de abril de 2009, la cual es del tenor siguiente: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Treinta Céntimos de Bolívar (Bs.F. 0,30) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción. Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado."

Certificación que expido en Caracas a los veintisiete (27) días del mes de marzo del año dos mil nueve.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva